Exhibit 99.1



中国南方航空
CHINA SOUTHERN AIRLINES

H Share Stock Code: 1055 • A Share Stock Code: 600029

United Kingdom

Kazakhstan

Netherlands

China

Japan

France

Korea

United Arab Emirates

Malaysia

America

Singapore

Australia

Kenya

2022
ANNUAL REPORT

One Headquarter
DUAL HUBS



About Us

China Southern Airlines Company Limited is the airline with the most transport aircraft, the most developed route network, and the largest passenger turnover in China. By the end of the reporting period, China Southern Airlines operated a total of 894 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 380, 350, 330, 320 series COMAC ARJ series; formed a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa; and had 21 branches, 7 majority-held civil aviation subsidiaries, 6 bases, 21 domestic offices and 53 overseas offices across the world. In June 2018, the Company was awarded "Two-Star Diamond Award for Flight Safety", the top award for flight safety from CAAC, and has been an airline with the highest safety star in China.



CONTENTS

About Us

Operating Results

Corporate Governance

Financial Report

Financial Statements Prepared under International Financial Reporting Standards

DEFINITIONS

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited
Group	China Southern Airlines Company Limited and its controlling subsidiaries
CSAH	China Southern Air Holding Company Limited
Xiamen Airlines	Xiamen Airlines Company Limited
Guizhou Airlines	Guizhou Airlines Company Limited
Zhuhai Airlines	Zhuhai Airlines Company Limited
Shantou Airlines	Shantou Airlines Company Limited
Chongqing Airlines	Chongqing Airlines Company Limited
Henan Airlines	China Southern Airlines Henan Airlines Company Limited
Hebei Airlines	Hebei Airlines Company Limited
Jiangxi Airlines	Jiangxi Airlines Company Limited
Finance Company	China Southern Airlines Group Finance Company Limited
Logistics Company	China Southern Air Logistics Company Limited
General Aviation Limited	China Southern Airlines General Aviation Limited
CSAGPMC	China Southern Airlines Group Property Management Company Limited (present name: China Merchants Southern Airlines (Guangzhou) Property Service Co., Ltd.)
Nan Lung	Nan Lung Holding Limited
SACC	Shenzhen Air Catering Co., Ltd.
SACM	Southern Airlines Culture and Media Co., Ltd.
SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft
American Airlines	American Airlines, Inc.
PRC	The People's Republic of China
CSRC	China Securities Regulatory Commission
NDRC	National Development and Reform Commission
SASAC	State-owned Assets Supervision and Administration Commission of the State Council
CAAC	Civil Aviation Administration of China
IATA	International Air Transport Association

Daxing Airport	Beijing Daxing International Airport
SSE	Shanghai Stock Exchange
Stock Exchange	The Stock Exchange of Hong Kong Limited
Articles of Association	Articles of Association of China Southern Airlines Company Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Corporate Governance Code	Corporate Governance Code as set out in Part 2 of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Available Seat Kilometers or "ASK"	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or "ATK"	the tonnes of capacity available for the transportation multiplied by the kilometers flown
Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown
Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown
Revenue Passenger Kilometers or "RPK"	i.e. passenger traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or "RTK"	i.e. total traffic volume, the load (passenger and cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – cargo or "RFTK"	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown
Aircraft Utilization Rate	Flight hours that aircraft can serve during specified time
Passenger Load Factor	RPK expressed as a percentage of ASK
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per RTK	revenue divided by RTK
Yield per RFTK	revenue from cargo and mail operations divided by RFTK



CORPORATE PROFILE

The Group is the biggest airline in China with the largest fleet, the most extensive route network and the largest annual passenger turnover.

The Company's headquarters is located in Guangzhou. It has 21 branches in Beijing, Shenzhen, and other cities and 7 holding aviation subsidiaries including Xiamen Airlines. The Company has had 6 bases, 21 domestic offices and 53 overseas offices across all continents. By the end of the reporting period, the Group has operated a total of 894 passenger and cargo transport aircrafts including Boeing 787, 777, 737 series, Airbus 380, 350, 330, 320 series, COMAC ARJ series. The Company was awarded the "Two-Star Diamond Award for Flight Safety", the top award for flight safety from the CAAC, in June 2018.

In recent years, by focusing on the construction of route network structure with hubs as the core, strategic markets as the key and market development as support, the Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, thereby gradually developing a network-based airline. In 2022, the Company continued to deeply cultivate in the Guangdong-Hong Kong-Macao Greater Bay Area, and CSA has nearly 48.5% of market share in Guangzhou. At the same time, the Company insisted to build Beijing hub with high quality. The Company's market share of Daxing Airport exceeded 50%, which is the largest main base company. CSA has formed a new development layout with "Guangzhou Hub in the south and Beijing Hub in the north".



About Us

Operating Results

Corporate
Governance

Financial Report





CORPORATE INFORMATION

Chinese name:	中國南方航空股份有限公司
Chinese Short Name:	南方航空
English name:	China Southern Airlines Company Limited
English Short Name:	CSN
Legal Representative:	Ma Xu Lun
Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC
Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC
Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong
Website of the Company:	www.csair.com
Telephone:	+86-20-86112480
Fax:	+86-20-86659040
E-mail:	ir@csair.com
Sina Weibo:	http://weibo.com/csair
Service Hotline	+86 95539
Mobile APP:	China Southern Airlines
WeChat Mini Program	China Southern Airlines
WeChat Official Account:	China Southern Airlines
WeChat QR Code:	
WeChat ID	CS95539
Place of Listing of A Shares:	SSE
Short Name of A Shares:	南方航空
Stock Code of A Shares:	600029

A Share Registrar: China Securities Depository and Clearing Corporation Limited Shanghai Branch
188 South Yanggao Road, Pudong New Area, Shanghai

Place of Listing of H Shares: The Stock Exchange

Short Name of H Shares: CHINA SOUTH AIR

Stock Code of H Shares: 01055

H Share Registrar: Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

Domestic Legal Adviser: Beijing Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser: Jingtian & Gongcheng LLP

Domestic Auditors: KPMG Huazhen LLP

Overseas Auditors: KPMG (Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance)

Controlling Shareholder: China Southern Air Holding Company Limited

Principal Bankers: China Development Bank
The Export-Import Bank of China
China Construction Bank
Industrial and Commercial Bank of China
Postal Savings Bank of China

Designated Website for Information Disclosure (H Shares): www.hkexnews.hk

Place Where Annual Report is Made Available for Inspection: The Board Office of China Southern Airlines Company Limited of China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

As at 28 March 2023	**Directors**	**Supervisors**
	Ma Xu Lun	Ren Ji Dong
	Han Wen Sheng	Lin Xiao Chun
	Luo Lai Jun	Yang Bin
	Liu Chang Le	
	Gu Hui Zhong	
	Guo Wei	
	Cai Hong Ping	

Secretary to the Board Chen Wei Hua

Joint Company Secretaries: Chen Wei Hua
Liu Wei

Securities Affairs Representative: Xu Yang

Authorised Representatives under the Listing Rules: Ma Xu Lun
Chen Wei Hua

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

I. PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP AS AT THE END OF THE REPORTING PERIOD

(I) *Principal Accounting Information*

Unit: RMB million

	2022	2021	Increase/ (decrease) %
Operating revenue	**87,059**	101,644	(14.35)
Net loss attributable to equity shareholders of the Company	**(32,699)**	(12,106)	170.11

	As of 31 December		
	2022	2021	Increase/ (decrease) %
Equity attributable to equity shareholders of the Company	**41,275**	67,851	(39.17)
Total assets	**312,246**	323,211	(3.39)

(II) *Principal Financial Indicators*

	2022	2021	Increase/ (decrease) %
Basic loss per share (RMB/share)	**(1.90)**	(0.75)	153.33
Diluted loss per share (RMB/share)	**(1.90)**	(0.75)	153.33

II. SUMMARY OF OPERATING DATA

	For the year ended 31 December		
			Increase/(decrease)
	2022	2021	%
Traffic			
Revenue passenger kilometers (RPK) (million)			
Domestic	**96,988.77**	148,223.63	(34.57)
Hong Kong, Macau and Taiwan	**175.05**	152.48	14.80
International	**4,913.87**	4,050.18	21.32
Total:	**102,077.70**	152,426.29	(33.03)
Revenue tonne kilometers (RTK) (million)			
Domestic	**9,593.64**	14,389.54	(33.33)
Hong Kong, Macau and Taiwan	**22.86**	25.48	(10.30)
International	**6,767.24**	6,793.68	(0.39)
Total:	**16,383.74**	21,208.71	(22.75)
RTK – passenger (million)			
Domestic	**8,546.41**	13,124.43	(34.88)
Hong Kong, Macau and Taiwan	**15.50**	13.48	14.99
International	**435.17**	359.50	21.05
Total:	**8,997.08**	13,497.41	(33.34)
RTK – cargo (million)			
Domestic	**1,047.23**	1,265.11	(17.22)
Hong Kong, Macau and Taiwan	**7.36**	12.01	(38.69)
International	**6,332.07**	6,434.18	(1.59)
Total:	**7,386.66**	7,711.30	(4.21)

About Us

Operating Results

Corporate Governance

Financial Report

PRINCIPAL ACCOUNTING INFORMATION
AND FINANCIAL INDICATORS

	For the year ended 31 December		Increase/(decrease)
	2022	2021	%
Passengers carried (thousand)			
Domestic	**61,666.22**	97,717.02	(36.89)
Hong Kong, Macau and Taiwan	**157.23**	147.75	6.42
International	**812.62**	639.89	26.99
Total:	**62,636.06**	98,504.66	(36.41)
Cargo and mail carried (thousand tonnes)			
Domestic	**633.61**	765.34	(17.21)
Hong Kong, Macau and Taiwan	**6.87**	12.19	(43.68)
International	**686.17**	664.42	3.27
Total:	**1,326.64**	1,441.95	(8.00)
Capacity			
Available seat kilometres (ASK) (million)			
Domestic	**145,655.54**	205,437.17	(29.10)
Hong Kong, Macau and Taiwan	**410.36**	463.01	(11.37)
International	**7,779.24**	8,021.64	(3.02)
Total:	**153,845.14**	213,921.82	(28.08)
Available tonne kilometres (ATK) (million)			
Domestic	**16,139.92**	23,431.06	(31.12)
Hong Kong, Macau and Taiwan	**55.49**	61.20	(9.33)
International	**10,026.34**	10,025.45	0.01
Total:	**26,221.74**	33,517.70	(21.77)

	For the year ended 31 December		
			Increase/(decrease)
	2022	2021	%
Available tonne kilometres (ATK) – passenger (million)			
Domestic	**13,109.00**	18,489.35	(29.10)
Hong Kong, Macau and Taiwan	**36.93**	41.67	(11.37)
International	**700.13**	721.95	(3.02)
Total:	**13,846.06**	19,252.96	(28.08)
Available tonne kilometres (ATK) – cargo (million)			
Domestic	**3,030.92**	4,941.71	(38.67)
Hong Kong, Macau and Taiwan	**18.55**	19.53	(4.98)
International	**9,326.20**	9,303.50	0.24
Total:	**12,375.68**	14,264.74	(13.24)
Load Factor			
Passenger load factor (RPK/ASK) (%)			
Domestic	**66.59**	72.15	(5.56)
Hong Kong, Macau and Taiwan	**42.66**	32.93	9.72
International	**63.17**	50.49	12.68
Average:	**66.35**	71.25	(4.90)
Overall load factor (RTK/ATK) (%)			
Domestic	**59.44**	61.41	(1.97)
Hong Kong, Macau and Taiwan	**41.20**	41.64	(0.44)
International	**67.49**	67.76	(0.27)
Average:	**62.48**	63.28	(0.79)

PRINCIPAL ACCOUNTING INFORMATION
AND FINANCIAL INDICATORS

	For the year ended 31 December		Increase/(decrease)
	2022	2021	%
Yield			
Yield per RPK (RMB)			
Domestic	**0.51**	0.46	10.87
Hong Kong, Macau and Taiwan	**2.66**	1.46	82.19
International	**2.00**	1.61	24.22
Average:	**0.59**	0.49	20.41
Yield per RFTK (RMB)			
Domestic	**1.31**	1.18	11.02
Hong Kong, Macau and Taiwan	**11.96**	13.74	(12.95)
International	**3.07**	2.83	8.48
Average:	**2.83**	2.58	9.69
Yield per RTK (RMB)			
Domestic	**5.33**	4.88	9.22
Hong Kong, Macau and Taiwan	**24.23**	15.23	59.09
International	**4.32**	3.64	18.68
Average:	**4.94**	4.49	10.02
Cost			
Main business cost per ATK (RMB)	**3.93**	3.04	29.28
Flight Volume			
Kilometers flown (million)	**994.38**	1,317.85	(24.55)
Hours flown (thousand)			
Domestic	**1,373.91**	1,935.98	(29.03)
Hong Kong, Macau and Taiwan	**3.17**	3.78	(16.19)
International	**179.61**	170.60	5.28
Total:	**1,556.69**	2,110.36	(26.24)
Number of flights (thousand)			
Domestic	**578.27**	822.25	(29.67)
Hong Kong, Macau and Taiwan	**1.84**	2.27	(19.03)
International	**21.43**	18.80	13.99
Total:	**601.54**	843.32	(28.67)

Note:

Operating data is rounded to two decimal places. Discrepancies between the column sum and the total sum or between the increase/decrease and the total sum are due to rounding of percentage numbers.

III. SUMMARY OF FLEET DATA

As at 31 December 2022, the scale and structure of fleet and the delivery and disposal of aircrafts of the Group were as follows:

Unit: number of aircraft

Aircraft Models	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft						
A380 Series	2	0	0	0	3	**2**
A350 Series	6	10	0	4	0	**16**
A330 Series	6	27	7	0	0	**40**
A320 Series	139	81	124	10	0	**344**
B787 Series	4	25	10	0	0	**39**
B777 Series	1	14	0	0	0	**15**
B737 Series	138	68	191	0	2	**397**
EMB190	6	0	0	0	0	**6**
ARJ21	6	14	0	8	0	**20**
Freighter						
B777 Series	8	7	0	1	0	**15**
B747 Series	0	0	0	0	2	**0**
Total	**316**	**246**	**332**	**23**	**7**	**894**

Note:

As at 31 December 2022, the aggregate net book value of the aircraft and engines of the Group was RMB188,883 million.

HIGHLIGHTS OF THE YEAR

JANUARY

China Southern Airlines, joining hands with New Zealand Trade and Enterprise (NZTE), officially launched the "New Zealand Caring Day" program, in which a number of well-known New Zealand companies would provide customized services for passengers at the Pearl Lounge of **China Southern Airlines** in Guangzhou and Beijing, caring for passengers' every journey through "affinity and refinement" services.

FEBRUARY

The third phase hangar of Guangzhou Aircraft Maintenance Engineering Co., Ltd. was put into operation, effectively enhancing the aircraft maintenance strength of **China Southern Airlines** and providing strong support for its passenger flights to freight flights project and the expansion of third-party business.

MARCH

During the Spring Festival travel rush, **China Southern Airlines** converted more than 72,000 passenger flights and safely transported over 9 million passengers, successfully completing the task of ensuring the safety of the Spring Festival flights, and effectively ensuring smooth travel for passengers returning home and on their return journey.







APRIL

China Southern Airlines released the list of the first batch of promotion library and wisdom library projects for "Golden Idea Makes Benefits" Project 2022, with 97 golden ideas from various business systems and units included in the library. The Golden Idea Project helped the Company to build a long-acting mechanism for cost leadership.

MAY

China Southern Airlines fully seized the opportunity of the freight market and optimized its business model. It converted over 7,000 passenger flights to freight flights, with revenue reaching a record high.

JUNE

China Southern Airlines won the "Best Airline Award" and the "Service Improvement Excellence Award" for customer service and ticketing of 2021, winning the Best Airline Award for five consecutive years.


首批金点子推广库和智慧库项目发布




CAPSE
最佳航空公司
BEST AIRLINE
AWARDS 2021
中国南方航空
CAPSE2021最佳航空公司

About Us
Operating Results
Corporate Governance
Financial Report

JULY

China Southern Airlines carried out a series of activities themed safety, such as safety culture promotion and risk and hidden danger investigation and management as well as the three-year action of special rectification of safety production. These efforts helped **China Southern Airlines** to achieve safety management during the summer peak season by strengthening risk prevention and thus to ensure reliable and safe flight operation.

AUGUST

China Southern Airlines actively carried out special actions for flight on-time performance by emphasizing flight pre-decision tactics. Meanwhile, leveraging the new technology, **China Southern Airlines** better coped with the frequent occurrence of extreme weather and unfavorable flight operating conditions, etc., thereby maintaining a leading position in the industry in flight on-time performance rate.

SEPTEMBER

The Company held the 9th session of the Board meeting and considered and approved the shareholding system reform plan of its holding subsidiary, China Southern Air Logistics Company Limited. Logistics Company was transformed into a joint stock company with limited liability on 31 May 2022 as the benchmark date, which marked a further step in the reform of "Double Hundred Enterprises".







OCTOBER

The Company launched a series of services themed "**China Southern Airlines** Takes You on Your First Flight Without any Worry" and made available the "Exclusive Benefit Service" for passengers taking a flight for the first time, transiting for the first time and travelling overseas for the first time. These efforts improved information and service guidance and eliminated the worries of passengers taking a flight for the first time, which in turn strengthened the brand recognition and reputation of **China Southern Airlines**.

NOVEMBER

As the "official strategic partner" and "special air carrier" of Airshow China, **China Southern Airlines** participated in the exhibition under the theme of "Fly to a Better Future" and was highlighted in multi-dimensional and diversified forms.

DECEMBER

China Southern Airlines flight CZ3572 from Hongqiao, Shanghai to Guangzhou landed smoothly at Guangzhou Baiyun International Airport, marking the realization of 2022 aviation safety year for **China Southern Airlines**.






中国南方航空顺利实现2022航空安全年





MANAGEMENT DISCUSSION
AND ANALYSIS



Ma Xu Lun
Chairman



The Group has realized

- *Safe Flight*
  ## 155.7 *Hours*

- *Passengers Transported*
  ## 62.64 *Million*

- *Cargo Transport Volume*
  ## 1.33 *Million Tons*

I. BUSINESS REVIEW

(I) *Discussion and Analysis of Operations*

In 2022, the global economic growth slowed down due to factors such as inflation. The World Economic Outlook report published by the International Monetary Fund shows that the global economic growth in 2022 is 3.4%. China balanced the economic and social development, and its comprehensive national strength improved, with a GDP of RMB121 trillion, a year-on-year increase of 3.0%.

In 2022, despite the multiple challenges, China's civil aviation industry presented a solid development trend. The Total Transport Turnover, Passenger Volume, and Cargo and Mail Volume for the whole year were 59.93 billion ton-kilometers, 250 million passengers and 6.076 million tons, respectively, back to 46.3%, 38.1% and 80.7% of 2019 levels. The Group gave top priority to aviation safety, and actively responded to the operation challenges towards the goal of high-quality development. During the reporting period, with the joint efforts of the management and all employees, the Group recorded 1.557 million flight hours, carried 62.64 million passengers and 1.33 million tons of cargo and mail. We have won the "Best



Airline in China" award by Skytrax for the first time, and have been honored as the "Best Airline of the Year" by Civil Aviation Passenger Service Evaluation ("**CAPSE**") for five consecutive years, and as the First Brand in Aviation Service Industry by the Ministry of Industry and Information Technology in China Brand Power Research for 12 consecutive years.

1. Safety Management

During the reporting period, the Group gave top priority to aviation safety, consolidated and intensified the three-year campaign of safety rectification, and further pushed forward the construction of seven safety systems. We developed a safety management plan focusing on organizational and systematic monitoring, drafted and improved the lists of position-based responsibilities for safety to facilitate the fulfillment of safety management responsibilities. We expanded the scope of safety audits, launched special campaigns to prevent and resolve major risks and risks in relation to fire and hazardous chemicals, and conducted large-scale safety discussion and inspection to eliminate potential problems and hazards from time to time. During the reporting period, the Group achieved 1.557 million hours of safe flight with continuous improvement in safety and quality.

2. Management Response

During the reporting period, the Group actively developed operational response plans in response to market changes, and made every effort to enhance operating efficiency. In terms of passenger transport, we adhered to the strategy of maximizing marginal contribution while proactively capturing flight slot resources, building a customer management system framework, innovating marketing methods, and establishing a smart recommendation and content marketing platform for mobile

First Time Winner

Skytrax
"China's Best Airline" Award

Five-Time Consecutive Winner

Civil Aviation Passenger Service Evaluation
(CAPSE) "Annual Best Airline Award"

Twelve-Time Consecutive Winner

Ministry of Industry and Information Technology
China Brand Power Research's First Brand in Aviation Service Industry

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Operating Results

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MANAGEMENT DISCUSSION
AND ANALYSIS





Freight Flights Converted from Passenger Aircraft

9,098 *Flights*

Completed Cargo and Mail Transportation Volume

1.33 *Million Tonnes*

users. We took multiple measures to ensure the efficiency of our cargo transport business, with a focus on sales of return flights from foreign countries, end customers management, and control of high-premium cabin seats and pricing. During the reporting period, the Group organized 9,098 freight flights converted from passenger aircrafts, and completed cargo and mail transportation volume of 1.33 million tons.

3. Operation Service

During the reporting period, the Group steadily improved its operation quality with service brand highlights. We continuously carried out special actions to improve flight punctuality optimized the fast transfer plan, established the AOC and GOC disaster recovery centers, and flight dispatching centers, maintaining a leading position in the industry in terms of flight on-

time performance rate. Upholding the concept of "affinity and refinement" services, we provided "humanized, digitalized, refined, personalized and convenient" services, established a service quality management department, improved the service control platform, set up self-help luggage service platform and developed 125 types of "home flavor" in-flight meals.

4. Implementation of Strategies

During the reporting period, the Group implemented the general strategy of high-quality development and accelerated the implementation of major strategies. We constructed the Beijing hub with high quality and continuously optimized the flight schedule of Daxing Airport, increasing the number of high-yield flights departing from the Beijing hub. The

Group's market share in Daxing Airport reached 53.7%. We have focused on improving our market control in the Greater Bay Area and actively sought to add new flight slot resources. The market share of domestic departure capacity in Guangzhou, Shenzhen, Zhuhai and Huizhou was at the forefront. We continued to promote the optimization of the five major structures of fleet, market, human resources, industry, and assets and liabilities, and explored diversified financing channels. During the reporting period, the Group completed a non-public issuance of shares and raised funds of approximately RMB6.05 billion.

5. Reform and Development

During the reporting period, the Group successfully completed the three-year reform action and took the action of targeting world's first-class

management. We vigorously promoted the tenure system and contractual management, and improved the market-oriented operation mechanism; we continued to advance the reform of the aircraft maintenance, and completed the shareholding system reform for the "double hundred enterprises" (i.e. China Southern Airlines Cargo Logistics (Guangzhou) Company Limited and China Southern Airlines General Aviation Limited); we strengthened the ESG function of the board of directors and promoted subsidiaries to establish the authorization mechanisms; we strengthened network security management, built an adaptation testing center, and passed international standard certification for information security management systems; we optimized real estate investment and operation, and formulated resource allocation standards.



The Market Share of Daxing Airport Reached

53.7 %

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MANAGEMENT DISCUSSION AND ANALYSIS







Give Full Effect to

Seven Major Actions of Carbon Neutralization

6. Social Responsibility

During the reporting period, the Group proactively performed social responsibilities to serve the development of rural revitalization. We fully implemented the seven actions of carbon neutrality, established an aircraft weight management system, and achieved the plastic quota targets; we carried out in-depth activities of employee care and concern, especially for front-line positions and isolated personnel, and implemented the special initiative to improve the quality of life of workers, and the youth literacy improvement program. During the reporting period, the Group spent RMB74.2145 million to help alleviate poverty and attracted a total investment of RMB350 million through the investment promotion.

(II) *Industrial Position of the Company*

1. Information of Development of International and Domestic Aviation Industry

(1) DEVELOPMENT OF INTERNATIONAL AVIATION INDUSTRY

Passenger demand recovered continuously and the loss narrowed. According to data released by IATA, the global aviation industry has been constantly recovered throughout the year. In 2022, the global passenger traffic increased by 64.4% year on year in terms of RPK, among which, the international passenger transport increased by 152.7% year on year, and the domestic passenger transport increased by 10.9% year on year. The whole industry loss was expected to be US$6.9 billion, representing a year-on-year decrease of US$35.1 billion. The passenger load factor was 78.7%, representing a year-on-year increase of 11.8 percentage points.



Han Wen Sheng
President and vice chairman

Cargo transport declined and revenue was flat as compared to the same period last year. According to data released by IATA, in 2022, the air cargo demand decreased by 8.0% year on year. The capacity for cargo increased by 3.0% year on year, and decreased by 8.2% as compared to 2019. The cargo revenue of global airlines is expected to reach US$201.4 billion, flat with 2021.

The industry is expected to return to profitability. According to IATA, in 2022, airlines struggled to improve revenue and control costs amid rising fuel prices, and losses decreased significantly. Despite increased economic uncertainty, IATA expected the global aviation industry to make a profit of US$4.7 billion in 2023, and the industry was expected to continue to recover.

(2) DEVELOPMENT OF CHINA AVIATION INDUSTRY

According to the data released by CAAC:

In 2022, China's civil aviation achieved a total traffic volume of 59.93 billion ton-kilometers, a passenger traffic volume of 250 million and a cargo and mail throughput of 6.076 million tonnes, representing 46.3%, 38.1% and 80.7% of that in 2019, respectively. In 2022, China's civil aviation invested more than RMB120 billion in fixed assets, exceeding RMB100 billion for three consecutive years; built and relocated eight new airports; the Beijing-Guangzhou corridor has been fully opened, forming a north-south air artery. China's civil aviation completed airworthiness certification of the large passenger aircraft C919 and granted the type certificate and production certificate.

2. Features of Aviation Industry

(1) THE DEVELOPMENT LEVEL OF CIVIL AVIATION INDUSTRY IS AN IMPORTANT DISPLAY OF THE COMPREHENSIVE NATIONAL STRENGTH

The development of the civil aviation industry provides vast room for the technological innovation of related fields. Especially, the upstream aviation manufacturing industry may drive the development and innovation of material, metallurgy, chemical, mechanical manufacturing, special processing, electronics, information and many other industries. It is a strategic industry and forerunner high-tech industry for a country's economic development and an important symbol of a country's modernization, industrialization, science and technology, and comprehensive national strength.

MANAGEMENT DISCUSSION
AND ANALYSIS

(2) CIVIL AVIATION INDUSTRY IS FEATURED WITH COMMONALITY

Civil aviation industry plays a role that other transport methods cannot replace in promotion of international communication, providing service for public travel, emergency rescue and disaster relief, and many other social and public services. Aviation passenger transport is the basis for the development of the tourism industry and a safeguard for international political, economic and cultural communications. Aviation transport is routinely used for international transoceanic passenger transport. Aviation cargo transport is a must for the development of trade, logistics, high-tech and many

other industries and the basis for the development of courier and postal industry.

(3) CIVIL AVIATION INDUSTRY IS FEATURED WITH "FIVE HIGH AND ONE LOW"

The civil aviation industry is featured with "five high and one low", being high risk, high technology, high investment, high volatility, high demand and low profitability. Specifically, the risk sources are very complex and diverse, and the air transport is affected by political and economic situations, natural disasters and pandemic. The civil aviation industry is featured with high degree of technology content, long industry chains and

advanced technology-integration. The investments in fixed assets are high, especially, the cost of introducing aircraft, operation cost, and maintenance cost. The demand for air transportation is either induced demand or derived demand, which fluctuates with the fluctuations of the economic cycle. The public have a high level of concern and demand for the safe operation of civil aviation. The average annual return on net assets of global air transportation industry is less than 2% over the past 40 years, which is much lower than the average rate of return on social capital.

3. Industrial Position

The Group is the biggest airline in China with the largest fleet, the most extensive route network and the largest annual passenger throughput. As at the end of reporting period, the Group has operated a total of 894 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, COMAC ARJ series, Airbus 380, 350, 330, 320 series, etc. The Group has the densest network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. The Group has 21 branches, 7 holding aviation subsidiaries, 6 bases, 21 domestic offices and 53 overseas offices. In June 2018, the Company was awarded the "Two-Star Diamond Award for Flight Safety", the top award for flight safety from the CAAC.

In recent years, by focusing on the construction of route network



structure with hubs as the core, strategic markets as the key and market development as support, the Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, and a network-based airline has taken shape gradually. In 2022, the Company continued to deeply cultivate in the Guangdong-Hong Kong-Macao Greater Bay Area, and has nearly 48.5% of market share in Guangzhou. At the same time, the Company insisted to build Beijing hub with high quality, the time slots of Daxing Airport exceeded 50%, becoming the largest main base airline. CSA has formed a new development layout with "Guangzhou Hub in the south and Beijing Hub in the north".

(III) The Business of the Company

(I) Principal Business

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) provision of general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services (operated by branch office only); (6) engaging in other airline or airline related business, including advertising for such businesses; (7) engaging in other aviation businesses and related businesses (limited to insurance agency business of personal accident insurance); provision of airline ground services; civil aircraft training (operated by branch office with proper license);

asset leasing; project management and technical consultancy; sales of aviation equipment; travel agency business services; merchandise retail and wholesale; health and medical examination services; Internet sales (except for sale of commodities subject to licensing); insurance and insurance agency business; domestic trade agents; professional design services; Type 1 value-added telecommunication services; Type 2 value-added telecommunication services; advertisement preparation; advertisement publication; advertisement design and agency; Internet data service; Internet information service; information system integration service; IoT technical services; social and economic consulting services; information technology consulting services; information consulting services (except information consulting services subject to licensing). (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval from relevant authorities in accordance with the laws.)

(II) Operating Model

With building a world-class aviation transportation enterprise as the starting point and objective, the Company followed the development goals of the "14th Five-Year Plan" and the Long-Range Objectives through the Year 2035, further focused on quality and efficiency, has determined the overarching approach for quality development featuring "adhering to five concepts of development, implementing five strategies, promoting six campaigns and achieving six transformations", developed an implementation plan for accelerating the construction of a world-class enterprise, and clarified the objectives and measures for building a

world-class enterprise.

The Company adheres to the "five development" concepts of safety, high quality, innovation, cooperation and sharing; focuses on the "five strategies" in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out "six campaigns" on promoting safety production, grasping major strategic opportunities, deepening reforms in key areas, enhancing management to first class, optimizing and adjusting five major structures, improving service quality; and strives for "six transformations" from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from planning management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management.

(IV) Analysis on the Core Competitiveness

The Company's five core competitive strengths have begun to take shape, including its powerful and well-rounded scale and network advantages, its network development pattern with Guangzhou-Beijing as its dual core hubs, its resource synergy capabilities combined with integrated operation and matrix management, its influential, high quality brand service and comprehensive leading information technology standards.

1. Powerful and well-rounded scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. The Group has the densest network by

MANAGEMENT DISCUSSION
AND ANALYSIS

forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. With the largest volume of passenger traffic, the Company is the first airline in China with its amount of passenger traffic exceeding 100 million. At present, the Company has 21 branches in Beijing, Shenzhen and other cities and 7 holding aviation subsidiaries, including Xiamen Airlines. Establishment of branches and subsidiaries could better coordinate resources including local market, airports, large customers, channels and media, and supply transiting customers to the hubs. Meanwhile, the Company has set up 6 regional bases, 21 domestic offices and 53 overseas offices in all continents. The Company has formed a comprehensive sales network with branches, holding subsidiaries, regional marketing centers and offices.

2. Constantly enhanced the network strategy with Guangzhou and Beijing as core hubs. By focusing on the construction of route network structure with hubs as the core, strategic markets as the key and market development as support, CSA has striven to build two comprehensive international hubs in Guangzhou and Beijing to achieve two-wheel drive, thereby establishing a new profit model and development mode, and gradually develop a network-based airline. In 2022, CSA deeply cultivated in the Guangdong-Hong Kong-Macao Greater Bay Area, endeavored to build the Guangzhou hub into a model of an international aviation hub co-constructed with provinces and cities. Presently, CSA has nearly 48.5% of market share in Guangzhou, making positive contribution to the construction of a world-class city cluster and international technology innovation center for Guangdong-Hong Kong-Macao Greater Bay Area and the construction of "Belt and Road Initiative". At the same time, CSA insisted to build Beijing hub with high quality. In 2022, the time slots of Daxing Airport exceeded 50%, becoming the largest main base airline, thus providing favorable conditions and resources for the development of the hub. CSA comprehensively advanced the strategic layout of hub network, and has further improved its institutional mechanisms and supporting resources to form a new development layout with "Guangzhou Hub in the south and Beijing Hub in the north".

3. Constantly improved control and resources interoperability of integrated operation. With its scale of having multiple bases, hubs, models and fleet, the Company has formed an initial control pattern of "headquarters for overall management, branches and subsidiaries, regional marketing center, offices for execution, matrix unit for construction", enabled more concentrated core resource, powerful coordinated command and timely dynamic responses, so as to enhance efficiency of resources distribution. CSA has strengthened the platform construction and consolidated the support system through a sound management mechanism, and basically formed an integrated operation management framework of "centralized management and control, efficient decision-making, smooth communication, and coordinated system", which has significantly improved flight operation efficiency. CSA continued to deepen the reform of marketing, strengthened capacity matching with the market, and enhanced marketing service quality management and the construction of customer management system, so as to continuously optimize its marketing management and control layout.

4. Striving for the world's first-class brand service. CSA launched the construction of integrated service, built a first-class international service brand, and continuously improved service quality. Its brand influence has continued to increase at home and abroad. With the specific brand positioning of "affinity and refinement", by providing "humanized, digitalized, refined, personalized and convenient" air travel quality service, CSA realized "people enjoying traveling, goods delivered smoothly". The flight on-time performance rate of the Company has maintained leading position in the industry for seven consecutive years. CSA comprehensively performed political and social responsibilities including providing guarantees for material tasks, revitalizing rural areas and energy conservation and emission reduction, which strongly demonstrated the positive images of "Sunshine CSA" and "responsible state-owned enterprise". CSA issued the first E-ticket in China, ranked among the top airlines in the world with over 30% of NDC (new distribution capability) sales, launched an online platform for intelligent customer service, and became the first enterprise in China's civil aviation industry to receive level four certification for data management maturity.

5. All-rounded leading position of information system. CSA has always insisted on innovative development, and promoted high-quality development with digital transformation and information construction. CSA has an information technology team composed of over 1,000 experts, which lays a solid foundation for relevant research

and development. Based on the new-generation IT architecture of "cloud platform & dual middle-platform", CSA continued to optimize its information systems in the areas of passenger marketing, operation control, ground services, aviation safety, cargo transport, corporate management and public platforms, which greatly improved operational efficiency, safety quality and service standards. The digitalization construction focusing on digitalized customer, digitalized employee, digitalized process and digitalized company proceeded steadily. CSA has comprehensively promoted the implementation of the "ecosphere strategy" and continued to build China Southern e-Travel, realizing the full coverage of the "a hassle-free journey with one mobile device" function, and leading the industry in key indicators such as the number of social media fans, cumulative downloads and monthly active users.

(V) Safety Assurance Input

During the reporting period, the Group coordinated development and safety, with the theme of "strengthening responsibilities, controlling risks and managing process", continued to deepen the construction of the seven major safety systems, promoted comprehensive coverage of "definite responsibility", enhanced the awareness and ability of all staff to "take responsibility", systematically sorted out the top ten prominent risks, comprehensively strengthened risk control, deepened safety performance management, cockpit sound monitoring and other process management tools, and continuously push the security threshold forward. The Company intensified the safety production inspection, launched discussions on enhancing safety awareness, and made every effort to prevent and solve major safety risks, ensuring the "two absolute safety".

During the reporting period, the Company seriously implemented the important instructions and comments of President Xi Jinping on civil aviation safety work, insisted on "people first, life first" and "safety first", accelerated the modernization of safety governance system and governance capability, and steadily promoted the work of safety production.

First, with regard to "strengthening responsibilities", we took the aircraft commander, chief attendant and team leader construction as the core, improve the safety responsibility control carrier, strengthen training, deepen the style and safety culture construction, to achieve the comprehensive coverage of "definite responsibility", and enhance the awareness and ability of all staff to "take responsibility".

Second, with regard to "controlling risks", we deeply implemented the double prevention mechanism, effectively implemented the joint prevention and control mechanism, deepened the technological innovation and technology application, promoted employees to strengthen their health management, and realized the overall improvement of the core capacity of the Company's safety risk control.

Third, with regard to "managing process", we organized special rectification activities, strengthen the safety inspection and rectification of closed-loop management, in-depth promotion of the application of safety performance, enrich the process of monitoring methods and approaches, achieving the shift of safety management from the results to the process and results.

II. Financial Performance

Part of the financial information presented in this section below is derived from the Group's audited consolidated financial statements that have been prepared in accordance with IFRSs.

The net loss attributable to equity shareholders of the Company of RMB32,699 million was recorded in 2022 as compared to the net loss attributable to equity shareholders of the Company of RMB12,106 million in 2021. The Group's total operating revenue decreased by RMB14,585 million or 14.35% from RMB101,644 million in 2021 to RMB87,059 million in 2022. Passenger load factor decreased by 4.90 percentage points from 71.25% in 2021 to 66.35% in 2022. Yield per RPK increased by 20.41% from RMB0.49 in 2021 to RMB0.59 in 2022. Yield per RTK increased by 10.02% from RMB4.49 in 2021 to RMB4.94 in 2022. Operating expenses decreased by RMB1,078 million or 0.93% from RMB116,340 million in 2021 to RMB115,262 million in 2022. Mainly affected by multiple adverse factors, operating loss of RMB22,542 million was recorded in 2022 as compared to operating loss of RMB9,929 million in 2021.

MANAGEMENT DISCUSSION *AND ANALYSIS*

III. Operating Revenue

	2022		2021		
	Operating		Operating		**Changes in**
	revenue	**Percentage**	revenue	Percentage	**revenue**
	RMB million	**%**	*RMB million*	*%*	**%**
Traffic revenue	**80,901**	**92.93**	95,279	93.74	**(15.09)**
Including: Passenger revenue	**60,017**		75,392		**(20.39)**
– Domestic	**49,723**		68,656		**(27.58)**
– Hong Kong, Macau and Taiwan	**466**		223		**108.97**
– International	**9,828**		6,513		**50.90**
Cargo and mail revenue	**20,884**		19,887		**5.01**
Other operating revenue	**6,158**	**7.07**	6,365	6.26	**(3.25)**
Mainly including:					
Commission income	**2,073**		2,677		**(22.56)**
Ground services income	**282**		326		**(13.50)**
General aviation income	**431**		572		**(24.65)**
Hotel and tour operation income	**497**		538		**(7.62)**
Cargo handling income	**1,123**		864		**29.98**
Total operating revenue	**87,059**	**100.00**	101,644	100.00	**(14.35)**
Less: fuel surcharge income	**(6,054)**		(673)		**799.55**
Total operating revenue excluding fuel surcharge	**81,005**		100,971		**(19.77)**

Substantially all of the Group's operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 93.74% and 92.93% of the total operating revenue in 2021 and 2022, respectively. Passenger revenue and cargo and mail revenue accounted for 74.19% and 25.81%, respectively, of the total traffic revenue in 2022. During the reporting period, the Group's total traffic revenue was RMB80,901 million, representing a decrease of RMB14,378 million or 15.09% from prior year, because of the decrease in passenger revenue. The other operating revenue of the Group is mainly derived from commission income, ground services income, general aviation income, hotel and tour operation income and cargo handling income.

The decrease in operating revenue was primarily due to a decrease in passenger revenue by 20.39% from RMB75,392 million in 2021 to RMB60,017 million in 2022. The total number of passengers carried decreased by 36.41% to 63 million passengers in 2022. RPKs decreased by 33.03% from 152,426 million in 2021 to 102,078 million in 2022, mainly due to the impact of the travel restrictions.

Domestic passenger revenue, which accounted for 82.85% of the total passenger revenue in 2022, decreased by 27.58% from RMB68,656 million in 2021 to RMB49,723 million in 2022. Domestic passenger traffic in RPKs decreased by 34.57%, while passenger capacity in ASKs decreased by 29.10%, resulting in a decrease in passenger load factor by 5.56 percentage points from 72.15% in 2021 to 66.59% in 2022.Yield per RPK increased by 10.87% from RMB0.46 in 2021 to RMB0.51 in 2022.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.78% of total passenger revenue, increased by 108.97% from RMB223 million in 2021 to RMB466 million in 2022. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 14.80%, while passenger capacity in ASKs decreased by 11.37%, resulting in an increase in passenger load factor by 9.73 percentage points from 32.93% in 2021 to 42.66% in 2022. Passenger yield per RPK increased from RMB1.46 in 2021 to RMB2.66 in 2022.

International passenger revenue, which accounted for 16.38% of total passenger revenue, increased by 50.90% from RMB6,513 million in 2021 to RMB9,828 million in 2022, primarily due to the increase in number of passengers carried. For international flights, passenger traffic in RPKs increased by 21.32%, while passenger capacity in ASKs decreased by 3.02%, resulting in an increase in passenger load factor by 12.68 percentage points from 50.49% in 2021 to 63.17% in 2022. Passenger yield per RPK increased from RMB1.61 in 2021 to RMB2.00 in 2022.

Cargo and mail revenue, which accounted for 25.81% of the Group's total traffic revenue and 23.99% of total operating revenue, increased by 5.01% from RMB19,887 million in 2021 to RMB20,884 million in 2022.

Other operating revenue decreased by 3.25% from RMB6,365 million in 2021 to RMB6,158 million in 2022.

IV. Operating Expenses

Total operating expenses in 2022 amounted to RMB115,262 million, representing a decrease of RMB1,078 million or 0.93% comparing to that of 2021. Total operating expenses as a percentage of total operating revenue increased from 114.46% in 2021 to 132.40% in 2022.

Operating expenses	2022		2021	
		Percentage		Percentage
	RMB million	(%)	RMB million	(%)
Flight operation expenses	51,241	44.46	45,569	39.17
Mainly including:				
Jet fuel costs	32,669		25,505	
Aircraft operating lease charges	791		920	
Flight personnel payroll and welfare	10,602		10,763	
Maintenance expenses	11,224	9.74	12,162	10.45
Aircraft and transportation service expenses	17,506	15.19	21,147	18.18
Promotion and selling expenses	4,355	3.78	4,705	4.04
General and administrative expenses	3,511	3.05	3,663	3.15
Depreciation and amortisation	24,266	21.05	24,241	20.84
Impairment losses on property, plant and equipment, right-of-use assets and other assets	449	0.39	2,597	2.23
Hotel and tour operation expense	418	0.36	423	0.36
External air catering service expense	343	0.30	368	0.32
Financial institution charges	72	0.06	74	0.06
Cargo handling expense	537	0.46	398	0.34
Others	1,340	1.16	993	0.86
Total operating expenses	115,262	100.00	116,340	100.00

MANAGEMENT DISCUSSION AND ANALYSIS

Flight operation expenses, which accounted for 44.46% of total operating expenses, increased by 12.45% from RMB45,569 million in 2021 to RMB51,241 million in 2022, mainly resulted from the increase of jet fuel costs.

Maintenance expenses, which accounted for 9.74% of total operating expenses, decreased by 7.71% from RMB12,162 million in 2021 to RMB11,224 million in 2022 due to the decrease of flight volume.

Aircraft and transportation service expenses, which accounted for 15.19% of total operating expenses, decreased by 17.22% from RMB21,147 million in 2021 to RMB17,506 million in 2022. The decrease was primarily due to a decrease in landing and navigation fees as a result of a decrease in the amounts of take-off and landing.

Promotion and selling expenses, which accounted for 3.78% of total operating expenses, decreased by 7.44% from RMB4,705 million in 2021 to RMB4,355 million in 2022.

General and administrative expenses, which accounted for 3.05% of the total operating expenses, stayed at the same level in amounts as compared to 2021.

Depreciation and amortisation, which accounted for 21.05% of the total operating expenses, stayed at the same level in amounts as compared to 2021.

Impairment losses on property, plant and equipment, right-of-use assets and other assets, which accounted for 0.39% of the total operating expenses, decreased by 82.71% from RMB2,597 million in 2021 to RMB449 million in 2022, mainly due to the decrease of impairment provision for aircraft and related equipment.

V. Operating Loss

Operating loss of RMB22,542 million was recorded in 2022 (2021: operating loss of RMB9,929 million). The increase of operating loss was mainly due to the impact of multiple adverse factors resulting in the reduction of revenue and increase in jet fuel cost.

VI. Other Net Income

Other net income increased by RMB894 million from RMB4,767 million in 2021 to RMB5,661 million in 2022, mainly due to an increase of government subsidies.

VII. Income Tax

Income tax expense of RMB2,166 million was recorded in 2022 (2021: income tax credit of RMB2,894 million was recorded), mainly due to the increase of accumulated tax losses not recognised as deferred tax assets.

VIII. Liquidity, Financial Resources and Capital Structure

As at 31 December 2022, the Group's current liabilities exceeded its current assets by RMB108,004 million. For the year ended 31 December 2022, the Group recorded a net cash outflow from operating activities of RMB2,450 million, a net cash outflow from investing activities of RMB5,851 million and a net cash inflow from financing activities of RMB6,658 million, which in total resulted in a net decrease in cash and cash equivalents of RMB1,643 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2022, the Group has obtained credit facilities of RMB320,530 million in aggregate granted by several banks and other financial institute, among which approximately RMB223,729 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group's total interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December 2022 RMB million	31 December 2021 RMB million
Lease liabilities	94,762	102,749
Borrowings	119,780	96,267
Long-term payables	531	291
Fixed rate interest-bearing liabilities	158,809	144,553
Floating rate interest-bearing liabilities	56,264	54,754

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of interest-bearing liabilities by currency

	31 December 2022 RMB million	31 December 2021 RMB million
USD	41,271	43,778
RMB	171,176	152,429
Others	2,626	3,100
Total	215,073	199,307

Maturity analysis of interest-bearing liabilities

	31 December 2022 RMB million	31 December 2021 RMB million
Within 1 year	107,377	78,816
1 year but within 2 years	31,768	37,942
2 years but within 5 years	53,924	55,761
5 years	22,004	26,788
Total	215,073	199,307

Interest expense and exchange difference/net exchange loss

Interest expense decreased slightly by RMB196 million from RMB6,202 million in 2021 to RMB6,006 million in 2022.

Net exchange loss of RMB3,619 million was recorded in 2022, as compared with a net exchange gain of RMB1,575 million in 2021. Net exchange loss was primarily resulted from the depreciation of Renminbi against the U.S. dollar in 2022.

The Group's capital structure at the end of the year is as follows:

	31 December 2022	31 December 2021	Change
Total liabilities (RMB million)	256,887	238,703	7.62%
Total assets (RMB million)	312,246	323,211	(3.39%)
Debt ratio	82.27%	73.85%	Increased by 8.42 percentage points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio increased by 8.42 percentage points compared to that of the end of 2021, mainly due to the increase in borrowing.

Certain of the Group's banking facilities are subject to the fulfilment of covenants relating to the Group's certain financial ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 31 December 2022, for short-term borrowings with an aggregate amount of approximately RMB27,400 million, the loan covenants relating to certain financial ratios were breached (31 December 2021: nil). The Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require the Group to repay the borrowings until the due dates, and will maintain the credit facilities granted to the Group.

IX. Major Charge on Assets

As at 31 December 2022, no property, plant and equipment of the Group (31 December 2021: nil) were mortgaged for bank borrowings.

X. Commitments and Contingencies

Commitments

As at 31 December 2022, the Group had capital commitments (excluding investment commitment) of RMB106,644 million (31 December 2021: RMB64,243 million). Of which, RMB97,329 million (31 December 2021: RMB54,662 million) related to the acquisition of aircraft, engines and flight equipment and RMB9,315 million (31 December 2021: RMB9,581 million) related to other projects of the Group.

The Group had investment commitments as follows:

	31 December 2022 RMB million	31 December 2021 RMB million
Authorised and contracted for:		
Share of capital commitments of a joint venture	52	185
Capital contributions for acquisition of interest in an associate	171	171
	223	356
Authorised but not contracted for:		
Share of capital commitments of a joint venture	14	24
	237	380

Contingent liabilities

(1) The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH's rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the aforementioned properties and buildings.

(2) The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. As of the date of the report, the change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group's operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(3) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB562 million (31 December 2021: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2022, total personal bank loans of RMB143 million (31 December 2021: RMB181 million), under these guarantees, were drawn down from the banks. During the year, RMB0.2 million has been made by the Group due to the default of payments of certain pilot trainees (2021: RMB2 million).

MANAGEMENT DISCUSSION AND ANALYSIS

XI. Reconciliation of Differences in Financial Statements Prepared under PRC GAAP and IFRSs

(I) Difference in net loss and equity attributable to equity shareholders of the Company in financial reports disclosed under IFRSs and PRC GAAP

Unit: RMB million

	Net loss attributable to shareholders of the Company		Equity attributable to equity shareholders of the Company	
			31 December	31 December
	2022	2021	2022	2021
Amounts under PRC GAAP	(32,682)	(12,103)	41,057	67,616
Adjustments under IFRSs:				
Government grants (1)	1	1	(4)	(5)
Capitalisation of exchange difference of specific loans (2)	(25)	(8)	14	39
Adjustment arising from the Company's business combination under common control (3)	/	/	237	237
Income tax effect of the above adjustments	6	2	(2)	(8)
Effect of the above adjustments on non-controlling interests	1	2	(27)	(28)
Amounts under IFRSs	(32,699)	(12,106)	41,275	67,851

(II) Explanation of differences between PRC GAAP and IFRSs

1. In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of "capital reserve" are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

2. In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency should be capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

3. In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

XII. Capital Needs for Maintaining the Existing Business Operation and Completing the Investment Projects under Construction

Commitments	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB97,329 million	Authorized and contracted	RMB33,968 million within 1 year (inclusive of 1 year); RMB23,795 million after 1 year but within 2 years (inclusive of 2 years); RMB21,306 million after 2 year but within 3 years (inclusive of 3 years); RMB18,260 million after 3 years	Own funds or debt financing
Investment commitments of RMB223 million	Authorized and contracted	RMB223 million within 1 year (inclusive of 1 year)	Own funds
Other commitments of RMB3,865 million	Authorized and contracted	Not applicable	Own funds or debt financing

The Group's ability to pay off the payable due liabilities mainly depends on the Group's net inflow of working capital and the ability to obtain external financing. As for future capital commitment and other financing demand, as of 31 December 2022, the Group has obtained a maximum credit line of RMB320,530 million for 2022 and subsequent years from several PRC banks, of which, the unused bank credit lines reached approximately RMB223,729 million. The Group believes that it will be able to obtain such financing.

XIII. Analysis of Operational Information from Industrial Perspective

1. Major information of operations

Models	Average age (years)	Daily utilization rate (hours)	Passenger load factor (%)	Total load factor (%)
Passenger aircraft				
A380 series	10.0	3.34	71.67	46.81
A350 series	1.8	3.60	66.58	42.58
A330 series	9.0	3.10	62.68	46.25
A320 series	9.0	4.93	65.24	59.90
B787 series	6.0	5.21	63.80	49.86
B777 series	6.2	0.96	58.95	40.83
B737 series	9.4	5.35	67.74	61.74
EMB190	9.9	3.89	74.24	54.60
ARJ21	1.2	1.70	67.50	67.10
Freighter				
B777 series	8.6	14.71	/	71.67
Average	8.7	5.04	66.35	62.48

MANAGEMENT DISCUSSION
AND ANALYSIS

2. Capital arrangement for introducing aircraft and related equipment during the reporting period

Unit: number of aircraft

Models introduced during the reporting period	Capital arrangement			Number of aircraft introduced during the reporting period
	Operating lease	Finance lease	Purchased	
A350 series	0	4	0	4
A320 series	1	0	9	10
B777 series	0	0	1	1
ARJ21	0	8	0	8
Total	1	12	10	23

3. Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2023-2025

Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB97,329 million	Authorized and contracted	RMB33,968 million within 1 year (inclusive of 1 year); RMB23,795 million after 1 year but within 2 years (inclusive of 2 years); RMB21,306 million after 2 years but within 3 years (inclusive of 3 years); RMB18,260 million after 3 years	Own funds or debt financing

4. New flight routes during the reporting period and future launching plan

During the reporting period, the Company launched new domestic routes including Guangzhou-Quzhou, Guangzhou-Qinhuangdao-Harbin, Guangzhou-Linfen-Changchun, Guangzhou-Hechi-Mianyang,Guangzhou-Yulin, Beijing Daxing-Ezhou and other routes around the Guangzhou-Beijing core hub, and continued to improve the route network. For international routes, the Company resumed Guangzhou-New York, Guangzhou-London, Guangzhou-Frankfurt, Guangzhou-Roma, Shenzhen-Moscow, Wuhan-Istanbul, Guangzhou-Dubai, Shenzhen-Dubai and other routes.

In 2023, the Company will aim to maximize marginal contribution, increase capacity investment in the domestic market and improve the quality of revenue on international routes. Domestic routes are planned to increase Guangzhou-Huaihua, Guangzhou-Longyan, Beijing Daxing-Harbin-Mohe, Guangzhou-Jieyang-Huaian, Guangzhou-Changzhou-Changchun, etc. International routes are planned to resume Guangzhou-Melbourne, Guangzhou-Vancouver, Guangzhou-San Francisco, Guangzhou-Osaka, Shanghai Pudong-Osaka, Shenyang-Osaka, Dalian-Osaka, Harbin-Osaka, Guangzhou-Hanoi, Shenzhen-Hanoi, Guangzhou-Phuket, Guangzhou-Bali, Guangzhou-Urumqi-Baku, etc.

XIV. Analysis on Investments

1. Major equity investment

Nil.

2. Major non-equity investment

On 1 July 2022, the Company entered into an agreement with Airbus S.A.S to purchase 96 A320NEO family aircrafts from Airbus S.A.S. For details, please refer to the announcement disclosed by the Company on the website of the Stock Exchange on 1 July 2022.

On 22 September 2022, Xiamen Airlines, a holding subsidiary of the Company, entered into an agreement with Airbus S.A.S to purchase 40 A320NEO family aircrafts from Airbus S.A.S. For details, please refer to the announcement disclosed by the Company on the website of the Stock Exchange on 22 September 2022.

3. Financial assets carried at fair value

Unit: RMB million

Asset class	Opening balance	Gains on Fair Value Change for the current period	Total fair value change recorded in equity	Impairment for the current period	Amount of purchase for the current period	Amount of disposal/ redemption for the current period	Other changes	Ending balance
Shares	591	132	477	/	/	43	/	680
Others	67	7	20	/	/	46	/	28
Total	658	139	497	/	/	89	/	708

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Securities investment

Unit: RMB million

Security type	Security code	Security abbreviation	Initial investment cost	Sources of funds	Beginning book value	Gains or losses from changes in fair value during the reporting period	Accumulated fair value changes included in equity	Amount purchased during the reporting period	Amount sold during the reporting period	Profit and loss from investment during the reporting period	Closing book value	Accounting item
Shares	000099	Citic Offshore Helicopter Co., Ltd.	9	/	25	(4)	9	/	/	/	21	Other non-current financial assets
Shares	601328	Bank of Communications Co., Ltd.	16	/	43	/	/	/	43	3	/	Other non-current financial assets
Other	N/A	China Air Service Ltd.	2	/	1	/	(1)	/	/	/	1	Other non-current financial assets
Other	N/A	Aviation Data Communication Corporation	1	/	26	1	20	/	/	/	27	Other non-current financial assets
Shares	00696	Travelsky Technology Limited	33	/	523	136	469	/	/	4	659	Other investments in equity securities
Other	N/A	Haikou Meilan International Airport Co., Ltd.	100	/	40	6	/	/	46	/	/	Other investments in equity securities
Total	/	/	161	/	658	139	497	/	89	7	708	/

(2) Private equity investment

Nil.

(3) Derivative investment

On 28 December 2021 and 28 April 2022, the Company held the fourth meeting of the ninth session of the board of directors and the sixth meeting of the ninth session of the board of directors, respectively, to consider and approve the hedging plan of the Company and the foreign exchange risk management plan of the Company for 2022, respectively, authorizing the Company to carry out foreign exchange risk management within the limit of US$850 million from 28 April 2022 to 27 April 2023. In accordance with the above authorization, the Company commenced the exchange rate hedging activities for US$90 million, managed the inventory of interest rate hedging on a tracking basis during the reporting period. There were no new aviation fuel hedging activities. The new forward foreign exchange contracts for US$90 million of the Company were funded by bank credit funds, and there was no use of proceeds to engage in foreign exchange risk management, with the aim to fix the forward foreign exchange contracts, and the new forward foreign exchange contracts for US$90 million have fully expired from September to October 2022; the Company managed the inventory of interest rate swap contracts for US$190 million to partially hedge the upside risk of USD interest rates, with US$67 million maturing in 2022 and US$123 million remaining.

XV. Major Assets and Shareholding Disposal

During the reporting period, there was no disposal of any major assets or equity investments by the Company.

XVI. Analysis on Major Subsidiaries and Joint Ventures and Associates

1. *Fleet and operational data of major holding companies of the Company:*

Name of subsidiary	Number of aircraft	Proportion (%)	Number of passengers carried (thousand)	Proportion (%)	Cargo and mail carried (tonne)	Proportion (%)	RTK (million)	Proportion (%)	RPK (million)	Proportion (%)
Xiamen Airlines	209	23.4	18,120.32	28.9	178,667.6	13.5	2,976.70	18.2	28,581.58	28.0
Shantou Airlines	16	1.8	1,533.07	2.4	11,708.8	0.9	193.39	1.2	2,018.79	2.0
Zhuhai Airlines	16	1.8	1,265.24	2.0	8,706.7	0.7	197.48	1.2	2,072.29	2.0
Guizhou Airlines	20	2.2	1,814.51	2.9	15,713.6	1.2	262.84	1.6	2,704.32	2.6
Chongqing Airlines	30	3.4	2,564.42	4.1	15,479.6	1.2	333.04	2.0	3,510.78	3.4
Henan Airlines	30	3.4	2,196.56	3.5	17,831.2	1.3	305.70	1.9	3,175.04	3.1

Note: The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.

2. *Analysis on operations of major controlling companies of the Company*

	Xiamen Airlines	Shantou Airlines	Zhuhai Airlines	Guizhou Airlines	Chongqing Airlines	Henan Airlines	Logistics Company
Establishment date	August 1984	July 1993	May 1995	June 1998	May 2007	September 2013	June 2018
Legal representative	Xie Bing	Cui Huajie	Wang Changjiang	Yi Honglei	Zhao Zaikui	Lu Zhongjian	Liu Zubin
Registered capital (RMB100 million)	140	2.8	2.5	12.81	12	60	18.18
Shareholding	55%	60%	60%	60%	60%	60%	55%

In 2022, Xiamen Airlines earned operating revenue of RMB20,079 million, representing a year-on-year decrease of 4.55%; and net loss of RMB2,122 million as compared to a net loss of RMB938 million for the same period of last year. As of 31 December 2022, Xiamen Airlines' total assets amounted to RMB51,189 million, and net assets amounted to RMB17,512 million.

MANAGEMENT DISCUSSION
AND ANALYSIS

In 2022, Logistics Company earned operating revenue of RMB21,538 million, representing a year-on-year increase of 9.56%, and a net profit of RM4,654 million, representing a year-on-year decrease of 18.25%. As of 31 December 2022, Logistics Company's total assets amounted to RMB16,873 million and net assets amounted to RMB13,288 million.

3. Information of other major joint ventures and associates

Name of investee companies	Major business	Registered capital	Proportion of shares held at the investee companies (%)	
			Direct	Indirect
1. Joint ventures				
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD163,100,000	50	0
2. Associates				
Finance Company	Financial services	RMB1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB200,000,000	40	0

XVII. Industry Landscape and Trend

(1) Development trend of international civil aviation industry

Global air travel demand maintained the trend of recovery and air cargo demand gradually declined in 2022. IATA expects a net loss of US$6.9 billion to the global airline industry in 2022. IATA expects the global air transport industry will turn a profit in 2023, and with the further relaxation of travel restrictions in many countries, the global civil aviation industry will see a full recovery. At the same time, economic uncertainty, inflation, oil prices and other factors will mostly give rise to risks in the aviation industry, and airlines will face increase in costs of various aspects.

The long-term outlook for the global civil aviation industry is clear, but the short-term recovery is facing challenges. IATA forecasts that by 2036, the global aviation industry will provide more than 98 million jobs and generate more than US$5.7 trillion in value, making the industry an irreplaceable contributor to the global economic recovery. Despite the recovery trend of passenger demand, airlines will face a number of challenges in 2023, such as the slowdown of global economic growth and fluctuation of oil prices.

(2) Development trend of China's civil aviation industry

China's civil aviation industry has huge potential for development, with an average annual growth rate of 11% in passenger traffic in the 10 years before 2020, but only 0.47 flights per capita, while the number of flights per capita in the U.S. has remained stable at 2.3-2.7, which is 5-6 times higher than China's. IATA estimates that by 2036, the total number of air passengers in China will reach 1.5 billion.

China insists on the principles of promoting coordinated advancement of the five-sphere integrated plan, coordinating efforts to the implementation of the four-pronged comprehensive strategy and accelerating the construction of Chinese path to modernization. China has issued the Outline of National Comprehensive Three-dimensional Transportation Network Planning and Action Plan for Building a Strong Civil Aviation in the New Era. They are designed to accelerate the construction of a strong transportation country, build a modern and high-quality national comprehensive three-dimensional transportation network, and plan to complete the national civil transport airport and national airway network by 2035, implement major strategies such as the Guangdong-Hong Kong-Macao Greater Bay Area, the construction of the Shenzhen Pilot Demonstration Zone, and the Hainan Free Trade Port, strongly supporting the continuous and steady development trend of China's civil aviation industry.

XVIII. Development Strategy of the Company

With building a world-class aviation transportation enterprise as the starting point and objective, the Company followed the development goals of the "14th Five-Year Plan" and the Long-Range Objectives through the Year 2035, further focused on quality and efficiency, has determined the overarching approach for quality development featuring "adhering to five concepts of development, implementing five strategies, promoting six campaigns and achieving six transformations", developed an implementation plan for accelerating the construction of a world-class enterprise, and clarified the objectives and measures for building a world-class enterprise.

The Company adheres to the "five development" concepts of safety, high quality, innovation, cooperation and sharing; focuses on the "five strategies" in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out "six campaigns" on promoting safety production, grasping major strategic opportunities, deepening reforms in key areas, enhancing management to first class, optimizing and adjusting five major structures, improving service quality; and strives for "six transformations" from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from planning management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management.

XIX. Business Plan for 2023

Looking ahead to 2023, the global economy is facing constraints such as rising inflation level and tightening monetary policies, and expectation of a slowdown in economic growth continues to rise. According to the International Monetary Fund's projection, global economic growth is expected to be 2.9% in 2023.

In 2023, China will adhere to the general tone of seeking progress while maintaining stability, fully and accurately implement the new development concept, accelerate the construction of a new development pattern, focus on promoting high-quality development, better coordinate development and security, and make a good start for building China into a modern socialist country in all respects.

Facing the complex domestic and international environment, the Group will maintain the overarching approach for high quality development, ensure sustainable and high-quality safety, consolidate the leading advantages of operation, accelerate the implementation of strategies, promote deep breakthroughs in reform, and strive to build the Group into a world-class aviation transportation enterprise with global competitiveness.

MANGEMENT DISCUSSION AND ANALYSIS

1. Continuously building a solid safety foundation and maintaining a good safety situation

The Group will continue to improve the safety quality, deepen the development of the seven safety systems, ensure practical fulfillment of the safety principal responsibilities and supervisory responsibilities, and standardize safety management behaviors; establish the competency model of safety management personnel, and improve the mechanism of regular qualification and capability check for key personnel; deepen the dual prevention mechanism of graded risk control and hidden danger identification and rectification, and keep a close eye on the risks in key areas; build a digital safety ecology and create a safety data center. In 2023, the Group will ensure safe aviation throughout the year.

2. Making every effort in management response and taking multiple measures for efficiency improvement

The Group will seize the opportunity of market recovery to pursue better operating results. We will pay close attention to policy changes, make every effort to secure resources and overseas flight slot resources, and resume international flights in an orderly manner; build a product management system, fully promote the customer management system, promote the account manager system and the integrated operation for group account managers and channel managers, and develop incremental customers at Daxing Airport; coordinate the deployment of new cargo aircraft capacity, strengthen the return sales of cargo aircraft and the acquisition of belly-hold cargo sources, pay close attention to the development opportunities in relation to the Regional Comprehensive Economic Partnership Agreement, promote the development of the "dual system" of customer management and product management, and extend customer service capabilities.

3. Further driving lean control and consolidating the cornerstone of high-quality development

The Group will accelerate the establishment of a long-term mechanism for lean cost control to enhance risk resilience. We will make the cost list as detailed as possible, build a cost performance index system and promote the establishment of cost control mechanism; continue to promote the Golden Idea efficiency project, optimize the large demonstration cost operation and form a long-term mechanism for project-based management; continue to promote the optimization of asset and liability structure, strengthen financial leverage constraints, control the growth of the scale of interest-bearing liabilities and prevent debt risks and capital risks; actively revitalize inefficient and ineffective assets and establish a scientific and reasonable asset operation performance index system.

4. Continuously improving the operation quality to create a top service brand

The Group will continue to improve operational efficiency and service quality. We will continue to optimize the flight guarantee process, build a flight on-time performance rate index system from the customer's perspective; continue to build benchmark projects of lean operation management to improve the efficiency of aviation fuel usage; comprehensively promote the implementation of "humanized, digitalized, refined, personalized and convenient" services, build a scientific and effective service quality management system, accelerate the construction of service digitalization and refinement, continue to build six service business cards, and polish the "affinity and refinement" service brand; implement brand guidance actions, build a brand management system, and improve brand awareness and competitiveness.

5. Accelerating the implementation of strategies and continuously developing the development space

The Group will maintain strategic focus and ensure the implementation of key strategies for high-quality development one by one. We will build the Beijing hub with high quality, improve the domestic route network, restore and open new international and regional routes, and strengthen the management of medium and high-value customers; enhance the market control in the Greater Bay Area, and enrich the departure route network featuring four integrations in "network, market, product and service"; further promote the adjustment and optimization of the five major structures, control the growth rate of the fleet, revitalize human resources and adjust the industrial structure; strengthen the ecosystem construction and improve the supply chain management; accelerate the digital transformation, strengthen digital support, and build an open, collaborative and shared IT R&D ecology.

6. Promoting deep breakthroughs in reform and enhancing the endogenous power for development

The Group will continue to intensify reform to further stimulate the power and vitality. We will continue to optimize the market-oriented accounting system, establish and improve the linkage mechanism of performance evaluation and salary distribution, improve the market-oriented employment mechanism, and actively explore and implement the professional manager system; optimize the structure of the board of directors of subsidiaries, improve the differentiated authority delegation management of the board of directors; strengthen the management of procurement categories and promote the transformation to supply chain management; carry out special actions of value creation based on world-class standard, deepen the reform of the system and mechanism of scientific and technological innovation, and actively tackle the difficulties in scientific and technological research and development projects.

From 2023 to 2025, the delivery and disposal plan of aircraft of the Group will be as follows:

Unit: number of aircraft

Aircraft Models	2022 Number of aircraft at the end of the period	2023 Delivery	Disposal	Estimated number at the end of the period	2024 Delivery	Disposal	Estimated number at the end of the period	2025 Delivery	Disposal	Estimated number at the end of the period
Passenger Aircraft										
Airbus										
A380 Series	2	0	2	0	0	0	0	0	0	0
A350 Series	16	4	0	20	0	0	20	0	0	20
A330 Series	40	0	0	40	0	4	36	0	3	33
A320 Series	344	26	10	360	39	10	389	46	4	431
Boeing										
B787 Series	39	3	0	42	7	0	49	0	0	49
B777 Series	15	1	0	16	0	0	16	0	0	16
B737 Series	397	37	12	422	35	19	438	31	18	451
Other										
EMB190	6	0	0	6	0	6	0	0	0	0
ARJ21	20	9	0	29	11	0	40	0	0	40
Passenger Aircraft Sub-total	879	80	24	935	92	39	988	77	25	1,040
Freighter										
B777 Series	15	2	0	17	2	0	19	0	0	19
Freighter Sub-total	15	2	0	17	2	0	19	0	0	19
Total	894	82	24	952	94	39	1,007	77	25	1,059

Note: The introduction and disposal plan of the fleet of the Company may be subject to adjustment based on future agreements and delivery of aircraft.

MANAGEMENT DISCUSSION
AND ANALYSIS

XX. RISK FACTORS ANALYSIS

(I) *Macro Environment Risks*

(1) Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

(2) Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, such as credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transportation industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also formulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II) *Force Majeure Risks such as Serious Pandemics and Natural Disasters*

The aviation industry is subject to a significant impact from the external environment, abrupt public health emergencies, such as serious pandemics, natural disasters such as floods, typhoons and volcanic eruptions, terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, and thus bringing unfavourable effect to the results and long-term development of the Company.

(III) *Industry Risks*

(1) Risks of Intensifying Competition in the Industry

Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company's goal of achieving expected returns. With regard to the introduction of transportation capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company's operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company's operating income and profit levels.

(2) Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transportation and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company's operating efficiency.

(IV) *Risks of the Company Management*

(1) Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and large amount of cross-location, overnight or international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

(2) Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company's safety, production, operation, marketing, service, etc. may be affected, as a result of which the Company may be affected and suffer losses.

(3) Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, facing financial distress and other problems.

(V) Financial Risks of the Company

(1) Risks of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorized to buy and sell foreign exchange or at a swap center. Substantially all of the Group's lease liabilities and part band and other loans are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group's results significantly. In particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Group's finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders' equity of the Group will increase (or decrease) by RMB293 million and the net loss of the Group will decrease (or increase) by RMB293 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 31 December 2022.

(2) Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease on average in fuel price during the reporting period, the Group's operating expenses would increase or decrease by RMB3,267 million for the reporting period.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group's exposure to the fluctuations of domestic jet fuel prices. However, according to a "Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel" jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes. The linked pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

(3) Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group's financial expense, so as to further affect the Group's operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, 100 basis point increase (or decrease) of the Group's comprehensive capital cost would decrease (or increase) shareholders' equity of the Group by the amount of RMB340 million and increase (or decrease) net loss of the Group by the amount of RMB340 million during the reporting period. As at 31 December 2022, the gearing ratio (defined as total borrowings divided by total equity) of the Company was 216%.





REPORT OF
DIRECTORS

The Board of the Company hereby presents this annual report and the audited financial statements for the year ended 31 December 2022 of the Group to the shareholders of the Company.

Business Review

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the biggest airlines in China. In 2022, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. For the business conditions of the Group in 2022 and major risks faced by the Group as well as the business plan of the Group in 2023, please refer to the section headed "Management Discussion and Analysis" in this annual report. The Group has prepared the financial statements for the year ended 31 December 2022 in accordance with IFRSs. Please refer to pages 145 to 256 of this annual report for details. For the key financial indicators of the Group, please refer to the sections headed "Principal Accounting Information and Financial Indicators" and "Summary of Operating Data" in this annual report.

Dividends

Considering that the Company suffered an operating loss for year of 2022, which does not meet the conditions for profit distribution as required under the Articles of Association, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2022. The abovementioned proposal is still subject to the approval of the 2022 annual general meeting of the Company.

Five-Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the five-year period ended 31 December 2022 (prepared under IFRSs) are set out on page 260 of this annual report.

Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Group are set out in note 36 to the financial statements prepared under IFRSs.

Interest Capitalisation

For the year ended 31 December 2022, interest expense of RMB690 million (2021: RMB701 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

Property, Plant and Equipment

Property, plant and equipment of the Group and movements of property, plant and equipment during the year ended 31 December 2022 are set out in note 19 to the financial statements prepared under IFRSs.

Major Customers and Suppliers

The Group's aggregate revenue from the top five customers did not exceed 30% of the Group's total revenue in 2022. No sales to the top five customers were made to related parties.

The Group's purchases from the largest supplier were RMB8,951 million, representing 17.17% of the Group's total purchases in 2022. The purchases from the top five suppliers were RMB21,976 million in total, representing 42.16% of the total purchases in 2022, of which purchases from related parties were RMB3,833 million, representing 7.35% of the total purchases in 2022. During the year, none of the directors, their closed associates or any shareholder of the Company (which, to the knowledge of the Directors, owns more than 5% of the total issued shares of the Company) had any interest in these top five suppliers.

Relationships with Customers and Suppliers

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market.

The Group continuously carried out specific improvements actions on flight on-time performance, established the AOC and GOC disaster recovery centers, and flight dispatching centers, maintaining a leading position in the industry in terms of flight ontime performance rate. In addition, the Group continued to enrich its brand connotation of "affinity and refinement", established a service quality management department, offered "humanized, digitalized, refined, personalized and convenient" services, improved the platform for service management and control, built an self-baggage service platform, and developed 125 types of "home flavor" in-flight meals. During the reporting period, the Group witnessed a rising passenger satisfaction; in addition, the Group has been awarded the Skytrax "China Airline" Award for the first time, and the "Best Airline of the Year" Award by the Civil Aviation Passenger Service Assessment (CAPSE) for five consecutive years.

The Group continued to explore how to improve its supplier management mechanisms. Since 2018, the Group has issued the Measures for Supplier Management to promote classification and hierarchical management of suppliers, gradually established and improved the supplier assessment system, and standardized procurement documents including Notice on the Blacklisting System for Suppliers with Bad Behaviors, Letter of Commitment to Integrity for Bidders, and Engagement Letter on Clean Cooperation, so as to standardize cooperation with suppliers from the aspects of operation, society and environment and encourage suppliers to actively assume social responsibilities. Meanwhile, the Group communicated with suppliers regularly, took the advice and suggestion of suppliers to better improve its work.

During the reporting period, there had been no material or significant dispute between the Group and its suppliers and/or customers.

REPORT OF
DIRECTORS

For the year ended 31 December 2022, the Group had following major customers and suppliers:

Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)
Customer 1	1,045	4.79
Customer 2	923	4.23
Customer 3	771	3.53
Customer 4	578	2.65
Customer 5	576	2.64
Total	3,894	4.47

Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)
China National Aviation Fuel Group	8,951	17.17
South China Blue Sky Aviation Fuel Co., Ltd	7,458	14.31
MTU Maintenance Zhuhai Co., Ltd	1,928	3.70
Guangzhou Aircraft Maintenance Engineering Co., Ltd	1,905	3.65
Shenzhen Chengyuan Aviation Oil Co., Ltd	1,734	3.33
Total	21,976	42.16

Based on the nature of the Group's business, the Group has not relied on major suppliers or customers. For details of the customer services of the Group, please refer to the analysis on market and service under "Management Discussion and Analysis" section in this annual report.

Taxation

Details of taxation of the Group are set out in notes 16 and 29 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

Investors of Northbound Trading

For investors of the Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the SSE (the "Northbound Trading"), the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

Investors of Southbound Trading

Pursuant to the relevant requirements under the "Notice on the Tax Policies Related to the Pilot Program of the Shanghai Hong Kong Stock Connect (Cai Shui [2014] No. 81)" (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知(財稅 [2014]81號)》), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

Reserves

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity in the financial statements prepared under IFRSs.

Subsidiaries

Details of the major subsidiaries of the Company are set out in note 23 to the financial statements prepared under IFRSs.

REPORT OF DIRECTORS

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2022.

Pre-emptive Rights

There is no specific provision under the PRC laws or the Articles of Association regarding preemptive rights, which requires the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

Permitted Indemnity Provision

The Company did not have any arrangement with a term providing for indemnity against liability incurred by the Directors or the Supervisors during their tenure.

The Company has purchased insurance to protect Directors and senior management against legal actions arising from corporate activities.

Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed and confirmed the audited financial statements of the Group for the year ended 31 December 2022.

Compliance with Laws and Regulations

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People's Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People's Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the CAAC on the Administration of the Transport of Dangerous Goods by Air, Provisions of China's Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

For the year ended 31 December 2022, the Company strictly followed the laws and regulations mentioned above to ensure safe operation of the Company, and to secure its slots execution rate and flight punctuality rate to reach the standard. The Company applied new routes and slots according to laws and returned back in a timely manner any unused traffic rights. No punishment was imposed on the Group by any regulatory authorities which caused material impact on the operation of the Group.

For the year ended 31 December 2022, the Group had complied with laws and regulations that had material effect on the operation of the Group.

Management Contracts

For the year ended 31 December 2022, no contracts concerning the management or administration of the whole or any substantial part of business of the Company were entered into or existed.

Contract of Significance

Save as disclosed in the section headed "Connected Transactions" below, during the year ended 31 December 2022, none of the Company or any of its subsidiaries entered into any contract of significance with the controlling shareholder or any of its subsidiaries other than the Group, and there was no contract of significance for the provision of services between the Group and its controlling shareholder or any of its subsidiaries other than the Group.

Directors' and Supervisors' Interests in Transaction, Arrangement or Contract of Significance

Save as disclosed in the section headed "Connected Transactions" below, none of the Directors, Supervisors or entities connected with the Directors or Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2022 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

Directors' and Supervisors' Rights to Acquire Shares or Debentures

During the year ended 31 December 2022, neither the Company nor any of its subsidiaries was a party to any arrangement that would enable the Directors or Supervisors to acquire benefits through acquiring shares or debentures of the Company or any other body corporate, and none of the Directors or Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

Directors' and Supervisors' Interest in Competing Business

As at 31 December 2022, none of the Directors, Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Sufficiency of Public Float

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the publication of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2022.

REPORT OF
DIRECTORS

Connected Transactions

The Company entered into certain connected transactions with CSAH (the controlling shareholder of the Company) and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2022 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAH and the Company for the purpose of defining and allocating the assets and liabilities between CSAH and the Company. Under the De-merger Agreement, CSAH and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAH or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAH has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2) Continuing Connected Transactions between the Group and CSAH (or their subsidiaries)

A. SACM, which is 60% owned by CSAH

The Company entered into the Media Services Framework Agreement on 28 December 2021 with SACM (the "**Media Services Framework Agreement**"), to renew the media services provided by SACM to the Group under the original Media Services Framework Agreement entered into by the Company and SACM with a term of three years on 27 December 2018, for a further term of three years from 1 January 2022 to 31 December 2024.

Pursuant to the Media Services Framework Agreement, SACM agrees to continue to provide the Group with (i) agency services for collecting, editing and distribution for the Group's internal publicity media and platforms; (ii) exclusive advertising agency services for the Company and advertising agency services for the Company's wholly-owned or controlled subsidiaries; (iii) agency services for the planning, procurement and production of entertainment content in the application software of the Group's in-flight entertainment system; (iv) supply services for CSA Mall; (v) recruitment public relations services; (vi) newspaper placement services; and (vii) other media services. The service fees for media services provided by the SACM and its subsidiaries to members of the Group are determined by reference to market prices after arms-length negotiations between the parties. The market prices are determined in the following order: (a) the prices then charged by independent third parties providing similar services under normal trading conditions in or in the vicinity of the place where such services are provided; or (b) the prices then charged by independent third parties providing similar services under normal trading conditions within the PRC. The Company will assign staff to check prices and terms offered by independent third parties for similar products or services (usually through online price comparison tools).

Pursuant to the Media Services Framework Agreement, the annual caps for each of the financial years ending 31 December 2022, 2023 and 2024 are RMB240 million, RMB261 million and RMB282 million (excluding tax), respectively. For details, please refer to the announcement of the Company dated 28 December 2021 in relation to the Media Services Framework Agreement.

For the year ended 31 December 2022, the transaction amount of the Group for media services was RMB103 million.

B. Finance Company, which is 51.416% owned by CSAH

(1) On 27 August 2019, the Company entered into a Financial Services Framework Agreement (the "**Financial Services Framework Agreement**") with the Finance Company, in order to renew the financial services provided by the Finance Company to the Group under original financial services framework agreement entered into by the Company and the Finance Company on 29 August 2016 for a term of three years. The term of the Financial Services Framework Agreement is three years, starting from 1 January 2020 to 31 December 2022.

Under the Financial Services Framework Agreement, financial services provided by the Finance Company to the Group including deposit services ("**Deposit Services**"), loan services ("**Loan Services**") and other financial services ("**other financial services**"). Both parties agreed that: (1) the Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money deposited by the Group with it with state-owned commercial banks and listed commercial banks to control the risks; (2) The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements upon application by the Company during the term of the Financial Services Framework Agreement, and the Finance Company shall not charge interest rates higher than the interest rate set by the PBOC for the similar term of loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group); (3) Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by China Banking and Insurance Regulatory Commission to be operated by the Finance Company by entering into separate agreements. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into separate agreements. The fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such as the PBOC or the China Banking and Insurance Regulatory Commission.

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loans provided by the Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2020, 2021 and 2022 shall not exceed the Deposit Services cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day. The deposits placed by the Group with Finance Company were RMB14,118 million on 31 December 2022 and did not exceed RMB16 billion at any date during the year ended 31 December 2022.

The provision of loan services by the Finance Company to the Group would constitute financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the provision of the loan services by the Finance Company to the Group is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders' approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company did not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is also exempt from the reporting, annual review, announcement and shareholders' approval requirements of the Listing Rules.

(2) As the Financial Services Framework Agreement is about to expire and the transactions contemplated thereunder will continue, the Company and the Finance Company entered into a new Financial Services Framework Agreement (the "**New Financial Services Framework Agreement**") on 28 October 2022 to renew the financial services provided by CSAH to the Group under the Financial Services Framework Agreement for a term of three years from 1 January 2023 to 31 December 2025.

According to the New Financial Services Framework Agreement, the financial services provided by the Finance Company to the Group include deposit services, loan services and other financial services. The parties agreed that (1) the Finance Company would accept deposits from the Group at rates no less favorable than those prescribed by the People's Bank of China from time to time for deposits of the same maturity. In order to control the risk, the Finance Company will then deposit the entire amount with certain state-owned commercial banks and listed commercial banks. The Finance Company will ensure that the Group can access the funds at any time; (2) the Finance Company agrees that upon application by the Company within the term of the Financial Services Framework Agreement, the Finance Company shall provide loans or credit facilities to the Group and enter into individual loan agreements, and the interest rate levied by the Finance Company shall not be higher than the interest rate stipulated by the People's Bank of China for similar loans, and the total amount of loans from the Finance Company to CSAH and its subsidiaries other than the Group shall not exceed the sum of the Finance Company's share capital, provident fund and deposits of other companies other than the Group; (3) upon the request of the Company, the Finance Company is also required to enter into separate agreements to provide other financial services to the Group, including guarantee business, financial and financing advisory, credit authentication and other related advisory and agency services, as well as other business that the Finance Company may operate with the approval of the China Banking and Insurance Regulatory Commission. If the Company is approved to issue bonds, the Finance Company may accept the Company's engagement to provide bond issuance or underwriting services, subject to individual agreements. The handling fees charged by the Finance Company for the provision of other financial services shall be determined in accordance with the amount of fees that should be charged by regulatory authorities such as People's Bank of China or the China Banking and Insurance Regulatory Commission. According to the above principles, the fees charged will be equal to or lower than the fees charged by the Finance Company to independent third parties for similar financial services.

Pursuant to the New Financial Services Framework Agreement, the maximum daily deposit balance (including the relevant accrued interest) deposited by the Group and the maximum outstanding loan amount (including the relevant accrued interest payable) provided by the Finance Company to the Group at any particular date shall not exceed RMB20 billion, RMB21 billion, and RMB22 billion for each of the three years ending 31 December 2023, 2024 and 2025 respectively.

The provision of loan facilities to the Group by the Finance Company constitutes financial assistance by a connected person for the benefit of the Group on normal commercial terms or better commercial terms and such loans are not secured by the assets of the Group and therefore the provision of loan facilities to the Group by the Finance Company is exempted from all reporting, annual review, announcement and shareholders' approval requirements under Rule14A.90 of the Listing Rules.

For other financial services provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company for each of the three years ending 31 December 2025 will not exceed RMB7.5 million, which is less than the minimum exemption limit set out in Rule 14A.76 of the Listing Rules. Therefore, the provision of other financial services by the Finance Company to the Group is also exempted from the requirements of the Listing Rules Regarding reporting, annual review, announcement and shareholder approval.

C. CSAGPMC, a then wholly-owned subsidiary of CSAH

The Company has entered into the Property Management Framework Agreement (the "**Property Management Framework Agreement**") with CSAGPMC on 21 December 2020 for a term of three years from 1 January 2021 to 31 December 2023 to renew the property management transactions under the original property management framework agreement entered into by the Company and CSAGPMC on 19 December 2017 for a term of three years.

The property management and maintenance services to be provided by CSAGPMC under the Property Management Framework Agreement include (i) ensuring that the Company's facilities in the production area, office area and living area of the old Baiyun Airport area, the China Southern Airlines building, the new Baiyun Airport and their surroundings are kept in an ideal condition and that the equipment in those areas are in normal operation; (ii) managing and carrying out maintenance in the old Baiyun Airport area, the China Southern Airlines building and their surrounding properties; (iii) managing and carrying out maintenance in the properties rented by the Company in the China Southern Airlines base and the terminal building of the new Baiyun Airport; (iv) managing and carrying out maintenance in the 110KV electrical substation in the new Baiyun Airport; (v) managing the operation of and carrying out maintenance in the high and low voltage transformer and distribution equipment in the Guangzhou freight station; and (vi) providing the water and electricity charge agency services.

The management and maintenance services fee shall be determined at an arm's length basis between both parties and determined by multiplying the building area of each relevant property by the comprehensive property management unit fee of the applicable type of property as agreed by the parties. The comprehensive property management unit fees of the various types of properties shall be determined by the Company and CSAGPMC (i) with reference to the special circumstances in relation to the usage by the Company of such properties; (ii) according to the building areas of the various types of properties of the Company; and (iii) in combination with the comprehensive base service fees of the same types of properties in the market and other adjustment factors. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

The annual cap for management and maintenance services fee payable pursuant to the Property Management Framework Agreement is set at RMB167 million for each of the three years ending 31 December 2021, 2022 and 2023, respectively.

On 15 February 2022, CSAH completed the disposal of 95% interest in CSAGPMC to China Merchants Property Operation & Service Co., Ltd., an independent third party to the Company. Subsequent to the disposal, CSAH only holds 5% of the interest in CSAGPMC and CSAGPMC caused to be a connected person to the Company with effect from 15 February 2022. As such, the transactions contemplated under the Property Management Framework Agreement ceased to be a continuing connected transaction of the Company with effect from 15 February 2022.

During the period from 1 January 2022 to 15 February 2022, the property management and maintenance services fee incurred by the Group amounted to RMB25 million pursuant to the Property Management Framework Agreement.

REPORT OF
DIRECTORS

D. SACC, which is 50.1% owned by CSAH

The Company entered into the new Catering Services Framework Agreement (the "**Catering Services Framework Agreement**") on 28 December 2021 with SACC to renew the catering services provided by SACC to the Group under the original Catering Services Framework Agreement entered into by the Company and SACC with a term of three years on 27 December 2018, for a term of three years, commencing from 1 January 2022 to 31 December 2024.

The service fees for the continuing connected transactions contemplated under the Catering Services Framework Agreement mainly comprise four parts, i.e. meal fees, service fees, in-flight supply service fees and storage management fees. The meal fees, being the main part, are determined with reference to raw material costs, labor costs, management fees, tax and reasonable profit rate in the corresponding proportions of 38%, 38%, 12% and 12%, respectively. The reasonable profit rate will be determined based on the recovery of business from the pandemic and the industry environment. Other parts of the service fees are determined based on, where applicable, rental costs, labor costs, facilities depreciation costs and management fees. The labor costs will be determined with reference to the average wage of the preceding year published by the Shenzhen Municipal Government. The relevant departments of the Company will set upper price limit for meals according to the local price level and the consumer price index in Shenzhen, and with reference to the catering standards of similar routes and the catering prices of similar routes of other airlines. The final meal fees shall not exceed the upper price limit set by the Company.

Pursuant to the Catering Services Framework Agreement, the annual caps for each of the three financial years ending 31 December 2022, 2023 and 2024 are RMB200 million, RMB230 million and RMB265 million, respectively. For details, please refer to the announcement of the Company dated 28 December 2021 in relation to the Catering Services Framework Agreement.

For the year ended 31 December 2022, the service fee received by the Group pursuant to the Catering Services Framework Agreement was RMB57 million.

(3) *Disposal of General Aviation Limited, a company then owned as to 57.9% by the Company*

The Company entered into an agreement with CSAH on 22 September 2022 whereby the Company agreed to sell and CSAH agreed to purchase approximately 57.9% of the equity interest in General Aviation Limited for a consideration of RMB1.18 billion. Completion of the disposal took place in December 2022. Upon completion, the Company ceased to have any interest in General Aviation Limited and General Aviation Limited ceased to be a subsidiary of the Company. For details, please refer to the Company's announcement dated 22 September 2022 in relation to the disposal of its interest in General Aviation Limited.

(4) *Trademark License Agreement*

The Company and CSAH entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAH acknowledges that the Company has the right to use the name "南方航空 (China Southern)" and "中國南方航空 (China Southern Airlines)" in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company's airlines and airlines-related businesses. Unless CSAH gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2017, the trademark license agreement entered into by the Company and CSAH was automatically renewed for ten years.

(5) Leases

The Group (as lessee) and CSAH or its associates (as lessor) entered into lease agreements as follows:

A. The Company and CSAH entered into an indemnification agreement dated 22 May 1997 in which CSAH had agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

B. The Company and CSAH entered into the Asset Lease Framework Agreement (the "**Asset Lease Framework Agreement**") on 21 December 2020 to continue (i) the asset lease transactions contemplated under the original Asset Lease Framework Agreement entered into by the Company and CSAH as at 26 January 2018 for a term of three years; and (ii) the asset lease transactions contemplated under the CSA Building Asset Lease Agreement entered into by the Company and Guangzhou Southern Airlines Construction Company Limited (a wholly-owned subsidiary of CSAH) as at 19 January 2018 for a lease term commencing from 1 January 2021 to 31 December 2023.

Pursuant to the Asset Lease Framework Agreement, CSAH agreed to (i) lease certain properties, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment located in various cities such as Nanyang, Wuhan, Changsha, Beijing, Urumqi, Guangzhou and Zhanjiang held by CSAH or its subsidiaries to the Company for the purposes of civil aviation and related businesses of the Company; and (ii) lease certain lands located in Nanyang, Wuhan, Guangzhou and Zhanjiang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company.

The annual aggregate amount of rent payable by the Company to CSAH under the Asset Lease Framework Agreement for each of the three years ending 31 December 2021, 2022 and 2023 is RMB346.2905 million, which was determined with reference to the Rental Assessment Results. For the year ended 31 December 2022, the rent incurred by the Group amounted to RMB323 million pursuant to the Asset Lease Framework Agreement.

According to IFRS 16 – "Leases", the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the proposed lease transactions contemplated under the Asset Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04 (1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the proposed lease transactions contemplated under the New Asset Lease Framework Agreement is RMB934,921,570.17.

C. (1) On 30 December 2019, the Company entered into a Property and Land Lease Framework Agreement with CSAH to renew the property and land lease transactions under the original Property and Land Lease Framework Agreement entered into by the Company and CSAH with a term of three years on 16 December 2016 for a term commencing from 1 January 2020 to 31 December 2022. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2020, 2021 and 2022 is RMB96.78 million, which was determined with reference to the Rental Assessment Results. For the year ended 31 December 2022, the rent incurred by the Group amounted to RMB83 million pursuant to the Property and Land Lease Framework Agreement.

According to IFRS 16 – "Leases", the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the proposed lease transactions contemplated under the New Asset Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04 (1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the proposed lease transactions contemplated under the New Asset Lease Framework Agreement is RMB259,335,413.67.

(2) On 28 December 2022, the Company entered into a new Property and Land Lease Framework Agreement (the "**Property and Land Lease Framework Agreement**") with CSAH to renew the property and land lease transactions under the original Property and Land Lease Framework Agreement entered into by the Company and CSAH with a term of three years on 30 December 2019 for a term commencing from 1 January 2023 to 31 December 2025. Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2023, 2024 and 2025 is RMB105.40 million, which was determined with reference to the Rental Assessment Results.

According to IFRS 16 – "Leases", the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, the proposed lease transactions contemplated under the New Asset Lease Framework Agreement should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04 (1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the proposed lease transactions contemplated under the New Asset Lease Framework Agreement is 281,086,012.70.

D. (1) On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd. ("**CSA International**"), an associate of CSAH to renew the transactions under the 2018-2019 Finance and Lease Service Framework Agreement entered into on 17 October 2017 by the Company and CSA International, for an additional term of three years from 1 January 2020 to 31 December 2022.

CSA International agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, helicopters and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2020-2022 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

(a) Subject matter under the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment (comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company's introduction plan ("**introduction plan**") from 1 January 2020 to 31 December 2022, subject to adjustment from time to time). According to the introduction plan, the number of the leased Aircraft will be no more than 50, 51 and 41 for the years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively (subject to adjustment from time to time). Under the Finance Lease Transactions, the aggregate principal amount shall not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment), the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company's requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying certain prerequisites. The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

The lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10-12 years. Based on the common practice of the aviation industry, the lease period of the Leased Aircraft Related Assets would be 12 years. The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Company to CSA International prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date. Upon the payment of the last installment of rental fee by the Company to CSA International for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Company is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from CSA International at a nominal purchase price for such subject matter.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest and handling fee) of the aircraft (excluding helicopters) finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest and handling fee) of all the aircraft planned to be introduced under the Company's introduction plan from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company's introduction plan from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company's introduction plan from 2020 to 2022, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions are US$5,140 million (or the equivalent amount in RMB), US$5,039 million (or the equivalent amount in RMB) and US$4,434 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022. Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Finance Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively.

For the year ended 31 December 2022, the total rental amount (including principal and interest) and handling fee for the finance lease transactions under the 2020-2022 Finance and Lease Service is RMB4,157 million. The right-of-use asset calculated by discounting the above gross rentals (including principal and interest) and handling fees is RMB3,579 million.

(b)   Subject matter under the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement contains the aircraft, helicopters and engines in the Company's introduction plan through operating lease from 1 January 2020 to 31 December 2022. The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company's requests for proposals or other bidding processes in respect of leasing of aircraft, helicopters and engines satisfying certain prerequisites.

During the lease period, CSA International has ownership of the aircraft, helicopters and engines and the Company has the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Company should return the aircraft, helicopters and engines to CSA International.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the introduction plan; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the introduction plan, the proposed maximum annual rental fee under the Operating Lease Transactions are US$135 million (or the equivalent amount in RMB), US$255 million (or the equivalent amount in RMB) and US$368 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively, and proposed maximum total rental fee under the Operating Lease Transactions are US$1,385 million (or the equivalent amount in RMB), US$1,213 million (or the equivalent amount in RMB) and US$1,201 million (or the equivalent amount in RMB) for the three years ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed caps for the Operating Lease for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively.

The Company has paid the rental fees (namely actual amount of rental fees payable to CSA Leasing by the Company every year, including twelve-month rental fees for current aircraft, helicopters and engines as well as newly added aircraft, helicopters and engines during the year) of RMB517 million based on the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement for the year ended 31 December 2022. For the year ended 31 December 2022, the total rental amount of new aircraft and helicopters (leased by the Company from CSA Leasing on an annual basis under operating leases for a period of two to twelve years) and right of use assets calculated by discounting the aforementioned retal amounts were RMB1,089 million.

(2)   On 28 October 2022, the Company entered into the 2023-2025 Financing and Leasing Services Framework Agreement with CSA International, Ltd to renew the transactions under the 2020-2022 Financing and Leasing Services Framework Agreement for a period of three years from 1 January 2023 to 31 December 2025.

CSA International agrees to continue to provide financial leasing services to the Company for leasing aircraft, leasing aircraft-related assets and leasing aviation-related equipment, and operating leasing services to the Company for certain aircraft, helicopters and engines, as the Company deems appropriate and in the interests of the Company and its shareholders as a whole, in accordance with the terms and conditions of the 2023-2025 Financial and Leasing Services Framework Agreement and the related implementation agreements formulated thereunder.

(a)   The subject matter of the financial leasing transactions under the 2023-2025 Financial and Leasing Services Framework Agreement includes the lease of aircraft, the lease of simulators and the lease of aviation related equipment (including some of the aircraft, simulators and aviation-related equipment that the Company plans to introduce from 1 January 2023 to 31 December 2025, which is subject to adjustment from time to time). The total principal amount of the finance leasing transaction shall not exceed 100% of the consideration for the purchase of the subject matter (including aircraft, simulators and aviation-related equipment). The applicable interest rate will be further determined and negotiated by the Company and CSA International, with reference to the results of the invitation bidding or inquiry of the Company for financing of aircraft, simulators and aviation-related equipment, and certain preconditions shall be met. The Rent is the repayment of the principal and interest of the subject matter under the finance lease transaction.

The lease terms of the subject matter under the 2023-2025 Financial and Leasing Services Framework Agreement will be agreed upon when the separate finance lease agreements are entered into. Based on similar transactions in the past, the lease terms of the leased aircraft under the different finance lease agreements will be ten years. According to the practice of the aviation industry, the lease term of the simulator will be ten years. The respective handling fees for each of the leased aircraft, the leased simulators and the leased aviation related equipment which is not more than 1% of the principal of each leased aircraft, leased simulators and leased aircraft related equipment, respectively will be paid by the Company to CSA International before the commencement of their respective delivery dates or on the agreed dates after each the respective delivery date.

On the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company's introduction plan from 2023 to 2025; and (ii) the maximum aggregate transaction amount of the finance lease of the simulators and the aviation related equipment shall not exceed total amount of the simulators and the aviation related equipment to be introduced under the Company's introduction plan from 2023 to 2025. On the basis of the assumption that the total amount of simulators and aircraft-related assets to be introduced under the introduction plan from 2023 to 2025, the proposed total rental amount (including principal and interest) and handling fee under the finance lease transactions for the three years ended 31 December 2023, 2024 and 2025 are US$4,133.27 million (or the equivalent amount in RMB), US$4,132.98 million (or equivalent amount in RMB) and US$3,628.68 million (or equivalent amount in RMB). Under IFRS 16, the Company (including wholly-owned or controlled subsidiaries of the Company or its wholly-owned or controlled subsidiaries) as lessee under the 2023-2025 Financing and Leasing Services Framework Agreement, whose finance lease transactions will be recognized as right-of-use assets. For the years ending 31 December 2023, 2024 and 2025, the proposed finance lease caps under the 2023-2025 Financing and Leasing Services Framework Agreement are US$3,361 million (or equivalent amount in RMB), US$3,331 million (or equivalent amount in RMB) and US$2,896 million (or equivalent amount in RMB).

(b) The subject matter of the operating leasing transactions under the 2023-2025 Financing and Leasing Services Framework Agreement includes aircraft (including brand new aircraft and middle-aged and old aircraft disposed of by the Company by way of sale and leaseback), engines and aviation related equipment under the introduction program borrowed by the Company under operating leases from 1 January 2023 to 31 December 2025. The rental rates will be further determined and negotiated between the Company and CSA International, subject to the results of the Company's invitation to bid or request for quotations for the leasing of aircraft, engines and aviation related equipment, and subject to the satisfaction of certain conditions.

During the lease period, CSA International owns the aircraft, engines and aviation-related equipment and the Company has the right to use the aircraft, engines and aviation-related equipment. Upon the expiration of the lease term, the Company shall return the aircraft, engines and aviation-related equipment to CSA International.

On the assumption (i) that the total transaction cap (including principal, interest and handling fee) for aircraft operating lease transactions will not exceed 50% of the total amount of all aircraft planned to be introduced under the introduction plan; and (ii) the total transaction cap for operating leases of engines and aviation-related equipment will not exceed the total amount of engines and aviation-related equipment planned to be introduced under the Company's introduction plan from 2023 to 2025. The proposed maximum annual rental expense under operating lease transactions for the three years ended 31 December, 2023, 2024 and 2025 are US$197 million (or equivalent amount in RMB), US$356 million (or equivalent amount in RMB) and US$486 million (or equivalent amount in RMB), respectively. The total proposed maximum rental under operating lease transactions for the three years ended 31 December, 2023, 2024 and 2025 are US$1,524 million (or equivalent amount in RMB), US$1,436 million (or equivalent amount in RMB) and US$1,119 million (or equivalent amount in RMB), respectively. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2023-2025 Finance and Lease Service Framework Agreement will be recognised as right-of- use assets, the proposed caps for the Operating Lease for the years ending 31 December 2023, 2024 and 2025 under the 2023-2025 Finance and Lease Service Framework Agreement are US$1,262 million (or the equivalent amount in RMB), US$1,174 million (or the equivalent amount in RMB) and US$916 million (or the equivalent amount in RMB), respectively.

(6) Share Issuance in 2020

On 27 December 2019, the Company's 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares considered and approved the resolution to issue to CSAH not more than 2,453,434,457 A shares (including 2,453,434,457 A shares) ("**2020 A Share Issuance**") and to enter into the A shares subscription agreement with CSAH and the resolution to issue not more than 613,358,614 H shares (including 613,358,614 H shares) to Nan Lung (a wholly-owned subsidiary of CSAH) ("**2020 H Share Issuance**") and to enter into the H shares subscription agreement with Nan Lung. The proceeds from the 2020 A Share Issuance shall be utilised in the procurement of aircraft and the repayment of the Company's borrowings, and the proceeds from the 2020 H Share Issuance shall be utilised to supplement the general working capital of the Company.

On 15 April 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H share issued under the 2020 H Share Issuance was HK$5.74 per H share. The gross proceeds and the net proceeds raised from the 2020 H Share Issuance was HKD3,499,999,999 and RMB3,175,094,454.53 respectively. As at 31 December 2022, all proceeds raised from the 2020 H Share Issuance has been utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

On 18 June 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 per A Share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and CSAH. The net price of each new A Share issued under the 2020 A Share Issuance was RMB5.21 per A Share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from 2020 A Shares Issuance:

Gross proceeds from the 2020 A Share Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2022 (RMB)	Unutilised proceeds as of 31 December 2022 (RMB)	Expected timeline for the use of unutilised proceeds
12,782,393,520.97	Procurement of aircraft	8,070,415,000.31	1,205,670,313.11	On or before 31 December 2024
	Repayment of the Company's borrowings	3,500,000,000.00	0	Not applicable

Note: The total amounts of funds raised from 2020 Non-public Issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.

(7) *A Share Convertible Bonds Issuance*

On 14 May 2020, the thirteenth meeting of the eighth session of the Board of the Company considered and approved, among others, the relevant resolutions on the issuance plan of the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A shares and proposed to be issued by the Company within the PRC (the "**A Share Convertible Bonds**") and the possible subscription for the A Share Convertible Bonds by CSAH.

On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds. The A Share Convertible Bonds were listed on the SSE on 3 November 2020.

On 21 April 2021, the conversion of the A Share Convertible Bonds was commenced, with the initial conversion price being RMB6.24 per share and the conversion period being from 21 April 2021 to 14 October 2026. With effect from 28 November 2022, the conversion price was adjusted to RMB6.17 per share.

The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Share Convertible Bonds:

Gross proceeds from the A Share Convertible Bonds issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 31 December 2022 (RMB)	Unutilised proceeds as of 31 December 2022 (RMB)	Expected timeline for the use of unutilised proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	7,451,330,906.36	3,092,044,501.64	On or before 31 December 2023
	Introduction of spare engines	636,228,511.72	0	Not applicable
	Supplementing working capital	4,800,000,000.00	0	Not applicable

Note: The total amounts of funds raised from 2020 Public Issuance of A Share Convertible Bonds were RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB15,979,603,919.72.

As of 31 December 2022, the A Share Convertible Bonds with a nominal value of RMB5,896,401,000 were outstanding. If the outstanding A Share Convertible Bonds were fully converted during the reporting period based on the conversion price of RMB6.17 per share, the Company would have issued approximately 955,656,564 A shares and the total issued shares of the Company would have increased to approximately 19,076,549,274 shares, while the shares held by the controlling shareholder of the Company, CSAH, would have decreased to approximately 63.18% of the total issued shares of the Company. The A Share Convertible Bonds may be conditionally redeemed by the Company during the conversion period. It is expected that the full redemption of the outstanding A Share Convertible Bonds would not have material adverse impact on the financial and liquidity position of the Company. Please refer to note 18 and note 27 to the financial statements and the section headed "Related Information of Bonds – II. Corporate Convertible Bonds" for the dilution impact on loss per share may be brought by the full conversion of the outstanding A Share Convertible Bonds during the reporting period and other details of the A Share Convertible Bonds.

(8) Share Issuance in 2022

On 29 October 2021, the Board resolved to put forward to the EGM to approve the A Shares Subscription Agreement ("**A Shares Subscription Agreement**") and the connected transaction in relation to the proposed issuance of 803,571,428 new A Shares to CSAH ("**2022 A Share Issuance**") at the A Share Subscription Price, payable in cash. The total funds to be raised from the 2022 A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million), which will be utilised to supplement the general working capital of the Company. On the same day, the Board also resolved to put forward to the EGM to approve the H Shares Subscription Agreement ("**H Shares Subscription Agreement**") and the connected transaction in relation to the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) ("**2022 H Share Issuance**", together with "**2022 A Share Issuance**" referred to as "**2022 Share Issuance**") at the H Share Subscription Price, payable in cash. The total funds to be raised from the 2022 H Share Issuance will be not more than HK$1,800 million (including HK$1,800 million), which will be utilised to supplement the general working capital of the Company. The 2022 A Share Issuance and the 2022 H Share Issuance are not inter-conditional upon each other. The new A Shares and the new H Shares to be issued under the 2022 Share Issuance will be allotted and issued pursuant to the general mandate. The aggregate nominal value of the new A Shares and new H Shares to be issued under the 2022 Share Issuance is not more than RMB1,658,600,397.

REPORT OF
DIRECTORS

The A Share Subscription Price shall be the higher of (i) 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the date of the announcement regarding the Board resolutions approving the 2022 A Share Issuance published on the website of the Shanghai Stock Exchange (i.e., 30 October 2021, the "**Price Benchmark Date**"), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company (rounded up to the nearest two decimal places). The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company's latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date is RMB6.22 per Share. As at 31 December 2020, the audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) was RMB4.52. Based on the abovementioned pricing principles, the A Share Subscription Price is RMB5.60 per Share.

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 29 October 2021, the "**Board Meeting Date**"), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the central parity rate announced by the People's Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.82164) as at the issuance of the new H Shares (rounded up to the nearest two decimal places). The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company's latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly. The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares is HK$4.68 per Share.

On 28 December 2021, the 2022 Share Issuance was considered and approved at the Company's 2021 second extraordinary general meeting.

On 10 August 2022, the Company issued 368,852,459 H shares in total to Nan Lung at the issue price of HK$4.88 per H share pursuant to the subscription agreement dated 29 October 2021 entered into between the Company and Nan Lung. The net price of each new H share issued under the 2022 H Share Issuance was HK$4.88 per H share. The gross proceeds and the net proceeds raised from the 2022 H Share Issuance was HKD1,799,999,999.92 and HKD1,548,883,622.02 respectively. As at 31 December 2022, all proceeds raised from the 2022 H Share Issuance has been fully utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

On 24 November 2022, the Company issued 803,571,428 A Shares in total to Nan Lung at the issue price of RMB5.60 per A Share pursuant to the subscription agreement dated 29 October 2021 entered into between the Company and Nan Lung. The net price of each new A Share issued under the 2022 A Share Issuance was RMB5.60 per A Share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 24 November 2022. The gross proceeds and the net proceeds raised from the 2022 A Share Issuance was RMB4,499,999,996.80 and RMB4,496,003,317.09 respectively. As at 31 December 2022, all proceeds raised from the 2022 A Share Issuance has been fully utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Annual Confirmations

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions above for the year ended 31 December 2022 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed all non-exempt continuing connected transactions and are of the view that:

(a)   those transactions were conducted in the ordinary and usual course of business of the Group;

(b)   those transactions were entered into on normal commercial terms or better; and

(c)   those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

REPORT OF
DIRECTORS

The Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unmodified letter containing the auditor's findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the Annual Report in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditor's letter has been provided by the Company to the Stock Exchange. The Company's auditor has indicated that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d) with respect to the aggregate amount of each of the aforementioned continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Save as disclosed above, none of the other related party transactions as disclosed in note 50 to the financial statements prepared under IFRSs constituted connected transactions or continuing connected transactions which are required to be disclosed in accordance with the Listing Rules. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the connected transactions and continuing connected transactions.

Donations

For the year ended 31 December 2022, the Group made donations for charitable purposes with an amount of RMB0.4 million.

Designated Deposits and Overdue Time Deposits

As of 31 December 2022, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

Material Litigation

As at 31 December 2022, the Group was not involved in any material litigation.

Subsequent Events

From the end of the reporting period to the issue date of this report, there are no subsequent events that have significant impact on the Group.

Auditors

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2023 and the appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2023. There has been no change in the Company's auditors in the past three years.

By order of the Board
Ma Xu Lun
Chairman

Guangzhou, the PRC
28 March 2023

About Us

Operating Results

**Corporate
Governance**

Financial Report

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS' PROFILE AND DISCLOSURE OF INTERESTS

I. CHANGE IN SHARE CAPITAL

(I) Changes in Shareholdings

1. Changes in Shareholdings

Unit: Share

		31 December 31 2021		Increase during the year 2022	31 December 2022	
		Shares	Percentage (%)	Shares	Shares	Percentage (%)
I.	Shares subject to restrictions on sales					
1.	RMB ordinary shares	2,453,434,457	14.48	803,571,428	3,257,005,885	17.97
Total		2,453,434,457	14.48	803,571,428	3,257,005,885	17.97
II.	Shares not subject to restrictions on sales					
1.	RMB ordinary shares	10,219,858,722	60.30	30,795	10,219,889,517	56.40
2.	Overseas listed foreign shares	4,275,144,849	25.22	368,852,459	4,643,997,308	25.63
Total		14,495,003,571	85.52	368,883,254	14,863,886,825	82.03
III.	Total number of shares	16,948,438,028	100.00	1,172,454,682	18,120,892,710	100.00

2. Description of Change in Shares

The Company publicly issued RMB16 billion Convertible Bonds with the bond abbreviation of "Nanhang Convertible Bonds (南航轉債)" on 15 October 2020. During the reporting period, the total number of shares being converted by the holders of "Nanhang Convertible Bonds (南航轉債)" was 30,795 shares.

During the reporting period, the Company completed the issuance of 368,852,459 H ordinary shares to Nan Lung at an issue price of HK$4.88 per share; the Company issued a total of 803,571,428 domestically listed RMB ordinary shares (A shares) to CSAH at an issue price of RMB5.60 per share.

3. Other Information Considered to be Discloseable by the Company or Required to be Disclosed by the Securities Regulatory Authorities

Nil.

(II) Changes in Shares Subject to Trading Restrictions

Unit: Share

Name of shareholders (in full)	Number of shares subject to lock-up at the beginning of the year	Number of shares unlocked during the year	Increase in number of shares subject to lock-up during the year	Number of shares subject to lock-up at the end of the year	Reasons for lock-up	Date of unlocking
China Southern Air Holding Company Limited	2,453,434,457	0	0	2,453,434,457	Non-public Issuance of shares subject to trading restrictions	19 June 2023
China Southern Air Holding Company Limited	0	0	803,571,428	803,571,428	Non-public Issuance of shares subject to trading restrictions	24 November 2025
Total	2,453,434,457	0	803,571,428	3,257,005,885	/	/

About Us

Operating Results

Corporate Governance

Financial Report

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS' PROFILE AND DISCLOSURE OF INTERESTS

II. Particulars of Shareholders and De Facto Controller

(I) Total Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 152,512. As of 28 February 2023, total number of ordinary shareholders of the Company was 134,276.

(II) Particulars of Shareholdings

1. Particulars of the top ten shareholders

Unit: Share

		Particulars of the top ten shareholders					
Name of the shareholders (in full)	Increase/(decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Status of pledged, marked or frozen shares		Capacity of shareholders
					Status of shares	Number	
China Southern Air Holding Company Limited	803,571,428	9,404,468,936	51.90	3,257,005,885	Nil	0	Stated-owned legal entity
Nan Lung Holding Limited	368,852,459	2,612,124,036	14.41	0	Nil	0	Stated-owned legal entity
HKSCC Nominees Limited	(20)	1,750,361,837	9.66	0	Unknown	–	Overseas legal entity
Hong Kong Securities Clearing Company Limited	(56,896,470)	598,229,311	3.30	0	Nil	0	Overseas legal entity
China Securities Finance Corporation Limited	0	320,484,148	1.77	0	Nil	0	Stated-owned legal entity
China National Aviation Fuel Group Corporation	(160,834,597)	261,861,354	1.45	0	Nil	0	Stated-owned legal entity
American Airlines, Inc.	0	270,606,272	1.49	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	(14,902,900)	179,117,033	0.99	0	Nil	0	Stated-owned legal entity
Spring Airlines Co., Ltd.	(120,000)	140,411,561	0.77	0	Nil	0	Domestic non-stated-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	50,733,618	69,699,279	0.38	0	Nil	0	Domestic non-stated-owned legal entity

2. Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Particulars of the top ten shareholders not subject to trading restrictions			
	Number of tradable shares not subject to	Type and number of shares	
Name of the shareholders	trading restrictions	Type of shares	Number
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,612,124,036	Overseas listed foreign shares	2,612,124,036
HKSCC Nominees Limited	1,750,361,837	Overseas listed foreign shares	1,750,361,837
Hong Kong Securities Clearing Company Limited	598,229,311	RMB ordinary shares	598,229,311
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
China National Aviation Fuel Group Corporation	261,861,354	RMB ordinary shares	261,861,354
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	179,117,033	RMB ordinary shares	179,117,033
Spring Airlines Co., Ltd.	140,411,561	RMB ordinary shares	140,411,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	69,699,279	RMB ordinary shares	69,699,279
Description of special repurchase account among the top ten shareholders	N/A		
Description of the voting rights entrusted by the above shareholders, the voting rights the above shareholders are entrusted with, the voting rights the above shareholders abstained from	N/A		
Explanation of the related party relationship or concert party relationship of the above shareholders	CSAH held aggregate 2,648,836,036 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other related party relationship between other shareholders.		
Description of holders of preference shares with voting rights restored and the number of shares held	N/A		

3. Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No.	Name of the shareholders	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		
			Eligible listing time	Number of new listed shares	Conditions for trading restrictions
1	China Southern Air Holding Company Limited	2,453,434,457	19 June 2023	2,453,434,457	Non-public Issuance of shares subject to trading restrictions
2	China Southern Air Holding Company Limited	803,571,428	24 November 2025	803,571,428	Non-public Issuance of shares subject to trading restrictions
	Explanation of the related party relationship or concert party relationship of the above shareholders	CSAH held aggregate 2,648,836,036 H shares (including restricted shares) of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited.			

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS' PROFILE AND DISCLOSURE OF INTERESTS

4. Strategic investors or general legal entities becoming one of the top ten shareholders of the Company as a result of placing of new shares

Nil.

III. The Controlling Shareholders or De Facto Controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:


State-owned Assets Supervision and Administration Commission of the State Council
Guangdong Hengjian Investment Holding Co., Ltd.
Guangzhou City Construction Investment Group
Shenzhen Penghang Equity Investment Fund Partnership (Limited Partnership)
68.665%
10.445%
10.445%
10.445%
China Southern Air Holding Company Limited
51.90%
Nan Lung Holding Limited
14.45%
100%
Perfect Lines (Hong Kong) Limited
0.17%
China Southern Airlines Company Limited

IV. Disclosure of Interests

As at 31 December 2022, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (the "**Shares**") or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares (Note 5)	% of the total issued H Shares (Note 5)	% of the total issued share capital of the Company (Note 5)
CSAH	Beneficial owner	A Shares	9,404,468,936 (L) (note 1)	69.78%	–	51.90%
	Interest of controlled corporations	H Shares	2,648,836,036 (L) (note 2)	–	57.04%	14.62%
		Subtotal	12,053,304,972 (L)	–	–	66.52%
Nan Lung	Beneficial owner and interest of controlled corporations	H Shares	2,648,836,036 (L) (note 3)	–	57.04%	14.62%
American Airlines Group Inc. (note 4)	Interest of controlled corporations	H Shares	270,606,272 (L)	–	5.83%	1.49%

Notes:

1. As at 31 December 2022, CSAH was directly interested in 9,404,468,936 A Shares of the Company.

2. As at 31 December 2022, CSAH was indirectly interested in 2,648,836,036 H Shares of the Company through its controlled corporations Nan Lung and Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.

3. As at 31 December 2022, Nan Lung was interested in 2,648,836,036 H Shares of the Company, which included the indirect interests in the 31,150,000 H Shares held through Perfect Lines (Hong Kong) Limited, its wholly-owned subsidiary, and the direct interests in the 2,617,686,036 H Shares.

4. American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

5. The percentage was calculated according to the relevant total issued A Shares of 13,476,895,402 A Shares, total issued H Shares of 4,643,997,308 H Shares and the total issued Shares of 18,120,892,710 Shares of the Company as at 31 December 2022.

Save as disclosed above, as at 31 December 2022, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT *AND EMPLOYEES*

I. Directors, Supervisors, Senior Management

(I) Changes in the Number of Shares held by Directors, Supervisors and Senior Management and their Remuneration

As at the end of the reporting period, the Directors, Supervisors and senior management of the Company were as follows:

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year	Number of shares held as at the end of the year	Increase or decrease of shares during the year	Reason for increase or decrease	The total remuneration before tax received from the Company during the reporting period (RMB0'000)	Had received remuneration from related party of the Company
Ma Xu Lun	Chairman	Male	58	21 December 2020	up to date	0	0	0	/	0	Yes
	Executive Director			8 May 2019	up to date						
Han Wen Sheng	Executive Director	Male	56	8 May 2019	up to date	0	0	0	/	0	Yes
	Vice Chairman			22 June 2021	up to date						
	President			22 June 2021	up to date						
Luo Lai Jun	Executive Director	Male	51	28 December 2022	up to date	0	0	0	/	0	Yes
	Executive Vice President			18 March 2019	28 November 2022						
Liu Chang Le	Independent Director	Male	71	30 April 2021	up to date	0	0	0	/	20	No
Gu Hui Zhong	Independent Director	Male	66	20 December 2017	up to date	0	0	0	/	20	No
Guo Wei	Independent Director	Male	60	30 April 2021	up to date	0	0	0	/	20	No
Cai Hong Ping	Independent Director	Male	68	28 December 2022	up to date	0	0	0	/	0	No
*Yan Andrew Y	Independent Director	Male	65	30 April 2021	28 October 2022	0	0	0	/	16.67	No
Ren Ji Dong	Chairman of Supervisory Committee	Male	58	28 December 2021	up to date	0	0	0	/	0	Yes
	Supervisor			28 December 2021	up to date						
Lin Xiao Chun	Supervisor	Male	51	8 May 2019	up to date	0	0	0	/	84.45	No
Yang Bin	Supervisor	Male	54	24 November 2021	up to date	0	0	0	/	84.70	No
* Zhang Zheng Rong	Executive Vice President	Male	60	10 August 2018	28 February 2023	0	0	0	/	0	Yes
Wu Ying Xiang	Executive Vice President	Female	49	29 June 2020	up to date	0	0	0	/	0	Yes
Yao Yong	Executive Vice President	Male	53	20 April 2021	up to date	0	0	0	/	0	Yes
	Chief Accountant										
	Chief Financial Officer										
Gao Fei	Executive Vice President	Male	46	28 February 2023	up to date	0	0	0	/	0	Yes
Wu Rong Xin	Executive Vice President	Male	51	30 August 2022	up to date	0	0	0	/	99.91	No
	Chief Engineer			7 January 2022	30 August 2022						
* Cheng Yong	Executive Vice President	Male	60	21 August 2018	17 May 2022	0	0	0	/	36.01	No
* Wang Zhi Xue	Executive Vice President	Male	62	3 August 2012	22 September 2022	0	0	0	/	0	No
* Su Liang	Chief Economist	Male	60	27 December 2007	17 May 2022	0	0	0	/	31.68	No
Chen Wei Hua	Chief Legal Adviser	Male	56	16 June 2004	up to date	0	0	0	/	97.63	No
	Secretary to the Board			22 September 2022	up to date						
Li Shao Bin	Chief Training Officer	Male	58	21 June 2019	up to date	0	0	0	/	94.44	No
Xie Bing	Chief Economist	Male	49	22 September 2022	up to date	0	0	0	/	64.11	No
	Secretary to the Board			26 November 2007	22 September 2022						
* Feng Hua Nan	COO Flight Safety	Male	60	15 August 2014	28 February 2023	0	0	0	/	168.19	No
* Luo Ming Hao	Chief Pilot	Male	60	28 March 2018	28 November 2022	0	0	0	/	151.01	No
Wang Ren Jie	Chief Pilot	Male	58	28 February 2023	up to date	0	0	0	/	0	No
Zhu Hai Long	Chief Operation Officer	Male	59	30 December 2020	up to date	0	0	0	/	178.36	No
Li Zhi Gang	Chief Engineer	Male	54	30 August 2022	up to date	0	0	0	/	33.99	No

Name	Position (note)	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of shares held as at the beginning of the year	Number of shares held as at the end of the year	Increase or decrease of shares during the year	Reason for increase or decrease	The total remuneration before tax received from the Company during the reporting period (RMB0'000)	Had received remuneration from related party of the Company
* Li Tong Bin	Chief Engineer Executive Vice President	Male	61	30 April 2014 14 September 2015	7 January 2022 7 January 2022	0	0	0	/	7.87	No
Li Ye	COO Flight Safety	Male	50	28 February 2023	up to date	0	0	0	/	0	No
Total	/	/	/	/	/				/	1,209.02	/

Notes:

1. According to performance appraisal plans of the Company, partial remuneration of some Directors, Supervisors and senior management of the Company shall be delayed based on evaluation results, total remuneration set out above includes such delayed remuneration;

2. Mr. Cheng Yong, Mr. Feng Hua Nan, Mr. Luo Ming Hao and Mr. Zhu Hai Long serve as pilots, so their remunerations are inclusive of crew allowance;

3. Mr. Cai Hong Ping's remuneration has been paid as an independent director of the Company since January 2023, Mr. Yan Andrew Y has ceased to be an independent director of the Company since October 2022;

4. Mr. Gao Fei's remuneration has been paid by CSAH since March 2023, and Mr. Xie Bing's remuneration was paid by Xiamen Airlines since September 2022. Mr. Wang Ren Jie's remuneration was paid as chief pilot of the Company since March 2023, Mr. Li Zhi Gang's remuneration was paid as chief engineer of the Company since September 2022, Mr. Li Ye's remuneration was paid as COO Flight Safety since March 2023;

5. Mr. Zhang Zheng Rong retired in February 2023, and Mr. Feng Hua Nan retired in February 2023;

6. *represents personnel who have already resigned as of the date of this report.

As of 31 December 2022, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

(II) Changes of Information of Directors or Supervisors and Chief Executive Officer under Rule 13.51B(1) of the Listing Rules

Below are other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules:

Liu Chang Le, an independent director, ceased to be a Standing Committee Member of the Thirteenth National Committee of the Chinese People's Political Consultative Conference.

Guo Wei, an independent director, ceased to be the executive director and manager of China Energy Guodian (Beijing) New Energy Investment Co., Ltd. ceased to be the chairman of Chongqing Digital China Huicong Micro-Credit Co., Ltd., and ceased to be the vice chairman of iSESOL.

Cai Hong Ping, an independent director, ceased to be the independent director of COSCO SHIPPING Development Co., Ltd. since 27 February 2023.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT *AND EMPLOYEES*

(III) Remuneration of Directors, Supervisors and Senior Management

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the general meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management of China Southern Airlines Company Limited after approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by Directors, Supervisors and senior management amounted to RMB12.0902 million (2021: RMB14.8805 million).

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in notes 50 and 58 to the financial statements prepared under IFRSs.

Details of other employees' pension scheme and housing benefits are set out in notes 43 and 51 to the financial statements prepared under IFRSs.

Remuneration Band	Number of Senior Management	
HK$	2022	2021
0-500,000	9	6
500,001-1,000,000	1	5
1,000,001-1,500,000	3	1
1,500,001-2,000,000	0	4
2,000,001-2,500,000	3	–
Total	16	16

(IV) Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2022, none of the Directors or Supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

(V) Profiles of Current Directors, Supervisors and Senior Management

Directors

Ma Xu Lun, male, born in July 1964 (aged 58), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master's degree of engineering and is a certified public accountant and a member of the Chinese Communist Party. He started his career in August 1984. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the CAAC, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of China Southern Air Holding Company Limited. In March 2019, he acted as the President of China Southern Airlines Company Limited. In May 2019, he acted as the Vice Chairman of China Southern Airlines Company Limited. Since December 2020, he has served as the President and Party Secretary of China Southern Air Holding Company Limited and Chairman and President of China Southern Airlines Company Limited. Currently, he also acts as the vice chairman of China Chamber of International Commerce, member of China Council for the Promotion of International Trade and director of the board of International Air Transport Association.

Han Wen Sheng, male, born in January 1967 (aged 56), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master's degree, a member of the Chinese Communist Party. He obtained a master's degree of Engineering and is an economist. He began his career in August 1987. He served as the Deputy Director General of Cadre Training Center of China Southern Airlines Company Limited, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of China Southern Airlines Company Limited since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of China Southern Airlines Company Limited since October 2011. He served as the Vice President and the Party Member of China Southern Air Holding Company Limited from October 2016. From November 2017, he served as the Vice President and the Party Member of China Southern Air Holding Company Limited and the Vice President and Party Member of China Southern Airlines Company Limited. He was appointed as a Director and the Deputy Party Secretary of China Southern Air Holding Company Limited and the Vice President of China Southern Airlines Company Limited in November 2018. From December 2018, he served as the Deputy Party Secretary of China Southern Airlines Company Limited. Since January 2019, he has served as a Director and Deputy Party Secretary of China Southern Air Holding Company Limited. Since May 2019, he has served as a Director of China Southern Airlines Company Limited. Since June 2021, he has served as the President and Vice Chairman of China Southern Airlines Company Limited. Since July 2021, he has served as the President of China Southern Air Holding Company Limited. Currently, he also acts as the deputy to the 14th National People's Congress.

DIRECTORS, SUPERVISORS,
SENIOR MANAGEMENT
AND EMPLOYEES

Luo Lai Jun, male, born in October 1971 (aged 51), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1993. He served as the Manager of Finance Department in Shanghai Branch of China Southern Airlines Company Limited, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of China Southern Airlines Company Limited in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of China Southern Airlines Company Limited in November 2005; General Manager and Deputy Party Secretary of Freight Department of China Southern Airlines Company Limited in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of China Southern Airlines Company Limited in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of China Southern Airlines Company Limited in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of China Southern Airlines Company Limited in August 2017; Executive Vice President and the Party Member of China Southern Air Holding Company Limited and Executive Vice President of China Southern Airlines Company Limited in March 2019; Deputy Party Secretary of China Southern Air Holding Company Limited, and Executive Vice President of China Southern Airlines Company Limited in September 2022; the Deputy Party Secretary of China Southern Air Holding Company Limited in November 2022; and a Director and the Deputy Party Secretary of China Southern Air Holding Company Limited and the Executive Director of China Southern Airlines Company Limited in December 2022. Currently, he also serves as a Non-executive Director of TravelSky Technology Limited, Vice President of the fifth Council of China Air Transport Association, Vice Chairman of the seventh Council of China Communications and Transportation Association, President of the Party School of China Southern Air Holding Company Limited, and the standing committee member of the 13th session of Guangdong Provincial Committee of Chinese People's Political Consultative Conference (Deputy Director of the Foreign and Overseas Chinese Affairs Committee).

Liu Chang Le, male, born in November 1951 (aged 71), graduated from the Communication University of China with Bachelor's degree. He was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary doctoral degree in management sciences by the University of South China. Liu Chang Le founded Phoenix Satellite Television in 1996. He had been the Executive Director, Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. Liu Chang Le was a member of the Chinese People's Political Consultative Conference (the "PCC") and a member of the Tenth and Eleventh National Committee of the PCC. He served as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People's Political Consultative Conference, and served as a member of Standing Committee of the Twelfth National Committee of the PCC and a member of the Standing Committee of the Thirteenth National Committee. Liu Chang Le was an Independent Non-executive Director of China Southern Airlines Company Limited from December 2011 to December 2017. Mr. Liu Chang Le has been serving as an Independent Non-executive Director of China Southern Airlines Company Limited since April 2021.

Gu Hui Zhong, male, born in November 1956 (aged 66), graduated from Zhengzhou University of Aeronautics and holds a Master's degree. He graduated with a Master's degree from Beihang University majoring in International Finance and is a senior accountant at a professor level. Gu is a Chinese Communist Party member and began his career in 1974. He served as the Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, the Director of International Affairs Financial Division of Aviation Industry Corporation of China, the General Manager of Zhongzhen Accounting Consultative Corporation, the Vice Director-General of Financial Department of Aviation Industry Corporation of China and the Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of Party Leadership Group and the Vice President of NO.1 Aviation Industry Corporation of China. From February 2005 to August 2008, he acted as a member of the Party Leadership Group, the Vice President and the Chief Accountant of No.1 Aviation Industry Corporation of China. From August 2008 to January 2017, he acted as a member of Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China. He acted as the Chairman of AVIC I International Leasing the Chairman of AVIC I Financial Co., Ltd., the Chairman of CATIC International Holdings Limited, the Chairman of AVIC Capital Co., and the Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group and the Vice Chairman of the Accounting Society of China. He has been serving as an Independent Non-executive Director of China Southern Airlines Company Limited since December 2017.

Guo Wei, male, born in February 1963 (aged 60), holds a Master's degree. He graduated from the University of Science and Technology of China. Mr. Guo is a senior engineer and a Chinese Communist Party member. He began his career in 1988. Mr. Guo served as Executive Director and the Senior Vice President of the Lenovo Group. Currently, he is the Executive Director, Chairman of the Board of Directors and Chief Executive Officer of Digital China Holdings Limited, the Chairman of Digital China Group Co., Ltd and the Chairman of Digital China Information Service Co., Ltd. In addition, Mr. Guo also served in a number of positions, such as a member of the Eleventh and Twelfth National Committee of the Chinese People's Political Consultative Conference, a member of the Fourth Committee of the Advisory Committee for State Informatization, the first President of China Strategic Alliance of Smart City Industrial and Technology Innovation, the Vice President of Digital China Industry Alliance and the Vice President of the Society of Management Science of China. Mr. Guo was an Independent Non-executive Director of China Southern Airlines Company Limited from June 2015 to December 2017. He has been serving as an Independent Non-executive Director of China Southern Airlines Company Limited since April 2021.

Cai Hong Ping, male, born in December 1954 (aged 68), graduated from Fudan University with a bachelor's degree in journalism. He served as the Office Director of Sinopec Shanghai Petrochemical Company Limited, a member of the Steering Group for Overseas Listing of Chinese Enterprises under the State Commission for Restructuring the Economic System of the State Council and Chairman of the Joint Meeting of Secretaries of the Boards of Directors of Chinese H-share Companies, Managing Director of Peregrine Investment Bank (百富勤投資銀行), Chairman of SBC (Asia), and Chairman of Deutsche Bank (Asia). He is currently the Chairman of Asia-Germany Industrial Promotion Capital (漢德產業促進資本), and the independent Director of China Eastern Airlines Corporation Limited, Shanghai Pudong Development Bank Co., LTD., and BYD Company Limited, as well as a supervisor of China Merchants Bank Company Limited. Mr. Cai served as an independent non-executive director of China Southern Airlines Company Limited since 28 December 2022.

Supervisors

Ren Ji Dong, male, born in January 1965 (aged 58), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor's degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer and a member of the Chinese Communist Party. Mr. Ren began his career in August 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of China Southern Airlines Company Limited from January 2005, a member of the Standing Committee of the CPC of China Southern Airlines Company Limited from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of China Southern Airlines Company Limited from March 2005, a member of the Standing Committee of the CPC of China Southern Airlines Company Limited and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of China Southern Airlines Company Limited from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of China Southern Airlines Company Limited from May 2009, the Executive Vice President of China Southern Airlines Company Limited from July 2018, and the Chairman of the Labour Union of China Southern Air Holding Company Limited and China Southern Airlines Company Limited since August 2021; He served as the employees' representative director of China Southern Air Holding Company Limited since November 2021 and Chairman of the Supervisory Committee of China Southern Airlines Company Limited since December 2021. Currently, he also acts as Vice Director General of Guangdong Lingnan Fund (廣東省嶺南基金會).

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Lin Xiao Chun, male, born in May 1971 (aged 51), graduated from the Peking University Law School with a Bachelor's degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer, and is a member of the Chinese Communist Party. He began his career in July 1995. He served as the Deputy Director of the legal department of China Southern Airlines Company Limited in October 2006, the Deputy General Manager of the legal department of China Southern Airlines Company Limited in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of China Southern Airlines Company Limited in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of China Southern Air Holding Company Limited and the General Manager of the Laws & Standards Division of China Southern Airlines Company Limited in April 2017. He has served as a Supervisor of China Southern Airlines Company Limited since May 2019.

Yang Bin, male, born in September 1968 (aged 54), Master of Business Administration. He is a qualified senior accountant and a member of the Chinese Communist Party. He began his career in November 1991. He had been the Deputy General Manager and the General Manager of the Finance Department of China Southern Airlines Company Limited, the General Manager of the Finance Department in China Southern Air Holding Company Limited, the General Manager of Hunan Branch of China Southern Airlines Company Limited. He served as the General Manager of Audit Department in the China Southern Air Holding Company Limited and China Southern Airlines Company Limited from August 2021. He served as Supervisor of China Southern Airlines Company Limited since November 2021. Currently he also serves as a Supervisor of Xiamen Airlines Company Limited, the Deputy Director of the Financial Audit Committee of China Air Transport Association, a member of China Association of Internal Audit, and the Vice Chairman of Guangzhou Internal Audit Association.

Senior management

Wu Ying Xiang, female, born in November 1973 (aged 49), graduated from Business Administration Department of Central South University of Technology (中南工業大學) with a bachelor's degree, majoring in International Accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and she is a qualified senior accountant, a certified public accountant, a Chartered Global Management Accountant and a member of the Chinese Communist Party. Ms. Wu began her career in July 1994. She served as Assistant Director of Finance Department of China Southern Airlines (Group) Company in March 2001; vice director of Finance Department of CSAH in September 2005; director of Finance Department of CSAH in September 2012; the head of Performance Appraisal Management Department of CSAH in February 2017; the General Manager of Comprehensive Performance Appraisal Department of CSAH and China Southern Airlines Company Limited in April 2017; the General Manager and Deputy Party Secretary of Shantou Airlines Company Limited in September 2018; Party Secretary and Deputy Director General of the Marketing Management Committee of China Southern Airlines Company Limited in October 2019; Party Member of China Southern Air Holding Company Limited in May 2020; the Executive Vice President and Party Member of China Southern Air Holding Company Limited as well as the Executive Vice President of China Southern Airlines Company Limited in June 2020. Currently, she also serves as vice chairman of China National Aviation Corporation (Hong Kong) Limited.

Yao Yong, male, born in November 1969 (aged 53), graduated from National Economics and Management College of Sichuan University with a bachelor's degree in economics, majoring in National Economic Management. He holds a Master of Business Administration degree from University of Electronic Science and Technology of China – Webster University. He is a qualified senior accountant, senior auditor, Chartered Certified Accountant of ACCA and a member of the Chinese Communist Party. He began his career in July 1991. He acted as a member of the Capital Construction Audit Department of Sichuan Provincial Audit Department, a deputy chief member and chief member of the Fixed Assets Investment Audit Department of Sichuan Provincial Audit Department. He acted as the Director of Financial Management Department of Ertan Hydropower Development Co Ltd. in March 2003. He served as the deputy chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in July 2007, and the chief accountant and director of the Finance Department of Ertan Hydropower Development Co Ltd in October 2010. He served as the chief accountant of Yalong Hydro (雅礱江流域水電開發有限公司) in November 2012, the Director of Finance Department of State Development and Investment Corporation (renamed as State Development & Investment Corp., Ltd. in December 2017) in June 2017. He has served as the Party Member of China Southern Air Holding Company Limited since March 2021, the Executive Vice President, chief accountant and Chief Financial Officer of China Southern Airlines Company Limited since April 2021, and the chief accountant and the Party Member of China Southern Air Holding Company Limited since May 2022. Currently, he also serves as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd. and Chairman of China Southern Airlines Group Finance Company Limited.

Gao Fei, male, born in August 1976 (aged 46), graduated from the Flight School of Beijing Aeronautical and Space University with a bachelor's degree in Flight Technology. He obtained a Master of Business Administration in Lingnan College, Sun Yat-sen University, and a Master of Science in Management Studies, Massachusetts Institute of Technology. Mr. Gao is a member of the Chinese Communist Party. Mr. Gao began his career in July 1998. He was the deputy General Manager of the Flight Management Division of China Southern Airlines Company Limited, the Vice President and a member of the Party Committee of Shenzhen Branch of China Southern Airlines Company Limited, and the deputy General Manager of Department of Security Supervision of China Southern Air Holding Company Limited, and the deputy General Manger of Department of Security Supervision of China Southern Airlines Company Limited. From October 2018, he has been the General Manager of Department of Security Supervision of China Southern Air Holding Company Limited, the General Manager of Department of Security Supervision of China Southern Airlines Company Limited. From December 2020, he has been the head of Chief Flight Corps Team and Deputy Party Secretary of China Southern Airlines Company Limited. In January 2023, he has been the Deputy General Manager and a Party Member of China Southern Air Holding Company Limited, and the head of Chief Flight Corps Team and Deputy Party Secretary of China Southern Airlines Company Limited. From February 2023, he served as the Deputy General Manager and the Party Member of China Southern Air Holding Company Limited and Deputy General Manager of China Southern Airlines Company Limited.

Wu Rong Xin, male, born in January 1972 (aged 51), graduated from the China Civil Aviation Institute with a bachelor's degree, majoring in thermal power machinery and equipment. He also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1994. He served as Manager of Finance Department of Aircraft Engineering Department of China Southern Airlines Company Limited. In June 2008, he served as the Chief Financial Officer and Party Member of Guangzhou Aircraft Maintenance Engineering Co., Ltd., and Executive Vice President and Deputy Party Secretary of Guangzhou Aircraft Maintenance Engineering Co., Ltd. in April 2011. He served as Director of Planning and Investment Department of China Southern Air Holding Company Limited in November 2016, General Manager of Strategic Planning & Investment Division of China Southern Air Holding Company Limited and China Southern Airlines Company Limited in April 2017, General Manager and Deputy Party Secretary of Aircraft Engineering Department of China Southern Airlines Company Limited in March 2021, and General Manager and Deputy Party Secretary of Engineering Technology Branch (Aircraft Engineering Department) of China Southern Airlines Company Limited in September 2021. He has served as Chief Engineer of China Southern Airlines Company Limited since January 2022. From August 2022, he served as Assistant to the General Manager of China Southern Air Holding Company Limited, and Deputy General Manager of China Southern Airlines Company Limited. Currently, he also acts as Director of China Aviation Supplies Co., Ltd., Chairman of Guangzhou Aircraft Maintenance Engineering Co., Ltd., Chairman of MTU Maintenance Zhuhai Co., Ltd., and the Head of Civil Aviation Maintenance Association of China.

DIRECTORS, SUPERVISORS,
SENIOR MANAGEMENT
AND EMPLOYEES

Chen Wei Hua, male, born in October 1966 (aged 56), graduated from the School of Law of Peking University with a bachelor's degree, majoring in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is an economist, a qualified lawyer in the PRC, a qualified corporate legal counselor and a member of the Chinese Communist Party. Mr. Chen began his career in July 1988. He successively served as Deputy Director of Legal Department of China Southern Airlines (Group) Corporation, Deputy Director of the Office (Director of the Legal Division) of China Southern Airlines Company Limited and China Southern Airlines (Group) Corporation. Mr. Chen was the Chief Legal Adviser of China Southern Airlines Company Limited and Director of the Legal Division of China Southern Airlines Company Limited from June 2004. Mr. Chen has been the Chief Legal Adviser and General Manager of the Legal Division of China Southern Airlines Company Limited since October 2008. He has served as Chief Legal Adviser of China Southern Airlines Company Limited since April 2017. Mr. Chen has been the Chief Legal Adviser and Secretary to the Board of China Southern Airlines Company Limited, in September 2022; He has served as Chief Compliance Officer of China Southern Air Holding Company Limited, Chief Legal Adviser and Secretary to the Board of China Southern Airlines Company Limited since December 2022. From March 2023 he served as Chief Compliance Officer, General Counsel and Secretary of the Board of Directors of China Southern Air Holding Company Limited, General Counsel and Secretary of the Board of directors of China Southern Airlines Company Limited. Currently, he also acts as Director of the Board of Xiamen Airlines Company Limited, Vice President of Company Law Research Association of Guangzhou Law Society, and a member representative of the standing board of China Association for Public Companies.

Li Shao Bin, male, born in April 1964 (aged 58), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers' College, and obtained a university degree from the Party School of the Central Committee of Communist Party of China majoring in economics and management. He is an expert of political science and a member of the Chinese Communist Party. He began his career in July 1984. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of China Southern Airlines Company Limited from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of China Southern Airlines Company Limited from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of China Southern Airlines Company Limited from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of China Southern Airlines Company Limited from March 2006. Mr. Li has been the Chairman of the Labour Union of China Southern Airlines Company Limited since August 2012 and the Executive Director of China Southern Airlines Company Limited since January 2013. Mr. Li served as the President and Deputy Party Secretary of the Training Centre of China Southern Airlines Company Limited since April 2017. Mr. Li also has been the Chief Training Officer of China Southern Airlines Company Limited since June 2019.

Xie Bing, male, born in September 1973 (aged 49), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master's degree of business administration from the Management School of Jinan University, a master's degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist. Mr. Xie has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie is a fellow member and FCS of The Hong Kong Chartered Governance Institute and a member of the Chinese Communist Party. Mr. Xie began his career in July 1995. Heserved as the Assistant of the Secretary to the Board of China Southern Airlines Company Limited. Mr. Xie has been the Secretary to the Board and Deputy Director of the Secretary Office of China Southern Airlines Company Limited from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Secretary Office of China Southern Airlines Company Limited. From April 2017, he has been the Secretary to the Board of China Southern Airlines Company Limited, and Director of the Board Office of China Southern Airlines Company Limited. From September 2022, he has been the Chief Economist of China Southern Airlines Company Limited. For now, he also acts as the Vice Chairman, Deputy Secretary of the Party Committee and General Manager of Xiamen Airlines Co. Ltd., a Deputy to the 14th People's Congress of Fujian Province, Deputy President of Central Enterprises Overseas Students Sodality (中央企業留學人員聯誼會), a Council Member of The Hong Kong Charted Governance Institute, and Vice President's representative of China Group Companies Association.

Wang Ren Jie, male, born in October 1964 (aged 58), graduated from the First Air Force Flight Academy of the Chinese People's Liberation Army (中國人民解放軍空軍第一飛行學院) with a bachelor's degree in Aircraft Piloting and Aeronautical Theory, and obtained a master's degree in Business Administration for Senior Executives from the School of Economics and Management of Tsinghua University. He is a first-class pilot, and a member of the Chinese Communist Party. Mr. Wang began his career in June 1983. He was the General Manager and Deputy Party Secretary of the Party Committee of Xi'an Branch of China Southern Airlines Company Limited, the General Manager of the Flight Management Division of China Southern Air Holdings Company Limited and the General Manager of the Flight Management Division of China Southern Airlines Company Limited. He has been the Deputy Director of Operations of China Southern Airlines Company Limited since May 2018; and has been the Director of Operations of China Southern Airlines Company Limited, the Secretary of the CPC General Committee of the Laws & Standards Division of China Southern Air Holding Company Limited and the Secretary of the CPC General Committee of the Laws & Standards Division of China Southern Airline Company Limited since September 2018. He has been the General Manager and Deputy Party Secretary of the Northern Branch of China Southern Airlines Company Limited since October 2019. He has been appointed as Chief Pilot of China Southern Airlines Company Limited since February 2023. For now, he also serves as Director and Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited.

Zhu Hai Long, male, born in December 1963 (aged 59), graduated from Civil Aviation Flight College of China (中國民用航空飛行專科學校) majoring in Aircraft Piloting and possesses post-secondary qualifications. He graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation with an on-job bachelor's degree. Mr. Zhu holds the title of First Class Pilot and a member of the Chinese Communist Party. He began his career in January 1983. He was a pilot of the 15th Fleet of CAAC (民航第十五飛行大隊), a pilot in the Flight Department of CSA Hainan (南航海南公司), vice-captain of the Second Squadron, leader of the B737 Squadron, the deputy general manager and general manager of the Flight Department. He served as general manager's assistant and general manager of Haikou Flight Department in Hainan Branch of China Southern Airlines Company Limited. He served as deputy general manager and a member of the Party Committee of Shantou Airlines Company Limited in June 2007; deputy general manager, manager of the Flight Department and a member of the Party Committee in Hubei Branch of China Southern Airlines Company Limited in March 2013; deputy general manager and a member of the Party Committee in Shenzhen Branch of China Southern Airlines Company Limited in September 2015; deputy general manager and Deputy Party Secretary of Guangzhou Flight Division of China Southern Airlines Company Limited in February 2018; the head of Chief Flight Corps Team and Deputy Party Secretary of China Southern Airlines Company Limited in May 2018. Since December 2020, he has been the Chief Operation Officer of China Southern Airlines Company Limited. For now, he also acts as the Vice Chairman of the fourth Council of China Airline Pilots Association.

Li Zhi Gang, male, born in May 1968 (aged 54), graduated from the China Civil Aviation Institute with a master's degree, majoring in thermal power machinery and equipment. He also obtained a master's degree of Business Administration from Northeastern University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. Mr. Li began his career in July 1990. He has been the Director of Aircraft Maintenance Base (Aircraft Engineering Department) in Northern Branch of China Southern Air Holding Company Limited. From June 2006, he has been the Deputy General Manager and a member of the Party Committee of Aircraft Engineering Department and the Director of Shenyang Maintenance Base of China Southern Airlines Company Limited. From February 2007, he has been the Deputy General Manager of Aircraft Engineering Department, Director and Deputy Party Secretary of Shenyang Aircraft Maintenance Base of China Southern Airlines Company Limited. From April 2009, he has been the Deputy General Manager and a member of the Party Committee in Shenzhen Branch of China Southern Airlines Company Limited. From December 2016, he has been the General Manager and Deputy Party Secretary of Aircraft Engineering Department of China Southern Airlines Company Limited. From March 2021, he has been the Party Secretary and Deputy General Manager of the Northern Branch of China Southern Airlines Company Limited. From August 2022, he has served as Chief Engineer of China Southern Airlines Company Limited. For now, he is also a member of the board of directors of the Aircraft Competitiveness Innovation Center.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

Li Ye, male, born in March 1973 (aged 50), graduated from School of Economics and Management of Beijing Aeronautical and Space University with a master's degree in Business Administration, and a Master of Business Administration. He is a first-class pilot, and a member of the Chinese Communist Party.Mr. Li began his career in August 1995. He was the Deputy General Manager and a member of the Party Committee of Guangzhou Flight Department of China Southern Airlines Company Limited. From December 2017, he has been the Deputy General Manager and a member of the Party Committee of Beijing Branch of China Southern Airlines Company Limited. From March 2021, he has been the General Manager of Department of Security Supervision of China Southern Air Holding Company Limited, and the General Manger of Department of Security Supervision of China Southern Airlines Company Limited. From February 2023, he has been the General Manager of Department of Security Supervision of China Southern Air Holding Company Limited, the COO Flight Safety and General Manager of Department of Security Supervision of China Southern Airlines Company Limited. For now, he is also a member of the Security Advisory Committee of International Aviation Association.

Liu Wei, male, aged 65, graduated from the Northwest University of China, the China University of Political Science and Law and the University of Cambridge with a bachelor's degree in Chinese literature, a master's degree in law and a Ph.D. in Law, respectively. Dr. Liu also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as the Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and in England. Dr. Liu is currently a partner of Jingtian & Gongcheng LLP and has extensive experience in providing effective and commercially-valuable legal services for market-leading enterprises relating to corporate finance, listing, regulatory and compliance matters. During the period from 26 November 2007 to 20 July 2015, Dr. Liu acted as a Joint Company Secretary.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management or substantial shareholders of the Company.

II. Staff of the Company and Major Subsidiaries

As of 31 December 2022, the Group had an aggregate of 97,899 employees (31 December 2021: 98,098).

Number of current staff in the Company (by person)	Number of current staff in major subsidiaries (by person)	Total number of current staff (by person)
59,213	38,686	97,899

1. Professions Composition

Categories by profession	Number of professionals (by person)
Flight	10,501
Service	35,061
Administration	6,862
Navigation matter	1,395
Maintenance	11,770
Information	1,519
Marketing	4,287
Comprehensive	20,441
Function	6,063
Total	97,899

2. Educational Level

Categories by education levels	Number (by person)
Postgraduates	4,361
Undergraduates	52,296
Junior college	26,982
Technical School or below	14,260
Total	97,899

About Us

Operating Results

Corporate Governance

Financial Report

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT *AND EMPLOYEES*

3. Emolument Policy of Employees

During the reporting period, in order to achieve high-quality development, the Company continued to deepen the management of total salary, adhered to the coordinated business performance, and improved the control mechanism, and continued to promote the downward penetration of total salary. At the same time, the Company increased incentives for key positions and key groups, pursued the more accurate deployment of remuneration resources, and encouraged employees to strive for excellence; adhered to the principle that remuneration distribution and salary adjustment mechanism is closely linked to organizational performance, individual performance and labor efficiency, so that the remuneration can be increased or decreased. The Company insisted on showing care and love for the employees and established a guarantee for the remuneration of low-income groups and people in difficulties. The Company established and improved a market-oriented selection and employment mechanism as well as an incentive and restraint mechanism to continuously promote the contractual management of the tenure system. It completed the signing of tenure contracts in subsidiaries, branches, business operation units, etc. and achieved the strong linkage between remuneration and performance appraisal. The Company formulated and issued an emolument policy optimization plan for low-income groups during the special period, continuously improved a series of subsidy policies for front-line employees, such as subsidies for quarantine, which showed our care and love for the workforce. The Company actively explored medium and long-term incentive plans, built a multi-dimensional incentive mechanism system to stimulate the vitality of the enterprise.

During the reporting period, details of the remuneration of the staff of the Company are set out in note 13 to the financial statements prepared under IFRSs.

4. Training Plan

In 2023, the Company will conscientiously implement the spirit of a central conference on talent-related work, continue to promote the implementation of the concept of "training supports strategy, training creates value", carry out various cadre and employee training, establish a matching trainer and curriculum system, build a training quality assessment system, promote the construction of a training market-oriented mechanism and the platform-oriented operation of training resources, continue to deepen the integration of production and education, enrich the training forms and improve the training quality by combining online and offline methods, so as to provide sufficient talent support for the Company to accelerate the building of a world-class air transport enterprise. The Company will mainly advance the professional training such as the training of management trainees named "Sky Pearl Talent(明珠優才)", "cloud T" digital talent training, new employee training in various systems, annual pilot retraining, basic license training and professional and technical training for maintenance personnel, retraining for dispatchers, training for familiarization with international operations, regular retraining for flight attendants, emergency drills, training for aircraft transfer, and regular training for aviation safety officers.

5. Information on Labor Outsourcing

Total hours of outsourced labor	Total pay for outsourced labor (RMB)
39.062 million hours	2,652 million

CORPORATE GOVERNANCE
REPORT

The Company, according to the requirements of relevant laws and regulations, such as Company Law, Securities Law, and Articles of Association has set up its corporate governance systems consisting of general meeting, the Board, Supervisory Committee and operational management. This forms the Company's operation mechanism based on which the Company's organ of authority, decision-making body, supervisory body and executive body cooperate, coordinate and interact mutually. There was no material difference between the Company's actual governance conditions and the requirements of normative documents, such as Code of Corporate Governance for Listed Companies in China released by the CSRC. The Company, according to domestic and international regulatory requirements, constantly modified and improved the Articles of Association and related rules to standardize its operation.

It is the firm belief of the Company that a good and solid corporate governance framework is an important foundation for ensuring the sustainable development of the Company and enhancing shareholders' value. The Company has always been striving to strictly comply with the regulatory requirements of the CSRC, the SSE, the Stock Exchange, the New York Stock Exchange and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

Corporate Governance Code

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. Except for the deviations disclosed in this report, the Group has complied with the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Listing Rules for the year ended 31 December 2022.

The corporate governance practices adopted by the Company are summarized below.

System Construction

The Company strictly follows the regulatory requirements of the place where it is listed to constantly improve the Articles of Association and related governing rules. During the reporting period, the Company revised the Articles of Association of China Southern Airlines Company Limited, and the Working Rules of Strategy and Investment Committee of the Board of Directors of China Southern Airlines Company Limited in accordance with the regulatory rules.

Controlling Shareholder

The controlling shareholder of the Company is CSAH, one of the central enterprises supervised by the SASAC, and there is no competition between CSAH and the Company. The controlling shareholder of the Company has regulated itself and has not directly or indirectly interfered with the decision making and business activities of the Company beyond the general meeting.

During the reporting period, Mr. Han Wen Sheng, President of the Company, served as the president of CSAH, Mr. Zhang Zheng Rong and Ms. Wu Ying Xiang, Executive Vice Presidents of the Company, served as Executive Vice Presidents of CSAH, and Mr. Yao Yong, Executive Vice President, chief accountant and Chief Financial Officer of the Company, served as Chief Accountant of CSAH. From January 2022 to November 2022 Mr. Luo Lai Jun served as Deputy General Manager of the Company and also as Deputy General Manager of CSAH. The Regulatory Department of Listed Companies of the CSRC has agreed to exempt the restrictions on concurrent positions for aforementioned senior management. The independent Directors of the Company unanimously believed that the Company and CSAH were able to strictly require and regulate the performance of duties of the senior management of the Company, namely Mr. Han Wen Sheng, Mr. Luo Lai Jun, Mr. Zhang Zheng Rong, Ms. Wu Ying Xiang and Mr. Yao Yong in accordance with relevant regulatory regulations in 2022, and ensure that they executed due care and diligence, gave priority to fulfilling their duties as the Company's senior management, and earnestly safeguarded the legitimate rights and interests of the Company and minority shareholders. These senior management of the Company, namely Mr. Han Wen Sheng, Mr. Luo Lai Jun, Mr. Zhang Zheng Rong, Ms. Wu Ying Xiang and Mr. Yao Yong, strictly followed the Company Law, the Securities Law and relevant laws and regulations of the place of listing, diligently discharged their responsibilities, and earnestly fulfilled their commitments. They did not damage the legitimate rights and interests of the Company and minority shareholders due to holding the abovementioned concurrent positions.

CORPORATE GOVERNANCE REPORT

The General Meeting

The general meeting of the Company is the top organ of authority and exercise all of its powers and functions legally. The Company strictly followed the requirements of laws, regulations, the Articles of Association, and the Rules of Procedures for General Meeting, and etc. to conduct all work of the general meeting and fully secure shareholders to legally exercise their rights of shareholders. During the reporting period, the Company held 2 general meetings and engaged lawyers to witness the convening procedures of the general meeting. Such procedures were legal and effective and ensured all shareholders, especially minority shareholders, to participate in decision to fairly exercise their rights by online voting at the general meeting, without causing damage to the benefits of the minority shareholders.

The Board

The Board is the decision-making body of the Company and accountable to the General Meeting of Shareholders. Within the scope of its functions and powers stipulated in the Articles of Association, it shall formulate the Company's development strategies in accordance with the procedures stipulated in the Rules of Procedure of the Board. In addition, it shall supervise the implementation of the operation and management and the financial performance, and provide recommendations on appointment of directors and senior management. It shall also make decisions on major contracts, transactions, financial matters as well as other major policies. The Board reasonably authorized the executive directors and the senior management according to law, which improved the level of decision-making and the efficiency of discussion, and promoted the development of the Company's production and operation.

At present, the Company has 7 Directors, including 3 executive Directors and 4 independent non-executive Directors. The number of independent non-executive Directors accounts for more than half of the Board. In 2022, the Board of the Company operated in accordance with the law and held 12 Board meetings, including 7 on-site meetings and 5 extraordinary meetings. The decision-making procedures and contents of the proposals of the Board meetings complied with the requirements of the Listing Rules, the Articles of Association and relevant laws and regulations. Resolutions approved at such meetings were legal and effective.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, sales, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

As of 31 December 2022, the members of the 9th session of the Board comprise three executive Directors and four independent non-executive Directors. All of the Directors have a term of three years. The brief biographical details of the Directors are set out on pages 85 to 87 of this annual report.

The Board held 12 meetings in 2022, all of which were convened in accordance with the Articles of Association. The Company held 2 general meetings in 2022, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders of the Company.

The attendance of each Director is as follows:

Name of Directors	Whether independent non-executive Director or not	Number of meetings that required attendance	Number of meetings attended in person	Number of meetings participated by way of conference communication	Number of meetings attended by proxy	Number of meetings absent	Absence in two consecutive meetings	Number of general meetings attendance
		Attendance of Board Meetings						Attendance of General Meetings
Ma Xu Lun	No	12	12	5	0	0	No	2
Han Wen Sheng	No	12	8	5	4	0	No	2
Luo Lai Jun	No	1	1	0	0	0	No	0
Liu Chang Le	Yes	12	12	5	0	0	No	2
Gu Hui Zhong	Yes	12	12	5	0	0	No	2
Guo Wei	Yes	12	9	5	3	0	No	1
Cai Hong Ping	Yes	1	1	0	0	0	No	0
Yan Andrew Y (Resigned on 28 October 2022)	Yes	10	10	4	0	0	No	0

Meetings of the Board held during the year	12
Of which: number of meetings attended in person	7
Number of meetings held by way of conference communication	5
Number of meetings held by combination of attendance in person and by way of conference communication	0

The experience and views of our independent non-executive Directors are held in high regard and serve as an effective guidance for the operation of the Group. The independent non-executive Directors provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The independent non-executive Directors represent more than one-third of the Board. Independent non-executive Directors, Gu Hui Zhong (appointed on 30 April 2021), has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. In addition, pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each independent non-executive Director and considers that all the independent non-executive Directors are independent. In addition, their extensive experiences in business and finance are very important to the Company's successful development. In 2022, the independent non-executive Directors expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at the Board meetings.

CORPORATE GOVERNANCE REPORT

Board diversity policy

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The summary of the board diversity policy are as follows: The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business. All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

As at 31 December 2022, the members of the Board of Directors are all males, who prossess extensive experience in areas such as airline management, financial management, financial investment, culture and media, and information technology.

Measurable objectives

The Board has the following measurable objectives for implementing a board diversity policy and for building a pipeline of potential director succession that can achieve gender diversity:

1. at least one-third of the directors must be independent non-executive directors;
2. at least one director shall be a woman; and
3. at least one director has obtained accounting or other professional qualifications.

For the year ended 31 December 2022, there was outstanding measurable objective for gender, and the Board plans to achieve the measurable objective for gender diversity on the Board no later than 31 December 2024.

The Board will monitor the implementation of the system and the progress and achievement of measurable objective for diversity, and review the system when appropriate to ensure that it is working effectively. The Board will discuss and adopt any changes that may be necessary.

Gender diversity for all employees

As of 31 December 2022, the number of all employees of the Company, including senior management, was 97,899, of which 60.43% were male and 39.57% were female. The Company will continue to consider gender diversity for all employees as one of its objectives.

Directors

The members of the Board come from different industrial backgrounds, with rich experiences and professional knowledge as to financial accounting, investment strategies, corporate cultures, corporate governance, and etc. Each Director serves a three-year term of office and may be re-elected to a consecutive second term, but by principle only up to 6 consecutive terms in the case of independent non-executive Director. There is no major related relations among all Directors, including in terms of finance, business, relatives or others. All Directors may obtain from the Secretary to the Board the related information on the regulations a listed company's Directors must observes and their regulatory and other consistent responsibilities and the latest developments in such aspects, so as to ensure Directors understand their duties and secure the procedures of the Board are executed and applicable laws and regulations are properly observed. The Company's independent non-executive Directors work diligently and conscientiously, and actively attend meetings of the Board and its committees, express independent opinions about connected transactions, external guarantees, cash dividends, appointment and removal of Directors and senior management, internal control, the use of funds raised in the previous time and many other affairs, and give constructive advice and suggestions on the Company's production, operation, and financial budget plan. During the reporting period, at the 2022 first extraordinary general meeting of the Company on 28 December 2022, Mr. Luo Lai Jun was elected as an executive Director of the 9th session of the Board, and Mr. Cai Hong Ping was elected as an independent non-executive Director of the 9th session of the Board.

Continuous Professional Development of Directors

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and Directors' responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. In addition, continuing briefings and professional development for Directors will be arranged as necessary.

During the year of 2022, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2022 actively participated in continuous professional training, by attending external seminars, attending in-house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

Chairman and President

The Chairman is the leader of the Board and he oversees the Board to ensure that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. In addition, the Chairman is also responsible for guiding and setting the overall development goals and direction of the business of the Company. The President, assisted by the Executive Vice President, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice President and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. The president maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role.

CORPORATE GOVERNANCE
REPORT

Supervisory Committee

The Company's Supervisory Committee is consisted of the shareholder representative supervisors who are elected and removed by the general meeting, and staff representatives' supervisors who are elected by the Company's employee representatives. Currently, the Supervisory Committee consists of 3 supervisors, of which, 2 are shareholder representative supervisors, and 1 is employee representative supervisor. The Supervisory Committee has 1 chairman. None of the Company's Directors, President, Vice President or the responsible financial persons serve concurrently as supervisors. The Supervisory Committee of the Company strictly follows the requirements of laws and regulations, Articles of Association, and Rules of Procedures of the Supervisory Committee to standardize its operation. The supervisors of the Company work diligently, honestly, actively attend meetings of the Supervisory Committee, sit in on the general meetings and the Board meeting, legally supervise the decision-making mechanism of the Company's connected transactions, cash bonus, external guarantees, and many other major affairs, as well as the performance of duties of the Company's Directors and senior management. In addition, they also receive the report on the preparation and audit work of the financial reports, and actively understand the construction and execution of the Company's internal control systems. During the reporting period, the Supervisory Committee convened a total of 6 on-site meetings. Meanwhile, it audited, as per the requirements of the Company Law, Articles of Association, Rules of Procedures of the Supervisory Committee, the Company's major affairs, such as, the Company's compliance, periodical reports, financial work, cash bonus, connected transactions, internal control, and gave audit opinions.

Board Committees

The Board of the Company has put in place a Strategic and Investment Committee, an Audit and Risk Management Committee, a Remuneration and Assessment Committee, a Nomination Committee and an Aviation Safety Committee. The number of independent non-executive directors accounted for more than a half in each committee, of which three members of Audit and Risk Management Committee are all independent non-executive directors and chairman is a senior accountant. The chairman of Remuneration and Assessment Committee and Nomination Committee shall be an independent non-executive director. Each committee under the Board of the Company has set up the working rules and strictly carried out the work according to the working rules. Each committee will conduct in-depth studies on professional issues, and make recommendations for the Board. Further details of the roles and functions and the composition of each of the committees are set out below:

Strategic and Investment Committee

As at 31 December 2022, the Strategic and Investment Committee comprises three members and chaired by Mr. Han Wen Sheng (executive Director) together with Mr. Gu Hui Zhong (independent non-executive Director) and Mr. Cai Hong Ping (independent non-executive Director) as members.

Strategic and Investment Committee held 2 meetings in 2022, which was held according to its rules and procedures, and considered a report on the implementation of the major strategic investment matters of the Company. The attendance of each member is as follows.

Members of Strategic and Investment Committee	(No. of meetings) Attended/Eligible to attend
Ma Xu Lun (Chairman) (Retired on 28 December 2022)	2/2
Liu Chang Le (Retired on 28 December 2022)	2/2
Gu Hui Zhong	2/2
Han Wen Sheng (Chairman) (Appointed on 28 December 2022)	0/0
Cai Hong Ping (Appointed on 28 December 2022)	0/0

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three independent non-executive Directors. As at 31 December 2022, the Audit and Risk Management Committee was chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Guo Wei (independent non-executive Director) and Mr. Cai Hong Ping (independent non-executive Director) as the members of the Audit and Risk Management Committee. Among them, Mr. Gu Hui Zhong possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. The Audit and Risk Management Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit and Risk Management Committee of the Company are in compliance with the provision of D.3.3 of the Corporate Governance Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit and Risk Management Committee are set out in the Terms of Reference of Audit and Risk Management Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com". In 2022, the Audit and Risk Management Committee carried out the work, among other things, considering the appointment of auditors, reviewing the Company's regular report, related transactions, hedging plan, debt financing plan, non-public issuance of shares, reviewing the efficiency of risk management and internal control system of the Company and reviewing the internal audit plan, etc.

The Audit and Risk Management Committee held 7 meetings in 2022. The Audit and Risk Management Committee has performed all its obligations under its terms of reference. The attendance of each member of the Audit and Risk Management Committee is as follows:

Members of the Audit and Risk Management Committee	(No. of meetings) Attended/Eligible to attend
Gu Hui Zhong (Chairman)	7/7
Guo Wei (Appointed on 30 April 2021)	7/7
Yan Andrew Y (Appointed on 30 April 2021)	5/5
Liu Chang Le (Appointed on 28 October 2022)	1/1
Cai Hong Ping (Appointed on 28 December 2022)	1/1

The Audit and Risk Management Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit and Risk Management Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

At 2021 annual general meeting of the Company, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2022 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2022.

The following table sets forth the type of, and fees (VAT tax inclusive) for, the principal audit services and non-audit services provided by the Company's external auditor to the Group in 2021 and 2022:

	2022	2021
	RMB Million	*RMB Million*
Audit fees	**14**	14
Non-audit fees	**1**	1
Total	**15**	15

Note 1: The total audit fees included the audit fees of RMB1 million (VAT tax inclusive) regarding the statutory audit services for certain subsidiaries of the Group for the year ended 31 December 2022.

Note 2: Non-audit fees are mainly derived from tax advisory and circular services to the Group.

Remuneration and Assessment Committee

As at 31 December 2022, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Guo Wei (independent non-executive Director) together with Mr. Han Wen Sheng (executive Director) and Mr. Gu Hui Zhong (independent non-executive Director) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at www.hkexnews.hk and "www.csair.com".

Remuneration and Assessment Committee held 2 meetings in 2022, which were held according to its rules and procedures. The meetings reviewed the resolutions including the performance contract for senior management and remuneration realization, realization of annual remuneration of senior management. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meetings) Attended/Eligible to attend
Guo Wei (Chairman) (Appointed on 30 April 2021)	2/2
Han Wen Sheng	2/2
Gu Hui Zhong (Appointed on 30 April 2021)	2/2

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2022.

Nomination Committee

As at 31 December 2022, the Nomination Committee comprises three members and chaired by Mr. Gu Hui Zhong (independent non-executive Director) together with Mr. Ma Xu Lun (executive Director) and Mr. Liu Chang Le (independent non-executive Director) as members.

The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and senior management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and senior management; investigate and propose candidates for Directors and senior management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The selection procedures of Directors and senior management are (1) the Nomination Committee shall actively communicate with the relevant departments of the Company to research on the demand of the Company for new Directors and senior management and report the same in writing; (2) the Nomination Committee may extensively look for the candidates of Directors and senior management within the Company and its controlled (associated) companies as well as in the market; (3) to obtain information regarding the occupation, academic qualification, job title, detailed working experience and all the part-time positions of the initially proposed candidates and to report the same in writing; (4) to seek the nominees' acceptance on nomination, otherwise he or she shall not be put on the list of candidates of Directors and senior management; (5) to convene meetings of the Nomination Committee and to inspect the qualification of initially proposed candidates according to the job qualifications of Directors and senior management; (6) to make recommendations and submit relevant materials about the candidates of Directors and senior management to the Board one to two months prior to the election of new Directors and the appointment of new senior management; and (7) to conduct other follow-up work according to the decision and feedback of the Board. The criteria to be considered as reference by the Nomination Committee in assessing a proposed candidate include the required skills, knowledge and quality to perform the duties. Details of the criteria are set out in the Procedural Rules of the Board of Directors which has been published by the Company on the website of the Stock Exchange at "www.hkexnews.hk" on 8 November 2017. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Nomination Committee held 4 meetings in 2022, to nominate Mr. Wu Rong Xin as Chief Engineer and Deputy General Manager of the Company, Mr. Li Zhi Gang as Chief Engineer of the Company, Mr. Xie Bing as Chief Economist of the Company, Mr. Chen Wei Hua as Chief Legal Adviser and Secretary to the Board of the Company, Mr. Chen Wei Hua and Mr. Liu Wei as joint secretaries of the Company, Mr. Luo Lai Jun as candidates for Executive Director of the Company, and Mr. Cai Hong Ping as candidates for independent Non-executive Director of the Company. The Nomination Committee has performed all its obligations under their terms of reference in 2022. The attendance of each member of the Nomination Committee is as follows.

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Gu Hui Zhong (Chairman) (Appointed as Chairman on 30 April 2021)	4/4
Ma Xu Lun (Appointed on 30 April 2021)	4/4
Liu Chang Le (Appointed on 30 April 2021)	4/4

CORPORATE GOVERNANCE
REPORT

Aviation Safety Committee

The Aviation Safety Committee comprises three members and chaired by Mr. Ma Xu Lun (executive Director), together with Mr. Han Wen Sheng (executive Director) and Mr. Guo Wei (independent non-executive Director) as members.

The Aviation Safety Committee held 2 meetings in 2022, which was held according to its rules and procedures, and considered a report on the safety production and operation plan of the Company in 2021 and the first quarter of 2022, the safety production and operation plan of the Company in 2022 and the safety work report of the Company in mid-2022. The attendance of each member is as follows.

	(No. of meetings)
Members of Aviation Safety Committee	**Attended/Eligible to attend**
Ma Xu Lun (Chairman)	2/2
Han Wen Sheng (Appointed on 30 April 2021)	2/2
Guo Wei (Appointed on 30 April 2021)	2/2

Management

Responsibilities of the Management

The management of the Company is responsible for the daily production, operation and management of the Company according to the resolutions of the general meeting of shareholders and the Board. In strict accordance with the authorization of the general meeting of shareholders and the Board, it is diligent and responsible, and leads all employees to carry out specific operations. During the reporting period, the management put safety in the first place, continued to improve and dynamically manage the list of security subject responsibilities and post responsibilities, accelerated the construction of seven security systems, firmly adhered to the bottom line of safety, and comprehensively carried out the work of safety production and operation, reform and development of Party building.

Corporate Governance Functions

The Board is responsible for performing the corporate governance duties set out in the code provision A.2.1 of the Corporate Governance Code.

Model Code for Securities Transactions by Directors and Supervisors of Listed Issuers

Having made specific enquiries with all the Directors and Supervisors, they confirmed that they have complied with the Model Code for the year ended 31 December 2022. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditor of the Group in this annual report, which acknowledges the reporting responsibilities of the Group's auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company's external auditor, KPMG, are set out on pages 140 to 144 to auditor's report. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enables the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

Communications with Shareholders and Investors and Investor Relations

During the reporting period, the Company always focused on investors, constantly improved the construction of investor relations management system, adhered to the working principles of compliance, equality, initiative and honesty, continuously carried out investor relations management in an efficient and professional manner, and further strengthened effective communication and improved service quality.

The Company has adopted a "Shareholder Communications Policy" to encourage and maintain timely and effective communications with the Shareholders through the following means:

1. The Directors shall host the annual general meeting or extraordinary general meeting each year to meet with the Shareholders and answer their enquiries. The chairmen of the Board, Strategic and Investment Committee, Audit and Risk Management Committee, Remuneration and Assessment Committee, Nomination Committee and Aviation Safety Committee and the Company's auditors shall attend the annual general meeting or extraordinary general meeting to answer questions from the Shareholders. A separate resolution shall be proposed to be considered by the attending Shareholders in respect of each substantially separate issue, and voting on each resolution shall be conducted by way of a poll. The results of the poll which include the number of shares voted for and against each resolution shall be posted on the Stock Exchange's and the Company's websites on the same day of the meeting, respectively.

2. The Company shall update its Shareholders and the investors on the Company's latest business developments and financial performance through announcements, circulars as well as annual, interim and quarterly reports to be issued by the Company from time to time.

3. In accordance with regulatory requirements, combined with market focus, the Company held performance briefings on a regular and high-quality basis, and communicated with investors on hot issues such as corporate strategy, operation, finance and environment, society and governance through cloud video and online live broadcast during the reporting period. During the meetings, the cumulative number of viewers exceeded 230,000.

4. At the same time, through the smooth investor hotline, investor email, website column, "SSE E interactive platform", reception of visits and research, multi-platform and multi-channel positive interaction with investors, the Company further enhanced the capital market's attention to and understanding of the Company. The Company held and participated in more than 90 press conferences, strategy conferences and conference calls throughout the year, covering 189 institutions, more than 1,000 investors and analysts.

5. The Company continued to improve the two-way transmission mechanism of capital market information, actively promoted the Company's operation quality and efficiency and development results externally, timely gave feedback on capital market suggestions and opinions internally, assisted the management in making decisions on strategic layout and production and operation, and continuously improved the Company's intrinsic value.

6. Investors and the public may refer to the Company's website (www.csair.com) to understand and obtain details relating to the Company's governance structure, organizational structure, stock information, production statistics, announcements and circulars, etc. The detailed procedures are as follows:

    (1) Open the Home page of the Company's website and click "Investor Relations"
    (2) Click the content you want to read

For enquiries about shareholders' general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8611-2480, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Secretary to the Board by the above means.

The Board reviews the implementation and effectiveness of the above shareholder communication policy on an annual basis. For the year under review, the Board considers that the policy is adequate and effective for the following reasons: (a) the policy provides multiple channels of communication to meet the different preferences of shareholders or stakeholders, including the publication of updates on the Company's official website (such as financial results and reports, announcements and circulars), correspondence and email addresses for them to communicate in writing, and telephone number for them to communicate directly with each other in conversation and physical general meetings; (b) the Directors and the chairmen of Board Committee, the Company Secretary and/or other professional advisers (if any) attending the general meetings will be available to answer questions from Shareholders; and (c) designated officers of the Company will be responsible for responding promptly to enquiries or comments from Shareholders or stakeholders.

During the reporting period, the Company's active and effective investor relations management was recognized by investors and the capital market. The Company was awarded the "Best Practice of 2021 Annual Report Performance Briefing of Public Companies" by the China Association for Public Companies, and was selected as the "Excellent Case of 2022 Investor Briefing of Listed Companies and Investor Relations Management" by the Listed Companies Association of Guangdong, continuously improving its brand image and social influence.

In 2023, the Company will continue to standardize the management of investor relations, actively expand and innovate investor communication channels, promote the improvement of corporate governance and the quality of the Company, effectively safeguard the legitimate rights and interests of investors, and expect to gain trust and support from more investors.

Information Disclosure

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligations in accordance with the standards of "truth, accuracy, completeness, timeliness, fairness and effectiveness".

During the reporting period, regulators continued to improve regulatory systems, strengthened the supervision of information disclosure, and intensified oversight and punishment as a way to urge listed companies to continuously improve their quality. The Company continued to optimize and improve the construction of the listing compliance system and process, adjusted and optimized the listing compliance control methods, and improved the working mechanism and workflow; and focused on key listing compliance issues such as the quality of financial information, connected transactions, external guarantees, and the use of proceeds, and applied a variety of management tools to consistently improve the systematic, synergy, and forward-looking management of listing compliance.

In August 2022, the Company received a level-A information disclosure rating for the year 2021-2022 from the SSE. So far, the Company has obtained level-A information disclosure rating from the Shanghai Exchange Stock for eight consecutive years.

Amendments to the Articles of Association

A special resolution was passed by the Company on 30 June 2022 to adopt the amended Articles of Association for increase of the scope of operations, which became effective on the same date. For details, please refer to the circular of the Company dated 15 June 2022.

On 28 November 2022, pursuant to the authorization of the Company's 2021 second extraordinary general meeting and the 2019 annual general meeting, the results of the non-public offering and the results of the conversion of the A Share Convertible Bonds, the 9th session of the Board of the Company considered and unanimously approved the supplemental amendments to the relevant provisions of the Articles of Association by means of the signatures of the Directors became effective on the same day. For details, please refer to the announcement of the Company dated 28 November 2022.

Save as disclosed above, there were no material changes to the Articles of Association for the year ended December 31, 2022.

Company Secretary

On 22 September 2022, Mr. Xie Bing has resigned as Company Secretary of the Company and has ceased to be the authorized representative of the Company under Rule 3.05 of the Listing Rules of the Stock Exchange due to transfer of duties. Following the resignation of Mr. Xie Bing, Mr. Chen Wei Hua and Dr. Liu Wei were appointed as the joint company secretaries of the Company with effect from 22 September 2022. Mr. Chen Wei Hua was also appointed as the authorized representative of the Company with effect from 22 September 2022.

The Company has applied to the Stock Exchange and the Stock Exchange has granted a waiver from strict compliance with the requirements for company secretary under Rules 3.28 and 8.17 of the Listing Rules for a period of three years from the date of appointment of Mr. Chen Wei Hua as the joint company secretary.

For details, please refer to the announcement of the Company dated 22 September 2022. Please refer to the section headed "Profiles of Current Directors, Supervisors and Senior Management" in this report for the biographical details of Mr. Chen Wei Hua and Dr. Liu Wei. Mr. Chen Wei Hua and Dr. Liu Wei confirmed that they have received not less than 15 hours of relevant career training during the reporting period.

CORPORATE GOVERNANCE
REPORT

Dividend Policy

The Company's dividend distribution policy is as follows:

Principles of dividend distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the dividend distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such dividend distribution policy should maintain its continuity and stability.

Ways of dividend distribution by the Company: The Company may distribute dividends by way of cash, shares, a combination of cash and shares or in other reasonable manners in compliance with laws and administrative regulations.

Conditions and proportion of distribution of dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated distribution of dividend by way of cash for the last three years may not be less than 30% of the Company's average distributable profit for the last three years. The accumulated distribution of dividend by way of cash for the coming three years may not be less than 30% of the Company's average distributable profit for such three years.

Intervals for dividend distribution by the Company: Provided that the conditions of profit distribution are met and the Company's normal operation and sustainable development are ensured, the Company shall in principle distribute dividend on an annual basis, and interim dividend may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association.

Shareholders' Rights

As one of the measures to safeguard shareholders' interests and rights, separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual Directors, for shareholders' consideration and voting. All resolutions put forward at shareholders' meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the website of the Stock Exchange at "www.hkexnews.hk" and the website of the Company at "www.csair.com" after the relevant shareholders' meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company's issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in the Articles of Association for convening an extraordinary general meeting.

For putting forward any enquiry to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Board Office of the Company or via email as set out in the above section headed "Communications with Shareholders and Investors and Investors Relations".

Training for Directors, Supervisors and Senior Management

During the reporting period, the Company took the form of offline training to publicize the governance regulations of listed companies held by central enterprises, ESG regulatory requirements and other key content of Hong Kong listed companies to its Directors, Supervisors and senior management, and continued to pay attention to the latest filing requirements of the SASAC of the State Council, confusion of corporate personality and ESG regulation, so as to continuously enhance the compliance awareness of its Directors, Supervisors and senior management. The Company organized certain Directors, Supervisors and senior management to attend the lecture on governance norms of listed companies controlled by central enterprises given by Lv Hui, a lawyer, and senior partner of Beijing Dacheng Law Offices, LLP, including the key interpretation of the work plan to improve the quality of the listed companies controlled by central enterprises and trainings on identification and responsibility of confusion of corporate personality, and also organized the Directors, Supervisors and senior management to conduct compliance training on ESG regulatory requirements of Hong Kong listed companies, so as to promote them to continuously update their business knowledge and improve their performance skills.

ENVIRONMENTAL AND
SOCIAL RESPONSIBILITY

I. INFORMATION ON ENVIRONMENTAL PROTECTION

Whether an environmental protection-related mechanism is established or not	Yes
Funds invested in environmental protection during the reporting period (unit: RMB in ten thousands)	14,802

(I) *Information on Environmental Protection of Enterprises and Its Key Subsidiaries which were classified as Major Pollution Discharge Units Published by the Environmental Protection Authorities*

1. Information on Pollution Discharge

The Group always adheres to the concept of green development, earnestly fulfills responsibilities for environmental protection, and continuously improves the pollution prevention and control as well as the management of environmental protection. The Shenyang Base of the Engineering Technology Branch of the Company is classified as a major pollution discharge unit for soil environment of Shenyang, and Guangzhou Aircraft Maintenance Engineering Co., Ltd., a joint venture of the Company, is classified as a major pollution discharge unit for atmospheric environment of Guangzhou. The main pollutants are wastewater, exhaust gas and hazardous waste.

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited	Wastewater: COD, ammonia nitrogen, suspended solids, petroleum	Intermittent discharge	Wastewater: 1 main outlet	Wastewater: COD: 27mg/L ammonia nitrogen: 0.83mg/L suspended solids: 47.33mg/L petroleum: 1.25mg/L	Wastewater discharge standard is in accordance with the Integrated Sewage Discharge Standard of Liaoning Province (DB21/1627-2008)	/	/	No
	Exhaust gas: PM, VOCs, dust, nitrogen oxide, sulfur dioxide	Intermittent discharge	Exhaust gas: 15 exhaust gas outlets	/	Level 2 standard on new pollution source of the Integrated Emission Standards for Air Pollutants (GB16297-1996) was executed to handle the particulate matter in the exhaust gas; The Emission Standard of Volatile Organic Compounds for Industrial Surface Coating (DB21/3160-2019) was executed to handle the exhaust gas of surface coating	/	/	No
				Boiler exhaust vent: Dust 6.1 mg/m3 Sulfur dioxide <4mg/m3 Nitrogen oxides 110 mg/m3 Blackness of flue gas <1	Boiler exhaust gas implements "Boiler Air Pollutant Emission Standard" (GB13271-2014)	/	/	

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
	Hazardous waste	Intermittent discharge	5 temporary storage rooms for hazardous waste 4 underground storage tanks	/	The Standard for Pollution Control on the Storage and Disposal Site for General Industrial Solid Wastes (GB18599-2001) and its 2013 Revisions (Notice No.36 of 2013) were executed to handle solid waste; the relevant provisions of the Pollution Control Standards for Hazardous Waste Storage (GB18597-2001)and its Revisions (Notice No. 36 of the Ministry of Environmental Protection in 2013) were executed to handle hazardous waste; the relevant provisions of the Directory of National Hazardous Wastes were executed for the classification of industrial solid wastes.	900-404-06 waste organic solvent 122.89t 900-214-08 used mineral oil, wastes with oil content 20.37t 900-249-08 used mineral oil, wastes with mineral oil content 19.62t 900-999-49 other waste (with aviation chemicals) 0.25t 900-252-12 colorants and coating waste 0t 900-041-49 other waste 88.614t	Waste organic solvent 160t Used mineral oil, wastes with oil content 25t Used mineral oil, wastes with mineral oil content 30t 900-999-49 other waste (with aviation chemicals) 1t 900-252-12 colorants and coating waste 1t Other waste 135t	No
Guangzhou Aircraft Maintenance Engineering Co.,Ltd.	Exhaust gas	Intermittent discharge	6 exhaust vents in paint hangar	DA001: Benzene: NDmg/m³ (below the detection limit) Methylbenzene + Xylene: 0.1mg/m³ VOCs: 3.33mg/m³ PM: 5.5mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No
				DA002: Benzene: NDmg/m³ (below the detection limit) Methylbenzene + Xylene: 0.07mg/m³ VOCs: 1.75mg/m³ PM: 6.8mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No
				DA003: Benzene: NDmg/m³ (below the detection limit) Methylbenzene + Xylene: 0.08mg/m³ VOCs: 2.94mg/m³ PM: 7.1mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No
				DA004: Benzene: NDmg/m³ (below the detection limit) Methylbenzene + Xylene: 0.05mg/m³ VOCs: 1.62mg/m³ PM: 5.4mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No
				DA005: Benzene: NDmg/m³ (below the detection limit) Methylbenzene + Xylene: 0.1mg/m³ VOCs: 3.13mg/m³ PM: 6.2mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No

ENVIRONMENTAL AND
SOCIAL RESPONSIBILITY

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
				DA006: Benzene: NDmg/m³ (below the detection limit) Methylbenzene + Xylene: 0.08mg/m³ VOCs: 3.29mg/m³ PM: 6.2mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010	/	/	No
			1 exhaust vents in surface treatment workshop	Sulfuric acid mist: NDmg/m³ (below the detection limit) Mist of chromic acid: NDmg/m³ (below the detection limit) Nitrogen oxides: NDmg/m³ (below the detection limit)	Electroplating Pollutant Discharge Standard GB 21900-2008	/	/	No
	Wastewater	Intermittent discharge	1 pretreatment outlet in sewage treatment station	Hexavalent chromium: 0.007mg/L T-Cr: 0.012mg/L	Emission Limits of Water Pollutants DB44/26-2001	/	/	No

During the reporting period, the discharge of pollutants of the Company was in compliance with the relevant national discharge standards, and there were no violations of laws and regulations in respect of environmental protection, no major environmental pollution accidents, or any severe or major damages to the ecological environment, nor was there any general environmental pollution accidents or ecological damage events.

2. Construction and Operation of Facilities to Prevent Pollution

The construction and operation of the Group's "three wastes" pollution control facilities were strictly implemented in accordance with the regulatory requirements of the competent ecological environment department and the "three simultaneous" of environmental protection. The pollution control facilities and production facilities operated simultaneously. Domestic wastewater was discharged to a sewage treatment plant for treatment. Production waste gas was discharged in strict accordance with the emission permit. Hazardous waste was collected and temporarily stored in hazardous waste temporary storage storerooms and organic waste liquid storage tanks, and entrusted qualified enterprises/institutions to transfer and disposal on a regular basis. The Group strictly followed various standards and complied with relevant environmental protection requirements.

3. Environmental Impact Assessment and Other Administrative Permission for Environmental Protection

The construction projects of Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co. Ltd. conducted environmental impact appraisal and inspection according to requirements of environment protection laws and regulations, and obtained and strictly complied with the content of the pollutant discharge permit.

4. Emergency Plans for Environmental Contingencies

The Group actively established and improved emergency plans for environmental contingencies, and promoted to establish special management plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies gradually. The Shenyang Base of the Engineering Technology Branch of the Company has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2021, and completed the filing on 22 June 2021. Guangzhou Aircraft Maintenance Engineering Co., Ltd. has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2022, and completed the filing on 14 September 2022. On 30 September 2022, the Group released Special Emergency Plans for Environmental Contingencies.

5. Environment Self-monitoring Solutions

In accordance with relevant requirements of the measures for self-monitoring and information disclosure by enterprises subject to intensive monitoring and control of the state, the Group established and improved a pollution source monitoring and information disclosure system, formulated annual pollutant self-monitoring plans, and entrusted third-party companies with environmental monitoring qualifications to regularly monitor pollutants. During the reporting period, as monitored by the third-party company, the Company's discharge of major pollutants achieved up-to-standard. The Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. have formulated the pollutant self-monitoring plans in accordance with relevant technology standards and requirements of pollutant discharge permits, and regularly conducted on-site monitoring according to the plans.

(II) *Information that is Conducive to Protecting Ecology, Preventing Pollution, and Fulfilling Environmental Responsibilities*

During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel, and reduced environmental pollution by use of market mechanism.

1. Green Flight

During the reporting period, the Company continued to promote fuel saving, with focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units (APU) with bridge-mounted equipment, and made progress in fuel saving，with a total fuel saving of 97,900 tons (excluding APU replaced). The Company pressed ahead meal-saving activities themed by "Green Flight" to encourage passengers to dine according to needs and cancel meals on voluntary basis.

2. Research on "Carbon Peak and Carbon Neutrality"

During the reporting period, the Company carried out research on "carbon peak and carbon neutrality", studied and determined the time, technical path and route of CSA to achieve carbon peak, and checked ground carbon to get a clear picture of its emissions, and developed energy-saving and emission-reduction projects and managed carbon assets in a timely manner.

3. Reduced Impact of Carbon Emission on Climate Change by Market Mechanism

The Company has been supporting and actively participating in Chinese government's various work regarding the market mechanism of carbon trading. During the reporting period, according to the requirements of CAAC, the Company fully fulfilled its performance for 2021 under the European Union carbon trading scheme in April 2022, and completed the carbon dioxide emission reporting and verification for 2021 of the Guangdong carbon trading scheme in May 2022. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2021 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

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Operating Results

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Financial Report

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

4. Established and Improved Information System of Environmental Protection and Management

During the reporting period, the Company continued the building of an information management system of environmental protection to realize online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures.

5. Established and Improved the Emergency Management System for Environmental Contingencies

During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies, and carried out internal publicity and implement training.

6. Developed Passenger Carbon Account and Improved the Passenger Flight Carbon Calculator

During the reporting period, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, use of electronic check-in and use of E-ticket, and upgraded the passenger flight carbon calculator, and made preparations for developments in the elimination of flight carbon emissions by passengers voluntarily and the study on the elimination of service procurement.

7. Fully Promoted the Work of Plastic Pollution Control

During the reporting period, the Company implemented the overall plan for the treatment of plastic pollution, improved the replacement standards for disposable non-degradable plastic products, published and implemented CSAH's Management Standards for Prohibition and Restriction on Disposable Plastic Products (4th Edition), strictly implemented the standards of management and control in the production and procurement links, and carried out separate recycling and disposal. The Company has worked on innovation and research to build the CSA Building headquarters as a model.

8. Carried Out Noise Pollution Prevention and Control

During the reporting period, in accordance with the Law of the People's Republic of China on the Prevention and Control of Noise Pollution, which came into effect in June 2022, the Company formulated a plan for noise reduction of aircraft take-off and landing.

(III) *Measures Taken to Reduce Carbon Emissions during the Reporting Period and Results*

Whether to take carbon reduction measures	Yes
Reduction of carbon dioxide equivalent emissions (unit: tonne)	256,500
Type of carbon reduction measures (such as using clean energy to generate electricity, using carbon reduction technologies in the production process, developing and producing new products that contribute to carbon reduction, etc.)	During the reporting period, the Company continued the refined jet fuel management. We deeply advanced special fuel saving projects such as single-engine sliding, fuel-efficient launching, and flap height retracting. We continued to use temporary routes, increase cruise altitude, reduce the remaining fuel at landing, and improve the accuracy of traffic load reporting. During the reporting period, the fuel consumption per ton-kilometer was 2.77 tonnes/10,000-ton-kilometer, indicating the fine management of jet fuel was effective. We pressed ahead the blue sky protection campaign, carried forward the "petroleum-to-electricity" transformation for ground vehicles, and introduced new-energy field vehicles at the proportion set by regulatory requirements. We ensured that the aircraft used bridge-mounted air conditioners and bridge mounted power supplies instead of Auxiliary Power Units, and reduced carbon emissions caused by the consumption of aviation kerosene, diesel and gasoline. We conducted research on the timetable, roadmap and approach to achieve "carbon peak and carbon neutrality" goals, and studied and determined the time, technical path and route of CSA to achieve carbon peak, and checked ground carbon to find out its emissions.

II. COMPANY'S WORK AS TO SOCIAL RESPONSIBILITY

External donations and public welfare projects	Quantity/ content	Details
Total investment (RMB in ten thousands)	40	CSA is very concerned about Foundation's external donation projects
Including: Funds (RMB in ten thousands)	40	The Road Reconstruction Project in Baoshanju, Dingbao Town, Xinyi City, Guangdong, and the 14th "Love Knows No Borders" Project.
Number of people benefited (person)	150	The Rural Revitalization Project in Dingbao Town, Xinyi City, Guangdong and Love Knows No Borders Project.

We actively fulfilled corporate social responsibility, actively implemented national strategies, built a high-quality Beijing hub, enhanced the market control in the Greater Bay Area, and deeply built the CSA ecosystem. We made continuous efforts to deepen the poverty alleviation model with CSA's characteristics, completed the management mechanism of assistance, and enhanced the abilities of the cadres who undertook the assistance work. CSA undertook the assistance task of assisting 2 designated assistance counties and 30 targeted poverty alleviation villages. CSA selected 69 temporary assistance cadres to be responsible for the assistance work, directly investing RMB74.2145 million with assistance funds, demonstrating that "rural revitalization is the responsibility of CSA". In 2022, saved 2.431 million meals by encouraging passengers to dine according to their needs. Since the launch of the activities, cumulative meals saved exceeded 7.351 million, effectively increasing passengers' awareness of fighting against, even eliminating food waste on board. The Company was awarded the "Environmental Airline of the Year (年度環保航空公司)" for two consecutive years.

ENVIRONMENTAL AND
SOCIAL RESPONSIBILITY

We upheld the "Affinity and Refinement" service and continued to promote innovation in products and services, making every effort to create six service cards to meet passengers' demands for comfortable travel. We launched a product with no fees for return or change, and we made bundling sales of air tickets and insurance products with promotional prices for the first time. We provided special service counters and channels for domestic and international passengers, built a coordination center of special services for passengers, and expanded one-stop service (i.e. application-approval-ticket issuance) for special services, achieving 24x7 service, 100% response rate and response within 5 hours. For first-time passengers, CSA's App initiated a function with first-time flying guidance. Meanwhile, CSA'S website was revised to better serve the old and improve accessibility, which provides special services such as reading the content, voice broadcast and font enlargement, so that special groups can experience CSA's heart-warming services.

III. CONSOLIDATE AND EXPAND THE PROGRESS IN POVERTY ALLEVIATION AND FURTHER REVITALIZE THE COUNTRYSIDE

Poverty alleviation and rural revitalization projects	Quantity/ content	Details
Total investment (RMB in ten thousands)	7,421.45	Funds for consumption assistance
Including: Funds (RMB in ten thousands)	1,416.45	Funds for consumption assistance
Cash converted from materials (RMB in ten thousands)	6,005	We purchased clothing from four clothing suppliers in Poverty-alleviation Industrial Park in Moyu County, Xinjiang and Weitai Mingzhu Company in Pishan County, Xinjiang.
Number of people benefited (person)	16,852	5 rural revitalization projects in Pishan County, Xinjiang, benefiting 10,313 people; A demonstration village construction project in Sulagong Village, Yining City, Xinjiang, benefiting 6,389 people; The project of China Southern Airlines Pearl Teaching Building at No. 4 Junior High School at Guma Town, Pishan County, Xinjiang, benefiting 150 people.
Forms of poverty alleviation (industrial poverty alleviation, employment poverty alleviation, educational poverty alleviation, etc.)	Educational poverty alleviation	China Southern Airlines Pearl Teaching Building at No. 4 Junior High School at Guma Town, Pishan County, Xinjiang
	Industrial poverty alleviation	Sweet Potato Planting Project in Pixina Township, Pishan County, Xinjiang
	Organizational poverty alleviation	A Family consisting of Party Members Project at Pixina Town and Bashilangan Town, Pishan County, Xinjiang CSA's Model Village Construction Project at Pixina Town and Bashilangan Town, Pishan County, Xinjiang Rural Revitalization and Model Village Project at Suragong Village, Panjin Town, Yining City, Xinjiang
	Consolidation of "two assurances and three guarantees" Project	Roadway Lighting Project at Pixina Town, Pishan County, Xinjiang

2022 was a year for deepening the consolidation and expansion of the effective connection between the achievements of poverty alleviation and rural revitalization. During the reporting period, the Group continued to optimize the organization and leadership, improved the work ideas and plans, and continued to promote the implementation of the projects invested before. The Group promoted the solid implementation of the assistance tasks of this year in an orderly manner, further demonstrating that "rural revitalization, is the responsibility of CSA".

(I) Strengthened Organizational Leadership and Ensured the Implementation of Assistance Responsibilities

According to the requirements of superiors and in light of the actual situation of the Group's assistance work, we have formulated the "2022 Fixed-point Assistance Work Plan", which clarifies the key tasks for the year. We timely carried out the annual rotation of cadres. At present, there are 44 members in our "Fanghuiju (訪惠聚)" village-based team.

(II) Multi-dimensional Assistance Project Has Begun to Bear Fruit, and Many Parties Have Worked Together to Create an Atmosphere

During the reporting period, we continued to promote the implementation of the assistance projects to achieve results and generate benefits, and continued to increase investment in education. We built the China Southern Airlines Pearl Teaching Building in Pishan County, and actively organized professional trainings for a total of 600 people in breeding, planting, construction, and beauty salons. The Group continued the investment promotion, and introduced 6 enterprises in segment of technology, footwear, petrochemical, cultural media and others to assisted area, driving a total investment of RMB350 million.

About Us

Operating Results

Corporate Governance

Financial Report

IMPORTANT *MATTERS*

I. PERFORMANCE OF UNDERTAKING

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
Undertaking related to share reform	Other	CSAH	Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.	Long-term	Yes
Other undertaking	Other	CSAH	CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.	Long-term	Yes
Other undertaking	Other	CSAH	The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is an enterprise group finance company duly incorporated under the "Administrative Measures for Enterprise Group Finance Companies" and other relevant laws and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company's deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.	Long-term	Yes

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
Other undertaking	Resolving defects in land and other properties	CSAH	In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various objective reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (《關於南航食品公司及培訓中心房產辦證工作的承諾函》) from CSAH, the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m.. The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) in the case that the application of the title certificate for related property is allowed due to subsequent policy changes, all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.	Long-term	Yes

IMPORTANT
MATTERS

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
Other undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with a total area of 181,350.42 square meters) and 342 properties (with a total area of 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not been completed to change the title to the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.	Long-term	Yes

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any
Other undertaking	Other	CSAH	On 28 December 2021, the Company received an undertaking letter in relation to no reduction or intention to reduction of shares of the Company from CSAH, being the controlling shareholder of the Company. Details of which are set out as follows: 1. From six months prior to the date of Non-public Issuance first reviewed by the Board of the Company (being 29 October 2021) to the issuance date of this undertaking letter, the CSAH, Nan Lung and its wholly-owned subsidiary, Perfect Lines (Hong Kong) Limited (three companies collectively referred to as "the CSAH and parties acting in concert") have not disposed or otherwise reduced any shares of China Southern Airlines. 2. From the issuance date of this undertaking letter to within six months after the completion of the Non-public Issuance by China Southern Airlines, the CSAH and parties acting in concert will not dispose or otherwise reduce any shares of China Southern Airlines. There are also no plans of reducing China Southern Airlines' shares. 3. No breach of Article 44 of the Securities Law of the PRC by the Company and parties acting in concert. If any, the proceeds from the reduction of shares held by the CSAH and parties acting in concert will be owned by China Southern Airlines. 4. The undertaking letter is binding on the CSAH and parties acting in concert from the date of signing, if the CSAH and parties acting in concert breach the undertaking above and reduce their shareholding, all proceeds from the reduction of shares will be owned by China Southern Airlines. The CSAH and parties acting in concert should undertake the corresponding legal liability incurred.	Within six months upon the completion of the Company's 2021 Non-public Issuance	Yes
Other undertaking	Resolving defects in land and other properties	The Company	The Company issued an undertaking to General Aviation Limited in August 2022 that the Company has injected the relevant assets and liabilities into General Aviation Limited on 1 July 2016 and General Aviation Limited has received all the assets and actually owned, controlled and used. In the event that any third party claims rights against General Aviation Limited due to defective property rights or General Aviation Limited suffers losses due to defective property rights affecting the normal business operations of General Aviation Limited, such losses shall be borne by the Company and the contributed assets may be replaced in an appropriate manner if necessary.	Long-term	Yes

IMPORTANT
MATTERS

II. UTILIZATION OF THE NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS CONNECTED PERSONS DURING THE REPORTING PERIOD

During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

III. GUARANTEES IN VIOLATION

During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IV. APPOINTMENT AND DISMISSAL OF AUDITORS

At the 2021 Annual General Meeting held on 30 June 2022, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2022 and appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2022, and authorized the Board of Directors of the company to determine the remuneration according to the specific work conditions.

V. BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

VI. MATERIAL LITIGATIONS AND ARBITRATIONS

During the reporting period, the Company was not involved in any material litigation or arbitration.

VII. SUSPECTED VIOLATION OF LAWS AND REGULATIONS OF, PENALTY ON AND RECTIFICATION ON THE LISTED COMPANIES, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS AND THEIR DE FACTO CONTROLLERS

During the reporting period, the Company did not have the above situation.

VIII. Financial Business Between the Company and Its Related Financial Company, and Between Financial Company Controlled by the Company and Related Parties

1. Deposits Business

Unit: RMB million

Related party	Related party relationship	The maximum daily deposit limit	Deposit interest rate range	Balance at the beginning of the period	Amount incurred during the period: Total amount deposited during the current period	Amount incurred during the period: Total amount withdrawn during the current period	Balance at the end of the period
Finance Company	All subsidiaries of CSAH	16,000	0.3%-1.95%	12,621	403,145	401,648	14,118
Total	/	/	/	12,621	403,145	401,648	14,118

Notes 1. The deposit interest rate range does not include small foreign currency deposits.

2. The opening and closing balance, deposit and withdrawal amount include the deposit principal and interest.

2. Loan Business

Unit: RMB million

Related party	Related party relationship	Loan limit	Loan interest rate range	Balance at the beginning of the period	Amount incurred during the period: Total loans during the current period	Amount incurred during the period: Total repayment during the current period	Balance at the end of the period
Finance Company	All subsidiaries of CSAH	16,000	3%-3.3%	3,018	15,966	12,621	6,363
Total	/	/	/	3,018	15,966	12,621	6,363

Notes: 1. The loan amount of RMB16,000,000,000 is the annual cap of the maximum outstanding loan amount (including its accrued interest) provided by Finance Company to the Group.

2. The opening and closing balance, loan and repayment amount include loan principal and interest.

IMPORTANT
MATTERS

3. Credit Business and Other Financial Business

Unit: RMB million

Related party	Related party relationship	Type of business	Total amount	Amount incurred
Finance Company	Under the same controlling shareholder	Commission charges	5	3

IX. MAJOR CONTRACTS AND THEIR PERFORMANCE

Trust, *Sub-contracting and Lease*

During the reporting period, the Company did not enter into any trust or sub-contracting arrangement.

Please refer to the sections headed "Summary of Fleet Data" in "Principal Accounting Information and Financial Indicators" and "Connected Transactions Related to Daily Operation" in"Important Matters" for matters related to the Company's lease transactions during the reporting period.

RELATED INFORMATION
OF BONDS

I. ENTERPRISE BOND, CORPORATE BOND AND NON-FINANCIAL CORPORATE DEBT FINANCING INSTRUMENTS

(I) *Enterprise Bond*

Nil

(II) *Corporate Bond*

1. Basic Information of Corporate Bonds

Unit: RMB million

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Arrangement to ensure the suitability of investors (if any)	Trading mechanism	Whether there is a risk of termination of the listing
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	20 Xiamen Airlines 01	163273	2020/3/12	2020/3/16	2023/3/16	1,000	2.95	Pay interests once a year, pay back principal plus interests when due	SSE	Bonds traded for qualified investors	Bidding, quotation, inquiry and agreement trading	No

RELATED INFORMATION
OF BONDS

2. Use of Proceeds as at the End of the Reporting Period

Unit: RMB million

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	The operating of the special account for the proceeds (if any)	The rectification of illegal use of proceeds (if any)	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	1,000	1,000	0	The Company has set up a special account for the proceeds at Xiamen Branch of China Construction Bank Corporation in accordance with the Tripartite Custody Agreement on the Proceeds of 2020 Corporate Bonds Publicly offered of Xiamen Airlines Company Limited (the First Tranche). The Company shall manage the special account in strict accordance with the provisions in the Offering Document. The inflow and use of the proceeds of "20 Xiamen Airlines 01" are all carried out in the special account for the proceeds. The funds shall be raised in strict accordance with the relevant procedures of the Tripartite Custody Agreement on the Proceeds of 2020 Corporate Bonds Publicly offered of Xiamen Airlines Company Limited (the First Tranche).	Not applicable	Yes

Repayment of principal and payment of interest was completed for "19 China Southern Airlines 01" and "19 China Southern Airlines 02 "on 22 February, 2022 and 17 May, 2022, respectively, and such bonds were delisted. Therefore, there was no ongoing rating for general corporate bonds in 2022.

On 24 June, 2022, China Lianhe Credit Rating Co., Ltd (聯合資信評估股份有限公司) conducted ongoing credit ratings for the main body of Xiamen Airlines and "19 Xiamen Airlines 01" and "20 Xiamen Airlines 01" issued by Xiamen Airlines. The results show that the long-term credit rating of the main body of Xiamen Airlines is AAA, and the long-term credit ratings of "19 Xiamen Airlines 01" and "20 Xiamen Airlines 01" issued by Xiamen Airlines are AAA, with a stable outlook.

3. During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

Corporate bonds of the Company are unsecured bonds. During the reporting period, debt repayment plan and other debt repayment protection measures were implemented in accordance with the provisions and commitments in the prospectus.

(III) *Non-financial Corporate Debt Financing Instruments in the Interbank Bond Market*

1. Basic information of non-financial corporate debt financing instruments

Unit: RMB million

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The twelfth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP012	012281901	2022/05/24	2022/05/25	2023/2/17	1,000.00	2.00%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The thirteenth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP013	012283736	2022/10/26	2022/10/27	2023/5/25	2,000.00	1.77%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The fourteenth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP014	012283742	2022/10/26	2022/10/27	2023/5/25	1,000.00	1.77%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The fifteenth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP015	012284090	2022/11/25	2022/11/28	2023/5/26	3,000.00	2.63%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The sixteenth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP016	012284088	2022/11/25	2022/11/28	2023/8/25	1,500.00	2.70%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The seventeenth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP017	012284119	2022/11/29	2022/11/30	2023/2/28	1,000.00	2.17%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No

About Us

Operating Results

Corporate Governance

Financial Report

RELATED INFORMATION
OF BONDS

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The eighteenth tranche of Ultrashort-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP018	012284454	2022/12/27	2022/12/28	2023/3/28	3,000.00	2.85%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN001	102000113	2020/2/12	2020/2/13	2023/2/13	1,000.00	3.12%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN002	102000199	2020/2/26	2020/2/27	2023/2/27	1,000.00	3.05%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN003	102000238	2020/3/3	2020/3/5	2023/3/5	1,000.00	3.00%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN004	102000239	2020/3/3	2020/3/5	2023/3/5	1,000.00	3.00%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The fifth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN005	102000240	2020/3/3	2020/3/5	2025/3/5	1,000.00	3.28%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The sixth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN006	102000280	2020/3/5	2020/3/9	2023/3/9	1,000.00	3.00%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The seventh tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN007	102000859	2020/4/23	2020/4/26	2023/4/26	1,000.00	2.44%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The eighth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN008	102000858	2020/4/23	2020/4/27	2023/4/27	500.00	2.44%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The ninth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN009	102000888	2020/4/27	2020/4/28	2023/4/28	500.00	2.44%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN001	102101342	2021/7/19	2021/7/21	2024/7/21	1,000.00	3.17%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The second tranche of medium- term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN002	102101975	2021/9/26	2021/9/28	2024/9/28	3,000.00	3.09%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No

RELATED INFORMATION
OF BONDS

Name of bonds	Abbreviation	Code	Issuance date	Interest date	Maturity date	Nominal value of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN003	102103046	2021/11/18	2021/11/22	2024/11/22	3,500.00	3.20%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN004	102103343	2021/12/27	2021/12/28	2024/12/28	1,500.00	2.90%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN001	102280279	2022/2/16	2022/2/17	2025/2/17	1,300.00	2. 73%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN002	102280597	2022/3/22	2022/3/23	2025/3/23	1,000.00	2.95%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN003	102281130	2022/5/25	2022/5/26	2025/5/26	1,500.00	2.69%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No
The first tranche of green medium-term notes of Xiamen Airlines Company Limited in 2022	22 Xiamen Airlines MTN001 (Green)	102280538	2022/3/15	2022/3/16	2025/3/16	100.00	3.00%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click- order transaction approach	No

2. Use of Proceeds as at the End of the Reporting Period

Unit: RMB million

Name of bonds	Gross proceeds raised	Utilised amount	Unutilised amount	Whether it is consistent with the use, use plan and other provisions promised in the prospectus
22 China Southern Airlines SCP001	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP002	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP003	2,250.00	2,250.00	0	Yes
22 China Southern Airlines SCP004	2,200.00	2,200.00	0	Yes
22 China Southern Airlines SCP005	2,250.00	2,250.00	0	Yes
22 China Southern Airlines SCP006	1,500.00	1,500.00	0	Yes
22 China Southern Airlines SCP007	1,500.00	1,500.00	0	Yes
22 China Southern Airlines SCP008	300.00	300.00	0	Yes
22 China Southern Airlines SCP009	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP010	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP011	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP012	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP013	2,000.00	2,000.00	0	Yes
22 China Southern Airlines SCP014	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP015	3,000.00	3,000.00	0	Yes
22 China Southern Airlines SCP016	1,500.00	1,500.00	0	Yes
22 China Southern Airlines SCP017	1,000.00	1,000.00	0	Yes
22 China Southern Airlines SCP018	3,000.00	3,000.00	0	Yes
22 China Southern Airlines MTN001	1,300.00	1,300.00	0	Yes
22 China Southern Airlines MTN002	1,000.00	1,000.00	0	Yes
22 China Southern Airlines MTN003	1,500.00	1,500.00	0	Yes
22 Xiamen Airlines MTN001 (Green)	100.00	100.00	0	Yes

3. During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

All the non-financial corporate debt financing instruments issued by the Company are unsecured. During the reporting period, the debt repayment plan and other debt repayment protection measures for the non-financial corporate debt financing instruments are implemented in accordance with the provisions and commitments in the prospectus.

All the non-financial corporate debt financing instruments issued by Xiamen Airlines are unsecured. During the reporting period, the debt repayment plan and other debt repayment protection measures for the non-financial corporate debt financing instruments are implemented in accordance with the provisions and commitments in the prospectus.

RELATED INFORMATION
OF BONDS

II. CORPORATE CONVERTIBLE BONDS

(I) Issuance of Convertible Bonds

On 14 May 2020, the thirteenth meeting of the eighth session of Board of the Company was held, at which the resolution on the satisfaction by the Company of the conditions of the public issuance of A Share Convertible Bonds, and the resolutions on the specific plan, preliminary proposal and feasibility report were passed. On 30 June 2020, 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares were held, at which the relevant resolutions on the public issuance of A Share Convertible Bonds were considered and approved.

On 21 September 2020, the Company received the "Approval of China Southern Airlines Company Limited's Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (《關於核准中國南方航空股份有限公司公開發行可轉換公司債券的批復》(證監許可[2020]2264號))" issued by the CSRC. On 15 October 2020, the Company publicly issued 160 million A Share Convertible Bonds with nominal value of RMB100 each, representing a total amount of RMB16 billion. On 21 October 2020, the Company received the proceeds from public issuance of A Share Convertible Bonds and deposited them in the special account for the proceeds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE on 3 November 2020 with the bond abbreviation of "Nanhang Convertible Bonds (南航轉債)" and the bond code of 110075.

(II) Holders and Guarantors of Convertible Bonds During the Reporting Period

Name of corporate convertible bonds	2020 Corporate Convertible Bonds of China Southern Airlines Company Limited
Numbers of holders of convertible bonds at the end of the period	26,457
Guarantor of the convertible bonds of the Company	Nil

(III) Changes in Convertible Bonds during the Reporting Period

Unit: RMB

Name of the corporate convertible bonds	Prior to current change	Increase/decrease in the current changes			After current changes
		Converted	Redeemed	Resold	
2020 Corporate Convertible Bonds of China Southern Airlines Company Limited	5,896,593,000.00	192,000.00	–	–	5,896,401,000. 00

Cumulative Number of Shares Converted During the Reporting Period

Name of the corporate convertible bonds	2020 Corporate Convertible Bonds of China Southern Airlines Company Limited
Nominal value of convertible bonds converted during the reporting period (RMB)	192,000.00
Number of shares converted during the reporting period (shares)	30,795
Aggregated number of shares converted (shares)	1,619,166,428
Aggregated number of shares converted per the total number of shares issued by the Company before conversion (%)	10.56
Nominal value of outstanding convertible bonds (RMB)	5,896,401,000. 00
Outstanding convertible bonds per the total number of convertible bonds issued (%)	36.85

(IV) Information on the Company's Liability and Credit Changes As Well As the Cash Arrangement for the Future Annual Debt Repayment

Pursuant to the relevant provisions of the Administrative Measures for the Issuance of Securities by Listed Companies, the Administrative Measures for Issuance and Trading of Corporate Bonds and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange issued by CSRC, during the reporting period, the Company entrusted a credit rating agency China Lianhe Credit Rating Co., Ltd (聯合資信評估股份有限公司) to conduct credit rating for the Nanhang Convertible Bonds issued by the Company in October 2020. China Lianhe Credit Rating Co., Ltd issued the 2022 Follow-up Rating Report for Convertible Bonds of China Southern Airlines Company Limited (《中國南方航空股份有限公司可轉換公司債券2022年跟蹤評級報告》). The rating results are as follows: it maintained the AAA long-term credit rating of the main body of the Company, maintained the credit rating of AAA of Nanhang Convertible Bonds with stable outlook. The Company's operations are stable in all aspects with reasonable asset structure, and the liabilities situation has not changed significantly, and the credit status is good. The Company's cash sources for debt repayment in the coming years mainly include cash inflows from income from the normal business operations of the Company.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board is responsible for maintaining a robust and effective risk management and internal monitoring system, evaluating its effectiveness, and safeguarding the shareholders' investment and the Company's assets. The risk management and internal monitoring systems established by the Company are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance.

The Board has established procedures to identify, assess and manage significant risks to the Company, including updating risk management and internal monitoring systems when the business environments or regulatory guidelines are changed. The Board has reviewed the Company's risk management and internal monitoring systems for the fiscal year ended December 31, 2022 and is satisfied with their effectiveness.

I. Internal control responsibility statement and internal control system construction

The Board shall be responsible for the establishment and implementation of a sound and effective internal control system and the evaluation of its effectiveness, and truthfully disclosing the internal control evaluation report. The objectives of the internal control of the Company are to reasonably ensure its operation and management are in compliance with laws and regulations, assets safety, the truthfulness and completeness of financial reports and relevant information, to improve operation efficiency and effects, and to facilitate the Company to achieve its development strategic targets. Due to its inherent limitations, internal control can only provide reasonable assurance regarding the achievement of the above objectives.

The Board has made a self-evaluation of the effectiveness of the Company's internal control in accordance with the Basic Norms for Enterprise Internal Control and its accompanying guidelines, and believes that as of December 31, 2022 (the benchmark date of the assessment report on internal control), the Company had effective internal control, there were no significant and important defects in internal control related to financial reporting, and no significant and important defects in non-financial reporting related internal control were found.

II. DESCRIPTION OF AUDIT REPORT ON INTERNAL CONTROL

KPMG Huazhen LLP has issued relevant audit opinions in accordance with the Guidelines for the Evaluation of Internal Control of Enterprises and the Practice Standards of Chinese Certified Public Accountants. For details, please refer to the website of the Shanghai Stock Exchange.

III. Exercise of internal control evaluation

1. Internal control organization structure

The Company adopts the decentralized management of internal control, and has set out the linear management structure composed of the Board, Audit and Risk Management Committee, Managers, Internal Control Team, and business units and departments, which is shown as follows:



The Board is responsible for reviewing and approving the final achievements, and submitting annual statement on risk management and internal control systems. Audit and Risk Management Committee is responsible for reviewing the internal control of the Company, supervising the effective implementation of internal control and self-evaluation of internal control, evaluating the effectiveness of internal control, urging the rectification of internal control defects, coordinating internal control audit and other related matters, etc. Managers are responsible for organizing and leading the daily operation of internal control of the Company. The Internal Control Team is responsible for the specific organization and implementation of the items. All business units and departments are responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

RISK MANAGEMENT AND
INTERNAL CONTROLS

2. Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission ("COSO"), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirement of U.S. Sarbanes – Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines and the Hong Kong Listing Rules in 2016. In order to further enhance the quality of internal control, the Company employed a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and all of its branches (subsidiaries), bases and extending to professional companies and joint ventures.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and analyze the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine areas with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to Managers and the Audit and Risk Management Committee without delay.

3. Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements in the Shanghai Stock Exchange, the Stock Exchange and the New York Stock Exchange. Secondly, the evaluation covers most organization, relates to full processes and has a complete set of basic data.

IV. Summary of Risk Management and Internal Control

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit and Risk Management Committee. The Audit and Risk Management Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Group has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of inside information in accordance with a number of inside information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit and Risk Management Committee held 7 meetings in 2022, where the risk management and internal control systems of the Group were reviewed. As of 31 December 2022, the Board has conducted through the Audit and Risk Management Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.





INDEPENDENT
AUDITOR'S REPORT



Independent auditor's report to the shareholders of
China Southern Airlines Company Limited
(incorporated in the People's Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Southern Airlines Company Limited ("the Company") and its subsidiaries ("the Group") set out on pages 145 to 256, which comprise the consolidated statement of financial position as at 31 December 2022, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs") issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) ("IESBA Code") together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People's Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of recognition of deferred tax assets associated with tax losses

Refer to note 2(y), note 3(c), note 16 and note 29 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit
The Group reported deferred tax assets associated with tax losses in the amount of RMB7,960 million as of 31 December 2022. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The Group's forecast of future taxable profits used in the recognition of deferred tax assets associated with tax losses includes assumptions on traffic revenue growth rates and related operating costs growth rates ("forecasted growth rates"). We identified the assessment of recognition of deferred tax assets associated with tax losses as a key audit matter. The forecast of future taxable profits involved a high degree of subjectivity and auditor judgment to evaluate the assumptions on the forecasted growth rates. The forecasted growth rates are challenging to test as minor changes to those assumptions would have a significant effect on the Group's assessment of recognition of deferred tax assets.	The primary procedures we performed to address this key audit matter included the following. • We evaluated the design and tested the operating effectiveness of certain internal controls over the Group's process in assessing the recognition of deferred tax assets. This included controls related to the development of forecasted growth rates used in the forecast of future taxable profits; • We assessed the reasonableness of forecasted growth rates adopted in the Group's forecast of future taxable profits by comparing them with internally and externally derived data including the Group's future operation plans and industry data; • We evaluated the Group's ability to accurately forecast by comparing the Group's historical forecasted growth rates to the actual results; and • We performed sensitivity analysis over the forecasted growth rates assumptions to assess their impact on the assessment of recognition of deferred tax assets associated with tax losses.

INDEPENDENT AUDITOR'S REPORT

Key audit matters (continued)

Assessment of value in use of aircraft and related equipment

Refer to note 2(i), note 2(k), note 2(l)(iii), note 3(a), note 19 and note 21 to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit
The Group reported aircraft and related equipment in the amount of RMB192,737 million as of 31 December 2022. At the end of each reporting period, if any indication of impairment exists, the Group estimates the recoverable amount of an asset, or a cash-generating unit, at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. Such assessment results in the Group recognising RMB449 million of impairment loss on aircraft and related equipment for the year ended 31 December 2022. The key assumptions underlying the Group's estimated value in use include traffic revenue growth rates, related operating costs growth rates ("forecasted growth rates") and discount rates. We identified the assessment of value in use of aircraft and related equipment as a key audit matter because the estimate of value in use of aircraft and related equipment involved a high degree of subjectivity and judgment in evaluating the Group's assumptions of forecasted growth rates and discount rates, and value in use of aircraft and related equipment is sensitive to changes in these assumptions.	The primary procedures we performed to address this key audit matter included the following. • We evaluated the design and tested the operating effectiveness of certain internal controls over the Group's process in assessing the value in use of aircraft and related equipment. This includes controls related to the development of forecasted growth rates and discount rates used in determining the value in use of aircraft and related equipment; • We assessed the reasonableness of forecasted growth rates adopted in the Group's value in use assessment by comparing them with internally and externally derived data including the Group's future operation plans and industry data; • We evaluated the Group's ability to accurately forecast by comparing the Group's historical forecasted growth rates to the actual results; • We performed sensitivity analysis over the forecasted growth rates and the discount rates assumptions to assess their impact on the Group's impairment assessment; and • We involved our valuation professionals with specialised skills and knowledge, who assisted in evaluating the discount rates used by comparing them against discount rates that were independently developed using publicly available industry data.

Information other than the consolidated financial statements and auditor's report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

INDEPENDENT
AUDITOR'S REPORT

Auditor's responsibilities for the audit of the consolidated financial statements (continued)

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Lee Yuen Mei.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

28 March 2023

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2022

	Note	2022 RMB million	2021 RMB million
Operating revenue	5		
Traffic revenue		**80,901**	95,279
Other operating revenue		**6,158**	6,365
Total operating revenue		**87,059**	101,644
Operating expenses			
Flight operation expenses	7	**51,241**	45,569
Maintenance expenses	8	**11,224**	12,162
Aircraft and transportation service expenses	9	**17,506**	21,147
Promotion and selling expenses	10	**4,355**	4,705
General and administrative expenses	11	**3,511**	3,663
Depreciation and amortisation	12	**24,266**	24,241
Impairment losses on property, plant and equipment, right-of-use assets and other assets	19/21/30	**449**	2,597
Others		**2,710**	2,256
Total operating expenses		**115,262**	116,340
Other net income	14	**5,661**	4,767
Operating losses		**(22,542)**	(9,929)
Interest income		**457**	675
Interest expense	15	**(6,006)**	(6,202)
Exchange (loss)/gain, net	37	**(3,619)**	1,575
Share of associates' results	24	**(13)**	9
Share of joint ventures' results	25	**304**	271
Changes in fair value of financial assets/liabilities	28	**(388)**	(309)
Gain on disposal of subsidiaries	23	**215**	–
Gain on disposal of associates	24	**42**	–
Loss before income tax		**(31,550)**	(13,910)
Income tax	16	**(2,166)**	2,894
Loss for the year		**(33,716)**	(11,016)
Loss attributable to:			
Equity shareholders of the Company	18	**(32,699)**	(12,106)
Non-controlling interests		**(1,017)**	1,090
Loss for the year		**(33,716)**	(11,016)
Loss per share			
Basic and diluted (expressed in RMB per share)	18	**(1.90)**	(0.75)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME

For the year ended 31 December 2022

	Note	2022 RMB million	2021 RMB million
Loss for the year		(33,716)	(11,016)
Other comprehensive income:	17		
Items that will not be reclassified to profit or loss			
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		142	(236)
– Share of other comprehensive income of an associate		–	(2)
– Income tax effect of the above items		(35)	60
Items that are or may be reclassified subsequently to profit or loss			
– Cash flow hedge: fair value movement of derivative financial instrument		–	42
– Differences resulting from the translation of foreign currency financial statements		1	–
– Share of other comprehensive income of an associate		–	3
– Income tax effect of the above items		–	(10)
Other comprehensive income for the year		**108**	(143)
Total comprehensive income for the year		**(33,608)**	(11,159)
Total comprehensive income attributable to:			
Equity shareholders of the Company		(32,637)	(12,189)
Non-controlling interests		(971)	1,030
Total comprehensive income for the year		**(33,608)**	(11,159)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT
OF FINANCIAL POSITION

At 31 December 2022

	Note	31 December 2022 RMB million	31 December 2021 RMB million
Non-current assets			
Property, plant and equipment, net	19	**90,517**	91,186
Construction in progress	20	**33,300**	31,847
Right-of-use assets	21	**131,954**	138,439
Goodwill	22	**237**	237
Interest in associates	24	**2,588**	2,637
Interest in joint ventures	25	**3,618**	3,341
Aircraft lease deposits		**354**	321
Other equity instrument investments	26	**659**	563
Other non-current financial assets	26	**436**	589
Derivative financial assets	27	**27**	–
Amounts due from related companies	42	**357**	151
Deferred tax assets	29(b)	**12,471**	12,823
Other assets	30	**2,274**	3,211
		278,792	285,345
Current assets			
Inventories	31	**1,387**	1,652
Trade receivables	32	**2,619**	2,858
Other receivables	33	**7,939**	9,599
Cash and cash equivalents	34	**19,889**	21,456
Assets held for sale	35	**709**	1,292
Restricted bank deposits		**174**	158
Prepaid expenses and other current assets		**619**	736
Derivative financial assets	27	**2**	–
Amounts due from related companies	42	**116**	115
		33,454	37,866
Current liabilities			
Derivative financial liabilities	27	**1,708**	1,222
Borrowings	36	**85,336**	57,913
Lease liabilities	37	**21,799**	20,805
Trade payables	38	**1,537**	1,328
Contract liabilities	39	**1,496**	1,542
Sales in advance of carriage	40	**3,383**	3,716
Current income tax		**312**	844
Amounts due to related companies	42	**435**	363
Accrued expenses	43	**17,636**	15,479
Other liabilities	44	**7,816**	7,778
		141,458	110,990
Net current liabilities		**(108,004)**	(73,124)
Total assets less current liabilities		**170,788**	212,221

CONSOLIDATED STATEMENT
OF FINANCIAL POSITION

At 31 December 2022

	Note	31 December 2022 RMB million	31 December 2021 RMB million
Non-current liabilities			
Borrowings	36	**34,444**	38,354
Lease liabilities	37	**72,963**	81,944
Derivative financial liabilities	27	**–**	20
Other non-current liabilities	41	**1,954**	1,824
Amounts due to related companies	42	**85**	–
Provision for major overhauls	45	**5,199**	4,820
Deferred benefits and gains	46	**760**	725
Deferred tax liabilities	29(b)	**24**	26
		115,429	127,713
Net assets		**55,359**	84,508
Capital and reserves			
Share capital	47	**18,121**	16,948
Reserves		**23,154**	50,903
Total equity attributable to equity shareholders of the Company		**41,275**	67,851
Non-controlling interests		**14,084**	16,657
Total equity		**55,359**	84,508

Approved and authorised for issue by the Board of Directors on 28 March 2023.

Ma Xu Lun   **Han Wen Sheng**
Director   *Director*

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2022

| | Attributable to equity shareholders of the Company | | | | | | | Non-controlling interests RMB million | Total equity RMB million |
	Share capital (Note 47) RMB million	Share premium (Note 48(b)) RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non-recycling) (Note 48(c)) RMB million	Other reserves (Note 48(d)) RMB million	Retained earnings/(accumulated losses) RMB million	Total RMB million		
Balance at 1 January 2021	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131
Changes in equity for 2021:									
Loss for the year	–	–	–	–	–	(12,106)	(12,106)	1,090	(11,016)
Other comprehensive income	–	–	35	(118)	–	–	(83)	(60)	(143)
Total comprehensive income	–	–	35	(118)	–	(12,106)	(12,189)	1,030	(11,159)
Distributions to non-controlling interests	–	–	–	–	–	–	–	(659)	(659)
Conversion of convertible bonds to ordinary shares	1,619	8,837	–	–	–	–	10,456	–	10,456
Capital injection from non-controlling interests	–	–	–	–	–	–	–	810	810
Decrease in non-controlling interests as a result of liquidation of a subsidiary	–	–	–	–	–	–	–	(71)	(71)
Balance at 31 December 2021	16,948	47,378	–	156	3,390	(21)	67,851	16,657	84,508
Changes in equity for 2022:									
Loss for the year	**–**	**–**	**–**	**–**	**–**	**(32,699)**	**(32,699)**	**(1,017)**	**(33,716)**
Other comprehensive income	**–**	**–**	**–**	**61**	**1**	**–**	**62**	**46**	**108**
Total comprehensive income	**–**	**–**	**–**	**61**	**1**	**(32,699)**	**(32,637)**	**(971)**	**(33,608)**
Distributions to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(912)**	**(912)**
Issuance of shares(Note 47(ii)&(iii))	**1,173**	**4,873**	**–**	**–**	**–**	**–**	**6,046**	**–**	**6,046**
Capital injection from non-controlling interests	**–**	**–**	**–**	**–**	**15**	**–**	**15**	**12**	**27**
Decrease in non-controlling interests as a result of disposal of subsidiaries	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(702)**	**(702)**
Disposal of an equity instrument investment	**–**	**–**	**–**	**40**	**–**	**(40)**	**–**	**–**	**–**
Balance at 31 December 2022	**18,121**	**52,251**	**–**	**257**	**3,406**	**(32,760)**	**41,275**	**14,084**	**55,359**

The accompanying notes form part of these financial statements.

CONSOLIDATED
CASH FLOW STATEMENT

For the year ended 31 December 2022

	Note	2022 RMB million	2021 RMB million
Operating activities			
Cash generated from operating activities	34(b)	**5,807**	15,277
Interest received		**444**	671
Interest paid		**(6,359)**	(6,354)
Income tax paid		**(2,342)**	(1,906)
Net cash (used in)/generated from operating activities		**(2,450)**	7,688
Investing activities			
Proceeds from disposal of property, plant and equipment and right-of-use assets		**4,799**	990
Dividends received from associates		**34**	26
Dividends received from joint ventures		**97**	237
Dividends received from other equity instrument investments and other non-current financial assets		**8**	7
Acquisition of term deposits		**(648)**	(60)
Proceeds from maturity of term deposits		**698**	120
Acquisition of property, plant and equipment and other assets		**(11,696)**	(17,137)
Acquisition of an associate		**–**	(3)
Proceeds from disposal of subsidiaries		**724**	–
Proceeds from disposal of associates		**43**	–
Proceeds from disposal of other equity instrument investments and other non-current financial assets		**90**	–
Net cash used in investing activities		**(5,851)**	(15,820)
Financing activities			
Proceeds from issuance of shares		**6,046**	–
Proceeds from bank borrowings	34(c)	**75,429**	76,910
Proceeds from ultra-short-term financing bills	34(c)	**27,500**	82,500
Proceeds from corporate bonds	34(c)	**3,900**	9,000
Repayment of bank borrowings	34(c)	**(36,359)**	(70,437)
Repayment of ultra-short-term financing bills	34(c)	**(39,600)**	(68,900)
Repayment of corporate bonds	34(c)	**(7,500)**	(3,749)
Capital element of lease rentals paid	34(c)	**(21,960)**	(21,613)
Capital injections from non-controlling interests		**116**	1,128
Refund of aircraft lease deposits		**13**	49
Payments for aircraft lease deposits		**(18)**	(15)
Dividends paid to non-controlling interests		**(909)**	(687)
Net cash generated from financing activities		**6,658**	4,186
Net decrease in cash and cash equivalents		**(1,643)**	(3,946)
Cash and cash equivalents at 1 January		**21,456**	25,419
Exchange gain/(loss) on cash and cash equivalents		**76**	(17)
Cash and cash equivalents at 31 December	34(a)	**19,889**	21,456

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

1 Corporate information

China Southern Airlines Company Limited (the "Company"), a joint stock limited company, was incorporated in the People's Republic of China (the "PRC") on 25 March 1995. The address of the Company's registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company's majority interest is owned by China Southern Air Holding Company Limited ("CSAH"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited.

2 Significant accounting policies

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies adopted by the Group are disclosed below.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

(a) Basis of preparation

The consolidated financial statements for the year ended 31 December 2022 comprise the Group and the Group's interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

– other equity instrument investments (see Note 2(f));
– other non-current financial assets (FVPL) (see Note 2(f)); and
– derivative financial assets/liabilities (see Note 2(g)).

Non-current assets (or disposal groups) held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(r)).

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(a) *Basis of preparation (continued)*

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

(b) *Changes in accounting policies*

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

- Amendments to IAS 16, *Property, plant and equipment: Proceeds before intended use*

- Amendments to IAS 37, *Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract*

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IAS 16, *Property, plant and equipment: Proceeds before intended use*

The amendments prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an item of property, plant and equipment. Instead, the sales proceeds and the related costs should be included in profit and loss. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

Amendments to IAS 37, *Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract*

The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

2 Significant accounting policies (continued)

(c) Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. Amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group recognised non-controlling interests based on the non-controlling interests' proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2(p), Note 2(q) or Note 2(x) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)(iii)).

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

NOTES TO THE
FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(c) Subsidiaries and non-controlling interests (continued)

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(d) Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, *Joint Arrangements* ("IFRS 11") to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)(iii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company's statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)(iii)).

2   Significant accounting policies (continued)

(e)   Goodwill

Goodwill represents the excess of

(i)   the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii)   the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)(iii)).

(f)   Other investments in debt and equity securities

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries, associates and joint ventures, are set out below.

Investments in debt and equity securities are recognised/derecognised on the date the Group commits to purchase/sell the investment. The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at fair value through profit or loss (FVPL) for which transaction costs are recognised directly in profit or loss. For an explanation of how the Group determines fair value of financial instruments, see Note 4(g)(i). These investments are subsequently accounted for as follows, depending on their classification.

(i)   Investments other than equity investments

Non-equity investments held by the Group are classified into one of the following measurement categories:

–   amortised cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method (Note 2(z)(ii)(c)).

–   fair value through other comprehensive income (FVOCI) – recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognised in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognised, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

–   fair value at profit or loss (FVPL) if the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(f) *Other investments in debt and equity securities (continued)*

(ii) Equity investments

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer's perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in Note 2(z)(ii)(b).

(g) *Derivative financial instruments*

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

2   Significant accounting policies (continued)

(g)   Derivative financial instruments (continued)

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i)   The effective portion of any gains or losses on remeasurement of the derivative financial instruments to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instruments recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii)   The ineffective portion of any gains or losses on remeasurement of the derivative financial instruments to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h)   Investment properties

Investment properties are land held under a lease and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)(iii)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight-line method over their estimated useful lives or lease term. Rental income from investment properties is accounted for as described in Note 2(z)(ii)(a).

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(i) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)(iii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(ab)).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 6 to 12 years. Components related to engine overhaul cost, are depreciated on the units of production method over the expected flying hours of 9-42 thousand hours. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the consolidated income statement.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery, equipment and vehicles	4 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in consolidated income statement on the date of retirement or disposal.

2 Significant accounting policies (continued)

(j) Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)(iii)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(k) Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(i) As a lessee

For a contract that contains more than a lease, a lessee and lessor shall separate the contract and account for each lease component respectively. For a contract that contains lease and non-lease components, a lessee and lessor shall separate lease components from non-lease components. However, when the Group is a lessee of land use right and buildings, the Group has elected not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component. When separate lease components from non-lease components, a lessee shall allocate the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

At the lease commencement date, the Group recognises a right-of-use assets and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(k) *Leased assets (continued)*

(i) As a lessee (continued)

The right-of-use assets recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use assets is subsequently stated at cost less accumulated depreciation and impairment losses (see Notes 2(i) and 2(l)(iii)).

For the measurement of component accounting for right-of-use assets and subsequent major overhaul performed, see Note 2(i).

The cost of acquiring land held under a lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use assets has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract ("lease modification") that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions in relation to all leases except for aircraft and engine leases that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 *Leases*. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognised the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

The Group presents right-of-use assets that do not meet the definition of investment property in right-of-use assets and presents lease liabilities separately in the consolidated statement of financial position.

2 Significant accounting policies (continued)

(k) Leased assets (continued)

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in accordance with Note 2(z)(ii)(a).

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use assets arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2(k)(i), then the Group classifies the sub-lease as an operating lease.

Under a finance lease, at the commencement date, the Group recognises the finance lease receivable and derecognises the finance lease asset. The finance lease receivable is initially measured at an amount equal to the net investment in the lease. The net investment in the lease is measured at the aggregate of the unguaranteed residual value and the present value of the lease receivable that are not received at the commencement date, discounted using the interest rate implicit in the lease.

The Group recognises finance income over the lease term, based on a pattern reflecting a constant periodic rate of return. The derecognition and impairment of the finance lease receivable are recognised in accordance with the accounting policy in Note 2(l). Variable lease payments not included in the measurement of net investment in the lease are recognised as income as they are earned.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(l) *Credit losses and impairment of assets*

(i) Credit losses from financial instruments and lease receivables

The Group recognises a loss allowance for expected credit losses (ECL) on the following items:

– financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables); and

– lease receivables.

Financial assets measured at fair value, including equity securities measured at FVPL, equity securities designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

MEASUREMENT OF ECLS

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

– fixed-rate financial assets, and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

– variable-rate financial assets: current effective interest rate;

– lease receivables: discount rate used in the measurement of the lease receivable.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

2   Significant accounting policies (continued)

(l)   Credit losses and impairment of assets (continued)

(i)   Credit losses from financial instruments and lease receivables (continued)

MEASUREMENT OF ECLS (CONTINUED)

ECLs are measured on either of the following bases:

–   12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

–   lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

SIGNIFICANT INCREASES IN CREDIT RISK

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

–   failure to make payments of principal or interest on their contractually due dates;

–   an actual or expected significant deterioration in a financial instrument's external or internal credit rating (if available);

–   an actual or expected significant deterioration in the operating results of the debtor; and

–   existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor's ability to meet its obligation to the Group.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(l) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments and lease receivables (continued)

SIGNIFICANT INCREASES IN CREDIT RISK (CONTINUED)

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument's credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in consolidated income statement. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

BASIS OF CALCULATION OF INTEREST INCOME

Interest income recognised in accordance with Note 2(z)(ii)(c) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

– significant financial difficulties of the debtor;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

– significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

– the disappearance of an active market for a security because of financial difficulties of the issuer.

2 Significant accounting policies (continued)

(l) Credit losses and impairment of assets (continued)

(i) Credit losses from financial instruments and lease receivables (continued)

WRITE-OFF POLICY

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in consolidated income statement in the period in which the recovery occurs.

(ii) Credit losses from financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

The Group monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees (i.e. the amount initially recognised, less accumulated amortisation).

To determine ECLs, the Group considers changes in the risk of default of the specified debtor since the issuance of the guarantee. A 12-month ECL is measured unless the risk that the specified debtor will default has increased significantly since the guarantee is issued, in which case a lifetime ECL is measured. The same definition of default and the same assessment of significant increase in credit risk as described in Note 2(l)(i) apply.

As the Group is required to make payments only in the event of a default by the specified debtor in accordance with the terms of the instrument that is guaranteed, an ECL is estimated based on the expected payments to reimburse the holder for a credit loss that it incurs less any amount that the Group expects to receive from the holder of the guarantee, the specified debtor or any other party. The amount is then discounted using the current risk-free rate adjusted for risks specific to the cash flows.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(l) Credit losses and impairment of assets (continued)

(iii) Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– Investment properties;
– Other property, plant and equipment;
– Right-of-use assets;
– Construction in progress;
– Goodwill;
– Investments in subsidiaries, associates and joint ventures in the Company's statement of financial position.

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

– CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– RECOGNITION OF IMPAIRMENT LOSSES

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable), or value in use (if determinable).

2 Significant accounting policies (continued)

(l) Credit losses and impairment of assets (continued)

(iii) Impairment of other non-current assets (continued)

– REVERSALS OF IMPAIRMENT LOSSES

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iv) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Note 2(l)(i) and 2(l)(ii)).

Impairment losses recognised in an interim period in respect of goodwill, if any, are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss of any, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m) Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to consolidated income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(n) Contract liabilities

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2(z)). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2(o)).

(o) Trade and other receivables

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost using the effective interest method and including an allowance for credit losses (see Note 2(l)(i)).

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in consolidated income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(q) Trade and other payables

Trade and other payables are initially recognised at fair value. Subsequent to initial recognition, trade and other payables are stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

2 Significant accounting policies (continued)

(r) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(l)(i).

(t) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(u) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

(v) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(w) Deferred benefits and gains

In connection with the acquisitions of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation.

(x) Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted into ordinary shares at the option of the holder, where a fixed number of shares are issued for a fixed amount of cash or other financial assets, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured at the fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is not remeasured and is recognised in the other reserve until either the bonds are converted or redeemed.

If the bonds are converted, the other reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the other reserve is released directly to retained earnings.

2 Significant accounting policies (continued)

(x) Convertible bonds (continued)

(ii) Other convertible bonds

Convertible bonds which do not contain an equity component are accounted for as follows:

At initial recognition, the derivative component of the convertible bonds is measured at fair value and presented as part of derivative financial instruments (see Note 2(g)). Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability.

The derivative component is subsequently remeasured in accordance with Note 2(g). The host liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the host liability component is calculated using the effective interest method.

If the bonds are converted, the derivative financial instruments, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in profit or loss.

(y) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in consolidated income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

NOTES TO THE
FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

2   Significant accounting policies (continued)

(y)   *Income tax (continued)*

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–   in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

–   in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•   the same taxable entity; or

•   different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(z)   *Revenue and other income*

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services or the use by others of the Group's assets under leases in the ordinary course of the Group's business.

The Group is the principal for substantially all of its revenue transactions and recognises revenue on a gross basis. In determining whether the Group acts as a principal or as an agent, it considers whether it obtains control of the goods or service before they are transferred to the customers. Control refers to the Group's ability to direct the use of and obtain substantially all of the remaining benefits from the goods or service. In limited revenue transactions, the Group acts as an agent and recognises revenue on a net basis.

2 Significant accounting policies (continued)

(z) Revenue and other income (continued)

Further details of the Group's revenue and other income recognition policies are as follows:

(i) Revenue from contracts with customers

Revenue is recognised when control over a product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties such as value added tax or other sales taxes.

(a) PASSENGER, CARGO AND MAIL REVENUE

Revenue is recognised when passenger, cargo and mail transportation services are provided. Unearned passenger revenue at the reporting date is included within "sales in advance of carriage" in the consolidated statement of financial position.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised.

When the Group expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Revenue from airline-related business is recognised when the customers obtain control of the relevant services.

The incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission). As a practical expedient, the Group recognises sales commission (that are regarded as directly related incremental costs of obtaining transportation contracts) as an expense when incurred, as the amortisation period is one year or less.

(b) FREQUENT FLYER REVENUE

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines' Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

According to the frequent flyer award programmes, the Group allocates the transaction price received in relation to mileage earning flights to flight and mileage awarded on a relative stand-alone selling price basis, and recognised the portion allocated to mileage awarded as "contract liabilities". The mileage awarded to customers by third parties through means other than flights are initially recognised as "contract liabilities".

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(z) Revenue and other income (continued)

(i) Revenue from contracts with customers (continued)

(b) FREQUENT FLYER REVENUE (CONTINUED)

The Group estimates the standalone selling price of mileage awarded through mileage earning flights based on inputs and assumptions derived from historical data, including the estimates on the percentage of mileage awarded that are expected to be redeemed ("expected redemption rate"). Contract liabilities in relation to mileage awarded are subsequently recognised as revenue when the mileage is redeemed and the related benefits are received or used. Revenue on redeemed flights is recognised in accordance with the accounting policy set out in Note 2(z)(i)(a), and revenue on redeemed goods or services is recognised when the customers obtain control of the goods or services.

(ii) Revenue from other sources and other income

(a) RENTAL INCOME FROM OPERATING LEASES

Rental income receivable under operating leases is recognised in consolidated income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(b) DIVIDENDS

– Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

– Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(c) INTEREST INCOME

Interest income is recognised as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset. For financial assets measured at amortised cost or FVOCI (recycling) that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit-impaired financial assets, the effective interest rate is applied to the amortised cost (i.e. gross carrying amount net of loss allowance) of the asset (see Note 2(l)(i)).

(d) GOVERNMENT GRANTS

Government grants are recognised in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in consolidated income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

2 Significant accounting policies (continued)

(aa) Maintenance and overhaul costs

In respect of owned and leased aircraft, components within the aircraft subject to replacement during major overhauls are recognised as Note 2(i) and Note 2(k). Other routine maintenance, repairs and overhauls are charged to consolidated income statement as and when incurred.

In respect of certain leased aircraft, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted. Accordingly, except for the estimated costs of major overhauls recognised as right-of-use assets at the lease commencement date, see Note 2(k), other estimated costs of major overhauls are accrued and charged to the consolidated income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to consolidated income statement in the period when the overhaul is performed.

(ab) Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Borrowing costs include interest expense, finance charges in respect of lease liabilities and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ac) Employee benefits

(i) Short-term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

NOTES TO THE
FINANCIAL STATEMENTS

2   Significant accounting policies (continued)

(ac) Employee benefits (continued)

(ii)   Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii)   Retirement benefits

According to IAS 19, *Employee Benefits*, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity's informal practices where the entity has no realistic alternative but to pay the employee benefits. The Group believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group's business performance, and can be suspended at any time.

(ad) Translation of foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and the Group's presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. The transaction date is the date on which the Group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the PBOC exchange rates approximating the foreign exchange rates prevailing at the dates of the transactions. Statement of financial position items are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

2   Significant accounting policies (continued)

(ae) Related parties

(a)   A person, or a close member of that person's family, is related to the Group if that person:

    (i)   has control or joint control over the Group;

    (ii)   has significant influence over the Group; or

    (iii)   is a member of the key management personnel of the Group or the Group's parent.

(b)   An entity is related to the Group if any of the following conditions applies:

    (i)   The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

    (ii)   One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

    (iii)   Both entities are joint ventures of the same third party.

    (iv)   One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

    (v)   The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

    (vi)   The entity is controlled or jointly controlled by a person identified in (a).

    (vii)   A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

    (viii)   The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group's parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(af) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

3   Accounting estimates and judgements

The Group's financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a)   *Impairment of long-lived assets (other than goodwill)*

As discussed in Note 2(l)(iii), at the end of each reporting period, the Group tests for impairment for long-lived assets or cash-generating units ("CGUs") (a portion of which related to aircraft and other flight equipment including rotables in property, plant and equipment, aircraft and engines in right-of-use assets("aircraft and related equipment")) to determine whether the recoverable amounts have declined below the carrying amounts. If circumstances indicate that the carrying amount of long-lived assets or CGUs may not be recoverable, the assets or CGUs may be considered "impaired", and an impairment loss may be recognised.

The recoverable amount of assets or CGUs are the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and discount rates. In particular, in determining the value in use of the Group's aircraft and related equipment, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates, operating costs growth rates and discount rates applied, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare.

(b)   *Frequent flyer revenue*

According to the frequent flyer award programmes, the allocation of stand-alone selling price of the mileage awarded involves the estimation of the expected redemption rate. The expected redemption rate is estimated based on historical experience of mileage redemption, taking into consideration expected future mileage redemption patterns, which are associated with changes in the terms of mileage programs and customer behaviour. Different estimates could significantly affect the estimated contract liabilities and the results of operations.

(c)   *Income tax*

Deferred tax assets associated with tax losses are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. In determining the forecast of future taxable profits, significant judgements are required on the accounting estimates which are based on the assumptions relating to traffic revenue growth rates and related operating costs growth rates, among which, operating costs consist of jet fuel costs, landing and navigation fees, maintenance expenses, payroll and welfare. Different estimates could significantly affect the recognition of deferred tax assets associated with tax losses.

3 Accounting estimates and judgements (continued)

(d) Depreciation and amortisation

As disclosed in Note 2(i) and Note 2(k), components related to engine overhaul costs under property, plant and equipment and right-of-use assets were depreciated on the units of production method based on flying hours. The expected flying hours of engines are based on the Group's historical overhaul experience with similar engine models. Except for components related to engine overhaul costs, other property, plant and equipment and right-of-use assets are depreciated or amortised on a straight-line basis over the estimated useful lives or lease term, which is shorter, after taking into account the estimated residual value. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any financial year. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

(e) Provision for major overhauls

As disclosed in Note 2(k) and Note 2(aa), provision for the cost of major overhauls to fulfil the lease return conditions involves estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airline-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(f) Ticket breakage revenue

The Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as ticket breakage revenue. Such portion is estimated based on the Group's historical experiences, and the estimated revenue is recognised only to the extent that it is highly probable that a significant reversal in cumulative revenue recognised will not occur when the uncertainty is resolved. Different estimates could significantly affect the ticket breakage revenue recognised in the current financial year.

4 Financial risk management and fair values of financial instruments

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group's overall risk management programme focuses on the unpredictability of financial market and seeks to minimise the adverse effects on the Group's financial performance. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2022, the Group's current liabilities exceeded its current assets by RMB108,004 million. For the year ended 31 December 2022, the Group recorded a net cash outflow from operating activities of RMB2,450 million, a net cash outflow from investing activities of RMB5,851 million and a net cash inflow from financing activities of RMB6,658 million, which in total resulted in a net decrease in cash and cash equivalents of RMB1,643 million.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values of financial instruments (continued)

(a) *Liquidity risk (continued)*

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2022, the Group has obtained credit facilities of RMB320,530 million in aggregate granted by several banks and other financial institute, among which approximately RMB223,729 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The following tables show the remaining contractual maturities at the end of the reporting period of the Group's non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2022 Contractual undiscounted cash outflow					
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at 31 December RMB million
Borrowings	87,336	14,978	18,850	3,072	124,236	119,780
Lease liabilities	25,641	20,584	42,010	21,023	109,258	94,762
Trade and other payables and accrued charges	22,290	–	–	–	22,290	22,290
Long-term payables	256	198	104	–	558	531
	135,523	35,760	60,964	24,095	256,342	237,363

	2021 Contractual undiscounted cash outflow					
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at 31 December RMB million
Borrowings	59,167	19,428	18,824	3,586	101,005	96,267
Lease liabilities	25,331	22,764	45,142	25,923	119,160	102,749
Trade and other payables and accrued charges	20,097	–	–	–	20,097	20,097
Long-term payables	111	111	96	–	318	291
	104,706	42,303	64,062	29,509	240,580	219,404

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4 Financial risk management and fair values of financial instruments (continued)

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars ("USD"), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 27(i)).

As at 31 December 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group's loss after tax and decreased/increased the Group's retained earnings by approximately RMB340 million (31 December 2021: RMB328 million).

In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2021.

The sensitivity analysis above indicates the instantaneous change in the Group's loss after tax (and retained earnings) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those floating rate financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period.

(c) Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group's lease liabilities (Note 37) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

4 Financial risk management and fair values of financial instruments (continued)

(c) *Foreign currency risk (continued)*

The following table indicates the instantaneous change in the Group's loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	2022	
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increased) on loss after tax and increase/ (decrease) on retained earnings RMB million
USD	1% (1%)	293 (293)
Euro	1% (1%)	15 (15)
Japanese Yen	10% (10%)	24 (24)

	2021	
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increased) on loss after tax and increase/(decrease) on retained earnings RMB million
USD	1% (1%)	322 (322)
Euro	1% (1%)	18 (18)
Japanese Yen	10% (10%)	38 (38)

4 Financial risk management and fair values of financial instruments (continued)

(c) Foreign currency risk (continued)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' loss after tax and retained earnings measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease liabilities held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2021.

(d) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group's credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables, other non-current financial assets (amortised cost) and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group's cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2022, the balance due from BSP agents amounted to RMB287 million (31 December 2021: RMB329 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management's expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group's historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4   Financial risk management and fair values of financial instruments (continued)

(d) Credit risk (continued)

Trade receivables (continued)

The following table provides information about the Group's exposure to credit risk and ECLs for air ticket receivables as at 31 December 2022:

	31 December 2022		
	Expected loss rates %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,791	–
More than 3 months but less than 1 year	50.00%	43	21
More than 1 year but less than 2 years	100.00%	2	2
More than 2 years but less than 3 years	100.00%	–	–
More than 3 years	100.00%	13	13
		1,849	36

	31 December 2021		
	Expected loss rates %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,811	–
More than 3 months but less than 1 year	50.00%	5	3
More than 1 year but less than 2 years	100.00%	1	1
More than 2 years but less than 3 years	100.00%	3	3
More than 3 years	100.00%	15	15
		1,835	22

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures loss allowance for other trade receivables amounted to RMB17 million (31 December 2021: RMB17 million) based on ECLs.

4 Financial risk management and fair values of financial instruments (continued)

(d) Credit risk (continued)

Trade receivables (continued)

Movement in the loss allowance account in respect of trade receivables during the year is as follows:

	2022 RMB million	2021 RMB million
Balance at 1 January	39	43
Amounts written off	(5)	(4)
Impairment losses reversed	(4)	(5)
Impairment losses recognised	23	5
Balance at 31 December	53	39

Other receivables

The Group measures loss allowance for other receivables equal to 12-month ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs.

Set out below are the movements of loss allowances measured at 12-month and lifetime expected credit losses for the financial assets included in other receivables.

	2022				2021			
	Stage 1 12-month ECLs RMB million	Stage 2 Lifetime ECLs (not credit – impaired) RMB million	Stage 3 Lifetime ECLs (credit – impaired) RMB million	Total RMB million	Stage 1 12-month ECLs RMB million	Stage 2 Lifetime ECLs (not credit – impaired) RMB million	Stage 3 Lifetime ECLs (credit – impaired) RMB million	Total RMB million
As at 1 January	1	9	148	158	2	9	148	159
Accrual	2	5	–	7	2	–	–	2
Reversal	–	–	(29)	(29)	(3)	–	–	(3)
As at 31 December	3	14	119	136	1	9	148	158

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values of financial instruments (continued)

(e) *Jet fuel price risk*

The Group's results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. In 2022, the Group did not enter into any jet fuel forward contract.

A reasonable possible increase/decrease of 10% (2021:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,267 million (2021: RMB2,551 million). The sensitivity analysis indicates the instantaneous change in the Group's jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f) *Capital management*

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During 2022, the Group's strategy, which was unchanged from 2021, was to maintain a debt ratio at a range of levels to support the operations and development of the Group's business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

Except for the compliance of certain financial covenants for maintaining the Group's banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements.

4 Financial risk management and fair values of financial instruments (continued)

(g) *Fair value*

(i) Financial instruments carried at fair value

FAIR VALUE HIERARCHY

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement*. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

- Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

- Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

- Level 3 valuations: Fair value measured using significant unobservable inputs

| Recurring fair value measurement | Note | Fair value at 31 December 2022 RMB million | Fair value measurements as at 31 December 2022 categorised into | | |
			Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):					
Other equity instrument investments:					
– Non-tradable listed shares	26	**659**	**–**	**–**	**659**
Other non-current financial assets:					
– Listed shares	26	**21**	**21**	**–**	**–**
– Non-listed shares	26	**28**	**–**	**–**	**28**
Derivative financial assets:					
– Interest rate swaps	27	**29**	**–**	**29**	**–**
Derivative financial liabilities:					
– Derivative component of convertible bonds	27	**(1,708)**	**–**	**(1,708)**	**–**

About Us

Operating Results

Corporate Governance

Financial Report

China Southern Airlines Company Limited

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values of financial instruments (continued)

(g) *Fair value (continued)*

(i) Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Recurring fair value measurement	Note	Fair value at 31 December 2021 RMB million	Fair value measurements as at 31 December 2021 categorised into		
			Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):					
Other equity instrument investments:					
– Non-tradable listed shares	26	523	–	–	523
– Non-listed shares	26	40	–	–	40
Other non-current financial assets:					
– Listed shares	26	68	68	–	–
– Non-listed shares	26	27	–	–	27
Derivative financial liabilities:					
– Interest rate swaps	27	(20)	–	(20)	–
– Derivative component of convertible bonds	27	(1,222)	–	(1,222)	–

During the years ended 31 December 2022 and 2021, there were no transfers among level 1, level 2 and level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial assets/(liabilities) is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

	At 31 December 2022	At 31 December 2021
Conversion price	**RMB6.17**	RMB6.24
Stock price of A shares	**RMB7.65**	RMB6.47
Stock market volatility	**33.29%**	33.78%
Risk-free interest rate	**2.46%**	2.59%

4 Financial risk management and fair values of financial instruments (continued)

(g) Fair value (continued)

(i) Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments – Non-tradable listed shares (1)&(3)	Market approach-valuation multiples	Discount for lack of marketability	32%
Other non-current financial assets – Non-listed shares (2)	Income approach-discounted cash flow	Expected profit growth rates during the projection period	-9.47%-15%
		Perpetual growth rates	2.65%-2.81%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-33%
		Discount rates	9.08%-11.77%

(1) The fair value of non-tradable listed shares are determined by market value adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

In 2022, the valuation technique of non-tradable listed shares of other equity instrument investments was changed from income approach-discounted cash flow to market approach-valuation multiples, considering the market price of the shares is more appropriate.

(2) The fair value of these non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3) Any gain or loss arising from the remeasurement of the Group's non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii) Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current financial assets (amortised cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 31 December 2022 and 2021.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

5 Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i) *Disaggregation of revenue*

Disaggregation of revenue from contracts with customers by major service lines is as follows:

	Note	2022 RMB million	2021 RMB million
Revenue from contracts with customers within the scope of IFRS 15:			
Disaggregated by service lines			
– Traffic revenue			
– Passenger		**60,017**	75,392
– Cargo and mail		**20,884**	19,887
– Commission income		**2,073**	2,677
– General aviation income		**431**	572
– Cargo handling income		**1,123**	864
– Hotel and tour operation income		**497**	538
– Ground services income		**282**	326
– Air catering service income		**203**	271
– Others		**1,351**	885
		86,861	101,412
Revenue from other sources:			
– Rental income	19(g)	**198**	232
		87,059	101,644

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 6(a) and 6(b) respectively.

(ii) *Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date*

As at 31 December 2022, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,173 million (31 December 2021: RMB3,061 million) (Note 39). This amount represents revenue expected to be recognised in the future when the customers obtain control of the goods or services.

6　Segment reporting

(a)　Business segments

The Group has two reportable operating segments "airline transportation operations" and "other segments", according to internal organisation structure, managerial needs and internal reporting system. "Airline transportation operations" comprises the Group's passenger and cargo and mail operations. "Other segments" includes cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker ("CODM") monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 6(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

NOTES TO THE
FINANCIAL STATEMENTS
(Expressed in Renminbi unless otherwise indicated)

6 Segment reporting (continued)

(a) Business segments (continued)

The segment results of the Group for the year ended 31 December 2022 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition					
Point in time	2,148	1,133	(747)	–	2,534
Over time	84,197	3,152	(2,824)	–	84,525
Revenue from external customers	85,935	1,124	–	–	87,059
Inter-segment sales	410	3,161	(3,571)	–	–
Reportable segment revenue	**86,345**	**4,285**	**(3,571)**	**–**	**87,059**
Reportable segment loss before taxation	**(31,233)**	**(452)**	**(8)**	**167**	**(31,526)**
Reportable segment loss after taxation	**(33,339)**	**(549)**	**(8)**	**198**	**(33,698)**
Other segment information					
Income tax	2,106	97	–	(31)	2,172
Interest income	549	20	(112)	–	457
Interest expense	6,096	41	(131)	–	6,006
Depreciation and amortisation	23,830	430	–	–	24,260
Impairment losses	582	–	–	–	582
Credit losses	(4)	1	–	–	(3)
Share of associates and joint ventures' results	–	–	–	291	291
Gain on disposal of subsidiaries and associates	–	–	–	257	257
Changes in fair value of financial assets/liabilities	–	–	–	(388)	(388)
Non-current assets additions during the year#	23,739	385	(312)	–	23,812

6 Segment reporting (continued)

(a) Business segments (continued)

The segment results of the Group for the year ended 31 December 2021 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition					
Point in time	2,763	1,418	(1,171)	–	3,010
Over time	98,206	3,257	(2,829)	–	98,634
Revenue from external customers	100,419	1,225	–	–	101,644
Inter-segment sales	550	3,450	(4,000)	–	–
Reportable segment revenue	100,969	4,675	(4,000)	–	101,644
Reportable segment loss before taxation	(13,769)	(111)	2	(25)	(13,903)
Reportable segment loss after taxation	(10,998)	(67)	2	52	(11,011)
Other segment information					
Income tax	(2,771)	(44)	–	(77)	(2,892)
Interest income	763	15	(103)	–	675
Interest expense	6,291	26	(115)	–	6,202
Depreciation and amortisation	23,854	380	–	–	24,234
Impairment losses	2,596	18	–	–	2,614
Credit losses	1	(2)	–	–	(1)
Share of associates and joint ventures' results	–	–	–	280	280
Changes in fair value of financial assets/liabilities	–	–	–	(309)	(309)
Non-current assets additions during the year[#]	21,457	905	(359)	–	22,003

6 Segment reporting (continued)

(a) Business segments (continued)

The segment assets and liabilities of the Group as at 31 December 2022 and 31 December 2021 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2022					
Reportable segment assets	**301,356**	**5,677**	**(1,974)**	**6,942**	**312,001**
Reportable segment liabilities	**254,087**	**3,089**	**(1,997)**	**1,708**	**256,887**
As at 31 December 2021					
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

* Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of subsidiaries and associates, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

\# The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

6 Segment reporting (continued)

(b) Geographical information

The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenue by geographical segment are analysed based on the following criteria:

(1) Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan ("Hong Kong, Macau and Taiwan")), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2) Revenue from commission income, general aviation, cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed.

	2022 RMB million	2021 RMB million
Domestic	57,256	76,517
International	29,249	24,739
Hong Kong, Macau and Taiwan	554	388
	87,059	101,644

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group's other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

About Us

Operating Results

Corporate Governance

Financial Report

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

6   Segment reporting (continued)

(c)   Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

	Note	**2022** **RMB million**	2021 RMB million
Loss before income tax			
Reportable segment loss before taxation	6(a)	**(31,526)**	(13,903)
Capitalisation of exchange difference of specific loans	(i)	**(25)**	(8)
Government grants	(ii)	**1**	1
Consolidated loss before income tax		**(31,550)**	(13,910)

	Note	**31 December** **2022** **RMB million**	31 December 2021 RMB million
Assets			
Reportable segment assets	6(a)	**312,001**	322,948
Capitalisation of exchange difference of specific loans	(i)	**14**	39
Government grants	(ii)	**(4)**	(5)
Adjustments arising from business combinations under common control	(iii)	**237**	237
Others		**(2)**	(8)
Consolidated total assets		**312,246**	323,211

Liabilities

As at 31 December 2022 and 2021, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

Notes:

(i)   In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)   In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of "capital reserve" are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)   In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

7 Flight operation expenses

	2022 RMB million	2021 RMB million
Jet fuel costs	32,669	25,505
Flight personnel payroll and welfare	10,602	10,763
Air catering expenses	1,332	1,577
Civil Aviation Development Fund	704	1,059
Aircraft operating lease charges	791	920
Training expenses	898	690
Aircraft insurance	176	184
Others	4,069	4,871
	51,241	45,569

8 Maintenance expenses

	2022 RMB million	2021 RMB million
Aviation repair and maintenance charges	6,729	7,890
Staff payroll and welfare	3,162	2,994
Maintenance materials	1,333	1,278
	11,224	12,162

9 Aircraft and transportation service expenses

	2022 RMB million	2021 RMB million
Landing and navigation fees	8,473	11,705
Ground service and other charges	9,033	9,442
	17,506	21,147

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

10 Promotion and selling expenses

	2022 RMB million	2021 RMB million
Ticket office expenses	2,589	2,809
Sales commissions	442	773
Computer reservation services	289	413
Advertising and promotion	80	140
Others	955	570
	4,355	4,705

11 General and administrative expenses

	2022 RMB million	2021 RMB million
General corporate expenses	3,255	3,282
Auditors' remuneration	15	15
– Audit services	14	14
– Non-audit services	1	1
Credit losses	(3)	(1)
Other taxes and levies	244	367
	3,511	3,663

12 Depreciation and amortisation

	2022 RMB million	2021 RMB million
Depreciation of property, plant and equipment	8,659	8,835
Depreciation of right-of-use assets	15,067	14,888
Other amortisation	540	518
	24,266	24,241

13 Staff costs

	2022 RMB million	2021 RMB million
Salaries, wages and welfare	23,269	23,441
Defined contribution retirement scheme	2,798	2,802
Termination benefits	107	50
	26,174	26,293

Staff costs relating to flight operations and maintenance are also included in the respective total amounts disclosed separately in Note 7 to Note 8 above.

Five highest paid individuals

None of the directors (2021: none), whose emoluments are reflected in Note 58, is among the five highest paid individuals in the Group for 2022. The aggregate emoluments in respect of the five (2021: five) individuals during the year are as follows:

	2022 RMB'000	2021 RMB'000
Salaries, wages and welfare	9,918	9,756
Retirement scheme contributions	749	756
	10,667	10,512

The emoluments of the five (2021: five) individuals with the highest emoluments are within the following bands:

	2022 Number of individuals	2021 Number of individuals
HK$2,500,001 to HK$3,000,000	2	2
HK$2,000,001 to HK$2,500,000	3	3

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

14 Other net income

	2022 RMB million	2021 RMB million
Government grants (Note)	4,688	4,040
Gains on disposal of property, plant and equipment and right-of-use assets		
– Aircraft and spare engines	275	149
– Other property, plant and equipment and right-of-use assets	25	214
Others	673	364
	5,661	4,767

Note: Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2022.

15 Interest expense

	2022 RMB million	2021 RMB million
Interest on borrowings	2,797	2,448
Interest relating to lease liabilities (Note 21)	3,899	4,434
Total interest expense on financial liabilities not at fair value through profit or loss	6,696	6,882
Less: interest expense capitalised (Note)	(690)	(701)
	6,006	6,181
Interest rate swaps: cash flow hedge, reclassified from equity (Note 17)	–	21
	6,006	6,202

Note: The weighted average interest rate used for interest capitalisation was 2.54% per annum in 2022 (2021: 2.61%).

16 Income tax

(a) Income tax expense/(credit) in the consolidated income statement

	2022 RMB million	2021 RMB million
PRC income tax		
– Provision for the year	1,854	2,159
– (Over)/under-provision in prior year	(2)	35
	1,852	2,194
Deferred tax (Note 29)		
Origination and reversal of temporary differences	314	(5,088)
Income tax expense/(credit)	2,166	(2,894)

In respect of a majority of the Group's airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2022, the Company and its branches and subsidiaries in mainland China are subject to income tax rates ranging from 15% to 25% (2021: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (2021: 16.5%).

(b) Reconciliation between actual income tax expense/(credit) and calculated tax based on accounting loss at applicable income tax rates

	2022 RMB million	2021 RMB million
Loss before income tax	(31,550)	(13,910)
Notional tax on loss before taxation, calculated at the rates applicable to loss in the tax jurisdictions concerned (Note 16(a))	(7,678)	(3,380)
Adjustments for tax effect of:		
Non-deductible expenses	90	96
Share of results of associates and joint ventures and other non-taxable income	(76)	(70)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	6,956	489
Reversal of tax losses recognised as deferred tax assets in prior years	2,916	–
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(1)	(32)
(Over)/under-provision in prior year	(2)	35
Super deduction of research and development expenses	(39)	(32)
Income tax expense/(credit)	2,166	(2,894)

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

17 Other comprehensive income

	2022 RMB million	2021 RMB million
Cash flow hedges:		
Effective portion of changes in fair value of hedging instruments recognised during the year	–	21
Reclassification adjustments for amounts transferred to profit or loss:		
– interest expense (Note 15)	–	21
Net deferred tax debited to other comprehensive income	–	(10)
	–	32
Equity investments measured at FVOCI:		
Changes in fair value recognised during the year	142	(236)
Net deferred tax (debited)/credited to other comprehensive income	(35)	60
	107	(176)
Share of other comprehensive income of associates:		
Will not be reclassified to profit or loss	–	(2)
Are or may be reclassified subsequently to profit or loss	–	3
	–	1
Differences resulting from the translation of foreign currency financial statements	1	–
Other comprehensive income for the year	108	(143)

18 Loss per share

The calculation of basic loss per share for the year ended 31 December 2022 is based on the loss attributable to equity shareholders of the Company of RMB32,699 million (2021: RMB12,106 million) and the weighted average of 17,205,242,710 shares in issue during the year (2021: 16,201,129,384 shares).

	2022 million	2021 million
Issued ordinary shares at 1 January	16,948	15,329
Effect of issuance of shares	257	872
Weighted average number of ordinary shares at 31 December	17,205	16,201

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended 31 December 2022 and for the year ended 31 December 2021.

19 Property, plant and equipment, net

	Investment properties RMB million	Buildings RMB million	Aircraft RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:						
At 1 January 2021	522	21,475	114,380	25,025	9,936	171,338
Additions	–	66	2,855	487	668	4,076
Transferred from construction in progress (Note 20)	–	2,097	8,796	434	486	11,813
Reclassification on change of holding intention						
– transferred to other property, plant and equipment	(32)	32	–	–	–	–
– transferred from other property, plant and equipment	50	(50)	–	–	–	–
Transferred to assets held for sale	–	–	(6,309)	(152)	–	(6,461)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	–	–	2,761	–	–	2,761
Others	9	–	–	–	–	9
Disposals	(8)	(115)	(6,393)	(441)	(556)	(7,513)
At 31 December 2021	541	23,505	116,090	25,353	10,534	176,023
At 1 January 2022	**541**	**23,505**	**116,090**	**25,353**	**10,534**	**176,023**
Additions	**–**	**30**	**2,356**	**554**	**430**	**3,370**
Transferred from construction in progress (Note 20)	**–**	**788**	**4,360**	**65**	**141**	**5,354**
Transferred from other assets (Note 30)	**–**	**1,012**	**88**	**–**	**–**	**1,100**
Reclassification on change of holding intention						
– transferred to other property, plant and equipment	**(122)**	**122**	**–**	**–**	**–**	**–**
– transferred from other property, plant and equipment	**146**	**(146)**	**–**	**–**	**–**	**–**
Transferred from right-of-use assets on exercise of purchase option (Note 21)	**–**	**–**	**7,032**	**246**	**–**	**7,278**
Transferred from right-of-use assets to investment properties (Note 21)	**19**	**–**	**–**	**–**	**–**	**19**
Transferred to assets held for sale (e)	**–**	**–**	**(2,861)**	**–**	**–**	**(2,861)**
Disposals						
– Disposals (c)	**(7)**	**(65)**	**(10,558)**	**(186)**	**(221)**	**(11,037)**
– Disposal of subsidiaries (d)	**–**	**(62)**	**–**	**(2,114)**	**(39)**	**(2,215)**
At 31 December 2022	**577**	**25,184**	**116,507**	**23,918**	**10,845**	**177,031**

19 Property, plant and equipment, net (continued)

	Investment properties RMB million	Buildings RMB million	Aircraft RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:						
At 1 January 2021	210	5,440	59,517	14,308	5,717	85,192
Depreciation charge for the year	16	712	5,673	1,394	1,040	8,835
Reclassification on change of holding intention						
– transferred to other property, plant and equipment	(19)	19	–	–	–	–
– transferred from other property, plant and equipment	35	(35)	–	–	–	–
Transferred to assets held for sale	–	–	(2,746)	(66)	–	(2,812)
Transferred from right-of-use assets on exercise of purchase option (Note 21)	–	–	1,202	–	–	1,202
Disposals	(6)	(28)	(4,270)	(406)	(414)	(5,124)
Provision for impairment losses	–	–	914	80	–	994
Impairment losses transferred to assets held for sale	–	–	(2,581)	(60)	–	(2,641)
Impairment losses written off on disposals	–	–	(809)	–	–	(809)
At 31 December 2021	236	6,108	56,900	15,250	6,343	84,837
At 1 January 2022	**236**	**6,108**	**56,900**	**15,250**	**6,343**	**84,837**
Depreciation charge for the year	**19**	**758**	**5,601**	**1,215**	**1,066**	**8,659**
Reclassification on change of holding intention						
– transferred to other property, plant and equipment	**(38)**	**38**	**–**	**–**	**–**	**–**
– transferred from other property, plant and equipment	**25**	**(25)**	**–**	**–**	**–**	**–**
Transferred from right-of-use assets on exercise of purchase option (Note 21)	**–**	**–**	**3,680**	**58**	**–**	**3,738**
Transferred from right-of-use assets to Investment properties (Note 21)	**1**	**–**	**–**	**–**	**–**	**1**
Transferred to assets held for sale (e)	**–**	**–**	**(2,178)**	**–**	**–**	**(2,178)**
Disposals						
– Disposals (c)	**(7)**	**(29)**	**(7,239)**	**(137)**	**(185)**	**(7,597)**
– Disposal of subsidiaries (d)	**–**	**(39)**	**–**	**(1,279)**	**(29)**	**(1,347)**
Provision for impairment losses (a)	**–**	**–**	**348**	**68**	**–**	**416**
Impairment losses transferred from right-of-use assets (Note 21)	**–**	**–**	**429**	**–**	**–**	**429**
Impairment losses written off on disposals (c)	**–**	**–**	**(444)**	**–**	**–**	**(444)**
At 31 December 2022	**236**	**6,811**	**57,097**	**15,175**	**7,195**	**86,514**
Net book value:						
At 31 December 2022	**341**	**18,373**	**59,410**	**8,743**	**3,650**	**90,517**
At 31 December 2021	305	17,397	59,190	10,103	4,191	91,186

19 Property, plant and equipment, net (continued)

(a) As at 31 December 2022, the Group reported aircraft and related equipment in the amount of RMB192,737 million. For the year ended 31 December 2022, the Group made impairment provision of RMB449 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB416 million, and the impairment provision for leased aircraft and related equipment were RMB33 million (Note 21). Provision were made when asset's carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the appraisal results valued by external appraisal expert based on the cost method or market method.

(b) As at 31 December 2022, no property, plant and equipment of the Group were mortgaged for bank borrowings (31 December 2021: nil).

(c) During the year, the Group disposed certain aircraft directly and disposed certain aircraft through sale and leaseback agreement, against which cost, accumulated depreciation and impairment losses of the aircraft had been reduced with an aggregate amount of RMB8,662 million, RMB5,620 million and RMB444 million respectively.

During the year, the Group derecognised certain aircraft under finance lease agreements as a lessor, against which cost and accumulated depreciation of the aircraft had been reduced with an aggregate amount of RMB241 million and RMB0 respectively, and a long-term receivable was recognised accordingly. As at 31 December 2022, the balance of long-term receivable was RMB896 million (including the balance due within one year) (31 December 2021: RMB783 million) (Note 26).

(d) During the year, the Group lost control of Southern Airlines General Aviation Company Limited ("General Aviation Limited") (Note 23(iii)) and certain property, plant and equipment, right-of-use assets and other assets held by General Aviation Limited with carrying value of approximately RMB868 million, RMB75 million and RMB1 million were derecognised respectively.

(e) During the year, certain aircrafts with carrying amount of RMB683 million were classified as held for sale as the carrying amount will be recovered principally through a sale transaction rather than through continuing use.

(f) As at 31 December 2022 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the certain properties located in mainland China, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2022, carrying value of such properties of the Group amounted to RMB11,085 million (31 December 2021: RMB10,554 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

19 Property, plant and equipment, net (continued)

(g) The Group leased out investment properties and facilities under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the leases after that date at which time all contract terms are renegotiated. In this connection, rental income totalling RMB198 million (2021: RMB232 million) was recognised by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cessation of lease.

The Group's total future minimum lease income under non-cancellable operating leases are as follows:

	2022 RMB million	2021 RMB million
Within 1 year	32	47
After 1 year but within 5 years	89	130
After 5 years	33	72
	154	249

20 Construction in progress

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2021	29,342	3,065	32,407
Additions	10,464	1,821	12,285
Transferred to property, plant and equipment (Note 19)	(9,230)	(2,583)	(11,813)
Transferred to right-of-use assets (Note 21)	(454)	(61)	(515)
Transferred to others	–	(517)	(517)
At 31 December 2021	30,122	1,725	31,847
At 1 January 2022	30,122	1,725	31,847
Additions	11,918	957	12,875
Transferred to property, plant and equipment (Note 19)	(4,425)	(929)	(5,354)
Transferred to right-of-use assets (Note 21)	(5,777)	–	(5,777)
Transferred to others (Note 30)	–	(291)	(291)
At 31 December 2022	31,838	1,462	33,300

21 Right-of-use assets

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Cost:					
At 1 January 2021	220,701	6,481	3,022	765	230,969
Additions	3,493	343	1,194	243	5,273
Transferred from construction in progress (Note 20)	302	61	–	152	515
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(2,761)	–	–	–	(2,761)
Transferred to assets held for sale	(1,582)	–	–	–	(1,582)
Disposals	(5,959)	(75)	(931)	(26)	(6,991)
At 31 December 2021	214,194	6,810	3,285	1,134	225,423
At 1 January 2022	**214,194**	**6,810**	**3,285**	**1,134**	**225,423**
Additions	**5,500**	**12**	**579**	**11**	**6,102**
Transferred from construction in progress (Note 20)	**5,706**	**–**	**–**	**71**	**5,777**
Transferred from right-of-use assets to investment properties (Note 19)	**–**	**(19)**	**–**	**–**	**(19)**
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	**(7,032)**	**–**	**–**	**(246)**	**(7,278)**
Disposals					
– disposals	**(1,607)**	**(53)**	**(582)**	**(145)**	**(2,387)**
– disposal of subsidiaries (Note 19(d))	**–**	**(47)**	**(13)**	**(64)**	**(124)**
At 31 December 2022	**216,761**	**6,703**	**3,269**	**761**	**227,494**

21 Right-of-use assets (continued)

	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Accumulated amortisation and impairment losses:					
At 1 January 2021	77,338	947	1,502	117	79,904
Amortisation charge for the year	13,616	140	954	178	14,888
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	(1,202)	–	–	–	(1,202)
Transferred to assets held for sale	(616)	–	–	–	(616)
Disposals	(5,959)	–	(913)	(21)	(6,893)
Provision for impairment losses	1,585	–	–	–	1,585
Impairment losses transferred to assets held for sale	(682)	–	–	–	(682)
At 31 December 2021	84,080	1,087	1,543	274	86,984
At 1 January 2022	**84,080**	**1,087**	**1,543**	**274**	**86,984**
Amortisation charge for the year	**13,767**	**173**	**937**	**190**	**15,067**
Transferred to property, plant and equipment on exercise of purchase option (Note 19)	**(3,680)**	**–**	**–**	**(58)**	**(3,738)**
Transferred from right-of-use assets to investment properties (Note 19)	**–**	**(1)**	**–**	**–**	**(1)**
Disposals					
– disposals	**(1,594)**	**(25)**	**(563)**	**(145)**	**(2,327)**
– disposal of subsidiaries (Note 19(d))	**–**	**(12)**	**(6)**	**(31)**	**(49)**
Impairment losses transferred to property, plant and equipment (Note 19)	**(429)**	**–**	**–**	**–**	**(429)**
Provision for impairment losses (Note 19(a))	**33**	**–**	**–**	**–**	**33**
At 31 December 2022	**92,177**	**1,222**	**1,911**	**230**	**95,540**
Net book value:					
At 31 December 2022	**124,584**	**5,481**	**1,358**	**531**	**131,954**
At 31 December 2021	130,114	5,723	1,742	860	138,439

The Group was formally granted the rights to use certain parcels of land by the relevant PRC authorities for periods of 30 to 70 years, which expire before 2073.

As at 31 December 2022 and up to the date of approval of these financial statements, the Group is in the process of applying for land use right certificates in respect of certain parcels of land used by the Group. As at 31 December 2022, carrying value of such land use rights of the Group amounted to RMB2,903 million (31 December 2021: RMB2,987 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2022, no land use right of the Group was mortgaged for bank borrowings (31 December 2021: nil).

21 Right-of-use assets (continued)

In addition to the amortisation charged, the analysis of expense items in relation to leases recognised in profit or loss is as follows:

	2022 RMB million	2021 RMB million
Interest on lease liabilities (Note 15)	3,899	4,434
Interest rate swaps: cash flow hedge, reclassified from equity (Note 15)	–	21
Expense relating to short-term leases	1,067	1,241
Expense relating to leases of variable lease payments not included in the measurement of lease liabilities	88	124

During the year, additions to right-of-use assets were primarily related to the capitalised lease payments payable under new tenancy agreements and newly acquired leasehold aircraft.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 34(d) and Note 37 respectively.

The Group early adopted the Amendment to IFRS 16, COVID-19-related rent concessions beyond 30 June 2021, and applied the practical expedient to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the year. There is no rent concession received for the year ended 31 December 2022 (31 December 2021: nil).

22 Goodwill

	2022 RMB million	2021 RMB million
Cost and carrying amount:	**237**	237

Impairment tests for cash-generating units containing goodwill

	2022 RMB million	2021 RMB million
Southern Airlines Group Import and Export Trading Company ("SAIETC")	182	182
Xiamen Airlines Culture and Media Co., Ltd.	55	55
Total	237	237

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates.

The cash flows of the above entities are discounted using pre-tax discount rates ranging from 10.5% to 13.5% (2021: 10.5% to 13.5%).

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

23 Subsidiaries

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Xiamen Airlines Company Limited ("Xiamen Airlines") (i)	PRC	RMB14,000,000,000	55%	Airline transportation
China Southern Airlines Henan Airlines Company Limited (i)	PRC	RMB6,000,000,000	60%	Airline transportation
Chongqing Airlines Company Limited (i)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (i)	PRC	RMB280,000,000	60%	Airline transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB250,000,000	60%	Airline transportation
Guizhou Airlines Company Limited (i)	PRC	RMB1,281,000,000	60%	Airline transportation
China Southern Air Logistics Co., Ltd. ("Logistics Company") (i)	PRC	RMB1,818,181,820	55%	Logistics operations
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB240,000,000	70.50%	Air catering
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB100,000,000	100%	Airport ground services
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services

23 Subsidiaries (continued)

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
SAIETC (i)	PRC	RMB30,000,000	100%	Import and export agent services
Zhuhai Xiang Yi Aviation Technology Company Limited (i)	PRC	RMB469,848,400	100%	Flight simulation services
China Southern Airlines Xiongan Airlines Company Limited (i)	PRC	RMB10,000,000,000	100%	Airline transportation
Shenyang Northern Aircraft Maintenance Co., Ltd. (i)	PRC	RMB31,520,545	100%	Aircraft repair and maintenance services
Guangdong Southern Airline Pearl Aviation Services Company Limited (i)	PRC	RMB5,000,000	100%	Hotel management services
Southern Airlines Nansha Finance Leasing (Guangzhou) Co.,Ltd. (i)	PRC	RMB2,000,000,000	100%	Leasing services

(i)   These subsidiaries are PRC limited liability companies.

(ii)   This subsidiary is a sino-foreign equity joint venture company established in the PRC.

(iii)   General Aviation Limited

        General Aviation Limited, a former subsidiary of the Company, was disposed on 27 September 2022 at a consideration of RMB1,177 million. Since then, the Group lost control of General Aviation Limited, and General Aviation Limited was no longer within the consolidation scope. The operating results and cash flow of General Aviation Limited before disposal had been included in the consolidated income statement and consolidated cash flow statement of the Group this year. The Group recognised a net gain of RMB215 million on disposal of General Aviation Limited.

(iv)   Material non-controlling interests

        As at 31 December 2022, the balance of total non-controlling interests is RMB14,084 million (31 December 2021: RMB16,657 million), of which RMB8,100 million (31 December 2021: RMB9,103 million) is for Xiamen Airlines and RMB6,058 million (31 December 2021: RMB4,814 million) is for Logistics Company. The rest of non-controlling interests are not individually material.

23 Subsidiaries (continued)

(iv) Material non-controlling interests (continued)

– Set out below are the summarised financial information for Xiamen Airlines.

	2022 RMB million	2021 RMB million
Non-controlling interests percentage	45%	45%
Current assets	4,016	3,137
Non-current assets	47,173	48,775
Current liabilities	(18,235)	(18,601)
Non-current liabilities	(15,442)	(13,781)
Net assets	17,512	19,530
Carrying amount of non-controlling interests	8,100	9,103
Revenue	20,079	21,037
Loss for the year	(2,122)	(938)
Total comprehensive income	(2,018)	(1,071)
Loss allocated to non-controlling interests	(1,049)	(455)
Dividend paid to non-controlling interests	–	–
Net cash generated from operating activities	3,423	4,291
Net cash used in investing activities	(1,999)	(1,099)
Net cash used in financing activities	(1,489)	(2,529)

23 Subsidiaries (continued)

(iv)   Material non-controlling interests (continued)

–   Set out below are the summarised financial information for Logistics Company.

	2022 RMB million	2021 RMB million
Non-controlling interests percentage	45%	45%
Current assets	10,330	12,124
Non-current assets	6,543	2,046
Current liabilities	(3,535)	(3,505)
Non-current liabilities	(50)	(91)
Net assets	13,288	10,574
Carrying amount of non-controlling interests	6,058	4,814
Revenue	21,538	19,659
Profit for the year	4,654	5,693
Total comprehensive income	4,654	5,693
Profit allocated to non-controlling interests	2,113	2,572
Dividend paid to non-controlling interests	881	650
Net cash generated from operating activities	4,069	6,872
Net cash generated from/(used) in investing activities	1,659	(3,390)
Net cash used in financing activities	(3,306)	(2,486)

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

24 Interest in associates

	2022 **RMB million**	2021 RMB million
Share of net assets	**2,588**	2,637

All the Group's associates are unlisted without quoted market price. The particulars of the Group's principal associates as at 31 December 2022 are as follows:

			Proportion of ownership interest held by			
	Place of establishment/ operation	Group's effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Southern Airlines Group Finance Co.,Ltd. ("Finance Company")	PRC	48.59%	41.81%	6.78%	48.59%	Provision of financial services
Sichuan Airlines Co.,Ltd. ("Sichuan Airlines")	PRC	39%	39%	–	39%	Airline transportation
Southern Airlines Culture and Media Co., Ltd.("SACM")	PRC	40%	40%	–	40%	Advertising services
Shenyang Konggang Logistic Co., Ltd. ("Shenyang Konggang")	PRC	45%	45%	–	45%	Ground services
Beijing Xingming Lake Jinyan Hotel Co., Ltd.	PRC	49%	–	49%	49%	Catering and accommodation services
Shangzhou Aviation Logistics Co., Ltd.	PRC	37.90%	–	37.90%	37.90%	Airline transportation
Beijing Airport Inflight Kitchen Co.,Ltd.	PRC	30%	30%	–	30%	Air catering services
Xinjiang Civil Aviation Property Management Limited	PRC	42.80%	42.80%	–	42.80%	Property management

There is no associate that is individually material to the Group.

About Us

Operating Results

Corporate Governance

Financial Report

24 Interest in associates (continued)

The Group has interest in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarised as following:

	2022 **RMB million**	2021 RMB million
Aggregate carrying amount of individually immaterial associates	**2,588**	2,637
Aggregate amounts of the Group's share of:		
(Loss)/profit from continuing operations	**(13)**	9
Other comprehensive income	**–**	1
Total comprehensive income	**(13)**	10

(i)   Disposal of associates

In 2022, the Group fully disposed its equity interests in Beijing Xinghang Airport Property Company Limited at a consideration of RMB43 million and recorded a disposal gain of RMB42 million. In addition, the Group disposed Xiahang Travel Service Company Limited (Taiwan) through liquidation.

25 Interest in joint ventures

	2022 **RMB million**	2021 RMB million
Share of net assets	**3,618**	3,341

All the Group's joint ventures are unlisted without quoted market price. The particulars of the Group's principal joint ventures as at 31 December 2022 are as follows:

			Proportion of ownership interest held by			
	Place of establishment/ operation	Group's effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd. ("GAMECO")	PRC	50%	50%	–	50%	Aircraft repair and maintenance services
MTU Maintenance Zhuhai Co., Ltd. ("MTU")	PRC	50%	50%	–	50%	Aircraft repair and maintenance services

There is no joint venture that is individually material to the Group.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

25 Interest in joint ventures (continued)

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarised as follows:

	2022 RMB million	2021 RMB million
Aggregate carrying amount of individually immaterial joint ventures	3,618	3,341
Aggregate amounts of the Group's share of:		
Profit from continuing operations and total comprehensive income	304	271

26 Financial assets

	Note	2022 RMB million	2021 RMB million
Other equity instrument investments (FVOCI)	(i)		
– Non-tradable listed shares		659	523
– Non-listed shares		–	40
		659	563
Other non-current financial assets (FVPL)	(i)		
– Listed shares		21	68
– Non-listed shares		28	27
Other non-current financial assets (amortised cost)	(ii)		
– Long-term receivables		387	494
		436	589

Notes:

(i)   Dividend income generated from the investments amounted to RMB7 million for the year of 2022 in total (2021: RMB4 million).

(ii)   In 2022 and 2021, the Group derecognised certain aircraft under finance lease agreements as a lessor and recognised long-term receivables. As at 31 December 2022, long-term receivables (including the portion due within one year) was RMB896 million (31 December 2021: RMB783 million) (Note 19(c)), among which RMB404 million was recorded in the amounts due from related companies (31 December 2021: RMB183 million) (Note 42(a)).

27　Derivative financial assets/(liabilities)

	Note	2022 RMB million	2021 RMB million
Derivative financial assets:			
Interest rate swaps	(i)		
– Non-current		27	–
– Current		2	–
Derivative financial liabilities			
Interest rate swaps	(i)		
– Non-current		–	(20)
Derivative component of convertible bonds			
– Current	(ii)	(1,708)	(1,222)

Notes:

(i)　In 2015, the Group entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Group to pay at fixed rate from 1.64% to 1.72% per annum to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2022 amounted to USD123 million (31 December 2021: USD190 million).

(ii)　In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method.

For the year ended 31 December 2022, 1,920 convertible bonds were converted to A shares (for the year ended 31 December 2021, 101,034,070 convertible bonds were converted to A shares) at the conversion price from RMB6.17 per share to RMB6.24 per share. As at 31 December 2022, the carrying amount of liability component of the remaining 58,964,010 A share convertible bonds was RMB5,250 million (31 December 2021: 58,965,930 A share convertible bonds with a carrying amount of RMB4,992 million) (Note 36(a)), and the fair value of the derivative component of the remaining 58,964,010 A share convertible bonds was RMB1,708 million (31 December 2021: 58,965,930 A share convertible bonds with fair value of RMB1,222 million). For the year ended 31 December 2022, the loss on the changes in fair value of the derivative component amounted to RMB486 million was recognised (31 December 2021: loss on the changes in fair value amounted to RMB269 million) (Note 28).

28 Changes in fair value of financial assets/liabilities

	2022 RMB million	2021 RMB million
Other non-current financial assets (FVPL)	(3)	3
Interest rate swaps measured at FVPL	49	17
Forward foreign exchange and foreign exchange options contracts	52	(60)
Derivative component of convertible bonds (Note 27(ii))	(486)	(269)
	(388)	(309)

29 Deferred tax assets/(liabilities)

(a) *Movements of net deferred tax assets are as follows:*

	At 31 December 2021 RMB million	(Charged)/ credited to consolidated income statement RMB million	Charged to other comprehensive income RMB million	(Charged)/ Credited to retain earnings RMB million	Disposal of subsidiaries RMB million	At 31 December 2022 RMB million
For the year ended 31 December 2022						
Deferred tax assets:						
Net effect on right-of-use assets	1,575	(102)	–	–	–	1,473
Accrued expenses	1,542	788	–	–	–	2,330
Provision for major overhauls	483	103	–	–	–	586
Contract liabilities/other non-current liabilities	56	(21)	–	–	–	35
Provision for impairment losses	1,493	(875)	–	–	–	618
Provision for tax losses	8,093	(147)	–	14	–	7,960
Change in fair value of derivative financial instruments	22	109	–	–	–	131
Change in fair value of other equity instrument investments	15	–	(1)	(14)	–	–
Depreciation allowances under tax in excess of the related depreciation under accounting	74	(74)	–	–	–	–
Others	142	49	–	–	(1)	190
	13,495	(170)	(1)	–	(1)	13,323
Deferred tax liabilities:						
Accrued expenses	(6)	6	–	–	–	–
Depreciation allowances under tax in excess of the related depreciation under accounting	(519)	(166)	–	–	–	(685)
Change in fair value of other equity instrument investments	(121)	–	(34)	–	–	(155)
Change in fair value of other non-current financial assets	(17)	8	–	–	–	(9)
Fair value re-measurement of identifiable assets in business combination	(25)	2	–	–	–	(23)
Others	(10)	6	–	–	–	(4)
	(698)	(144)	(34)	–	–	(876)
Net deferred tax assets	12,797	(314)	(35)	–	(1)	12,447

29 Deferred tax assets/(liabilities) (continued)

(a) Movements of net deferred tax assets are as follows: (continued)

	At 31 December 2020 RMB million	(Charged)/ credited to consolidated income statement RMB million	(Charged)/ credited to other comprehensive income RMB million	At 31 December 2021 RMB million
For the year ended 31 December 2021				
Deferred tax assets:				
Net effect on right-of-use assets	1,307	268	–	1,575
Accrued expenses	1,456	86	–	1,542
Provision for major overhauls	361	122	–	483
Contract liabilities/other non-current liabilities	57	(1)	–	56
Provision for impairment losses	1,118	375	–	1,493
Provision for tax losses	4,288	3,805	–	8,093
Change in fair value of derivative financial instruments	10	22	(10)	22
Change in fair value of other equity instrument investments	–	–	15	15
Depreciation allowances under tax in excess of the related depreciation under accounting	–	74	–	74
Others	130	12	–	142
	8,727	4,763	5	13,495
Deferred tax liabilities:				
Accrued expenses	(144)	138	–	(6)
Depreciation allowances under tax in excess of the related depreciation under accounting	(669)	150	–	(519)
Change in fair value of other equity instrument investments	(166)	–	45	(121)
Change in fair value of other non-current financial assets	(16)	(1)	–	(17)
Change in fair value of derivative financial liabilities	(34)	34	–	–
Fair value re-measurement of identifiable assets in business combination	(27)	2	–	(25)
Others	(12)	2	–	(10)
	(1,068)	325	45	(698)
Net deferred tax assets	7,659	5,088	50	12,797

Deferred tax assets arise from deductible temporary differences and unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilised. The Group's tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five or eight years (According to the *Notice of the Ministry of Finance on the Taxation Policy for supporting the prevention of pandemic of Covid-19 (No. 8, 2020)*, the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). Therefore, the Group's tax losses occurred in 2020 can be carried forward for 5-8 years, and the Group's tax losses occurred in other years can be carried forward for 5 years.

29 Deferred tax assets/(liabilities) (continued)

(b) Reconciliation to the consolidated statement of financial position:

	2022 RMB million	2021 RMB million
Net deferred tax asset recognised in the statement of financial position	12,471	12,823
Net deferred tax liability recognised in the statement of financial position	(24)	(26)
	12,447	12,797

(c) Deferred tax assets not recognised

The Group's unused tax losses of RMB43,348 million (2021: RMB3,020 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2022 RMB million	2021 RMB million
Expiring in:		
2022	–	82
2023	109	109
2024	336	336
2025	157	–
2026	11,715	1,515
2027	27,317	–
2028	3,714	978
	43,348	3,020

As at 31 December 2022, the Group's other deductible temporary differences amounting to RMB1,610 million (31 December 2021: RMB1,094million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

30 Other assets

	Software RMB million	Leasehold improvements RMB million	Others RMB million (Note)	Total RMB million
At 1 January 2021	608	284	1,985	2,877
Additions	83	43	253	379
Transferred from construction in progress	474	28	–	502
Disposal	–	(7)	(4)	(11)
Amortisation for the year	(330)	(105)	(83)	(518)
Provision for impairment losses	–	(18)	–	(18)
At 31 December 2021	835	225	2,151	3,211
At 1 January 2022	835	225	2,151	3,211
Additions	297	12	123	432
Transferred from construction in progress (Note 20)	272	19	–	291
Transferred to property, plant and equipment (Note 19)	–	–	(1,100)	(1,100)
Transferred to others	–	–	(18)	(18)
Disposal	(1)	–	–	(1)
Disposal of subsidiaries (Note 19(d))	(1)	–	–	(1)
Amortisation for the year	(336)	(91)	(113)	(540)
At 31 December 2022	1,066	165	1,043	2,274

Note: As at 31 December 2022, the amounts include prepayments of RMB495 million made to related parties for acquisition of long-term assets (31 December 2021: RMB1,302 million) (Note 42(b) & 50(c)).

31 Inventories

	2022 RMB million	2021 RMB million
Consumable spare parts and maintenance materials	1,444	1,559
Other supplies	153	173
	1,597	1,732
Less: provision	(210)	(80)
	1,387	1,652

Provision for inventories is shown as below:

	2022 RMB million	2021 RMB million
At 1 January	80	72
Provision for inventories	133	17
Written off upon disposal	(2)	(9)
Disposal of subsidiaries	(1)	–
At 31 December	210	80

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

32 Trade receivables

	2022 RMB million	2021 RMB million
Trade receivables	2,672	2,897
Less: loss allowance	(53)	(39)
	2,619	2,858

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2022 RMB million	2021 RMB million
Within 1 month	1,942	2,337
More than 1 month but less than 3 months	425	273
More than 3 months but less than 12 months	231	236
More than 1 year	74	51
	2,672	2,897
Less: loss allowance	(53)	(39)
	2,619	2,858

All of the trade receivables are expected to be recovered within one year.

(b) Trade receivables by currencies

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

	2022 RMB million	2021 RMB million
RMB	2,399	2,631
USD	189	195
EURO	8	16
HKD	5	11
AUD	17	9
BDT	7	7
Others	47	28
	2,672	2,897

33 Other receivables

	Note	2022 RMB million	2021 RMB million
VAT recoverable		5,609	7,854
Government grants receivables	(i)	985	474
Rebate receivables on aircraft acquisitions		493	302
Other deposits		166	155
Others	(ii)	822	972
		8,075	9,757
Less: loss allowance	(iii)	(136)	(158)
		7,939	9,599

Notes:

(i) Government grants receivables are recognised as there is reasonable assurance that they will be received and the Group has complied with the conditions attaching to them.

(ii) The amounts include term deposits of RMB177 million (31 December 2021: RMB227 million), which have a maturity over 3 months at acquisition. The weighted average annualised interest rate of term deposits as at 31 December 2022 was 1.91% (31 December 2021: 1.95%).

(iii) The Group lost control of China Southern West Australian Flying College Pty Ltd.("Flying College") in December 2020. As at 31 December 2021 and 2020, prepayment of training expenses made to Flying College amounting to RMB148 million was fully impaired. In 2022, as the unsecured creditor, the Group received an interim amount of the liquidation distribution from Flying College in the amount of RMB29 million, and thus reversed loss allowance of RMB29 million accordingly.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34 Cash and cash equivalents

(a) Cash and cash equivalents comprise:

	2022 RMB million	2021 RMB million
Deposits in banks and other financial institution	1,173	1
Cash at bank and other financial institutions and on hand	18,716	21,455
Cash and cash equivalents in the consolidated statement of financial position	19,889	21,456

The carrying amounts of the Group's cash and cash equivalents are denominated in the following currencies:

	2022 RMB million	2021 RMB million
RMB	17,864	20,457
USD	1,645	782
EURO	180	88
AUD	23	20
JPY	27	12
HKD	45	31
Others	105	66
	19,889	21,456

34 Cash and cash equivalents (continued)

(b) Reconciliation of loss before income tax to cash generated from operating activities:

	Note	2022 RMB million	2021 RMB million
Loss before income tax		**(31,550)**	(13,910)
Adjustments for:			
Depreciation and amortisation	12	**24,266**	24,241
Impairment losses on property, plant and equipment	19	**416**	994
Impairment losses on right-of-use assets	21	**33**	1,585
Impairment losses on other assets	30	**–**	18
Disposal of subsidiaries		**(215)**	–
Disposal of associates		**(42)**	–
Credit losses	11	**(3)**	(1)
Share of associates' results	24	**13**	(9)
Share of joint ventures' results	25	**(304)**	(271)
Gain on disposal of property, plant and equipment and construction in progress	14	**(300)**	(363)
Changes in fair value of financial assets/liabilities	28	**388**	309
Interest income		**(457)**	(675)
Interest expense	15	**6,006**	6,202
Dividends income from other non-current financial assets	26	**(7)**	(4)
Exchange loss/(gain), net		**3,496**	(1,524)
Changes in working capital:			
Decrease in inventories		**187**	108
Increase/(decrease) in contract liabilities and other non-current liabilities		**73**	(85)
Decrease in sales in advance of carriage		**(333)**	(281)
Increase/(decrease) in deferred benefits and gains	46	**35**	(44)
Decrease/(increase) in operating receivables		**1,364**	(1,593)
Increase in operating payables		**2,741**	580
Cash generated from operating activities		**5,807**	15,277

34 Cash and cash equivalents (continued)

(c) Reconciliation of liabilities arising from financing activities:

	Bank loans and other borrowings RMB million (Note 36)	Lease liabilities RMB million (Note 37)	Interest rate swaps (liabilities/ (asset)) RMB million (Note 27)	Derivative component of convertible bonds RMB million (Note 27)	Total RMB million
At 1 January 2022	96,267	102,749	20	1,222	200,258
Changes from financing cash flows:					
Proceeds from bank borrowings	75,429	–	–	–	75,429
Proceeds from ultra-short-term financing bills	27,500	–	–	–	27,500
Proceeds from corporate bonds	3,900	–	–	–	3,900
Repayment of bank borrowings	(36,359)	–	–	–	(36,359)
Repayment of ultra-short-term financing bills	(39,600)	–	–	–	(39,600)
Repayment of corporate bonds	(7,500)	–	–	–	(7,500)
Capital element of lease rentals paid (Note 34(d))	–	(21,960)	–	–	(21,960)
Total changes from financing cash flows	23,370	(21,960)	–	–	1,410
Exchange adjustments	(42)	3,497	–	–	3,455
Changes in fair value	–	–	(49)	486	437
Other changes:					
Increase in lease liabilities from entering into new leases during the year (Note 52)	–	10,476	–	–	10,476
Amortisation amount of convertible bonds	275	–	–	–	275
Impact of accrued interest expense	(90)	–	–	–	(90)
Total other changes	185	10,476	–	–	10,661
At 31 December 2022	119,780	94,762	(29)	1,708	216,221

34 Cash and cash equivalents (continued)

(c) Reconciliation of liabilities arising from financing activities (continued):

	Bank loans and other borrowings RMB million (Note 36)	Lease liabilities RMB million (Note 37)	Interest rate swaps (liabilities/ (assets)) RMB million (Note 27)	Derivative component of convertible bonds RMB million (Note 27)	Total RMB million
At 1 January 2021	78,233	121,213	53	3,092	202,591
Changes from financing cash flows:					
Proceeds from bank borrowings	76,910	–	–	–	76,910
Proceeds from ultra-short-term financing bills	82,500	–	–	–	82,500
Proceeds from corporate bonds	9,000	–	–	–	9,000
Repayment of bank borrowings	(70,437)	–	–	–	(70,437)
Repayment of ultra-short-term financing bills	(68,900)	–	–	–	(68,900)
Repayment of corporate bonds	(3,749)	–	–	–	(3,749)
Capital element of lease rentals paid (Note 34(d))	–	(21,613)	–	–	(21,613)
Total changes from financing cash flows	25,324	(21,613)	–	–	3,711
Exchange adjustments	–	(1,474)	–	–	(1,474)
Changes in fair value	–	–	(33)	269	236
Other changes:					
Increase in lease liabilities from entering into new leases during the year (Note 52)	–	4,623	–	–	4,623
Conversion of convertible bonds to ordinary shares (Note 52)	(8,317)	–	–	(2,139)	(10,456)
Amortisation amount of convertible bonds	456	–	–	–	456
Impact of accrued interest expense	571	–	–	–	571
Total other changes	(7,290)	4,623	–	(2,139)	(4,806)
At 31 December 2021	96,267	102,749	20	1,222	200,258

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

34 Cash and cash equivalents (continued)

(d) Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2022 RMB million	2021 RMB million
Within operating cash flows	(5,054)	(5,794)
Within investing cash flows	(12)	(343)
Within financing cash flows	(21,960)	(21,613)
	(27,026)	(27,750)

These amounts relate to the following:

	2022 RMB million	2021 RMB million
Lease rentals paid	(27,014)	(27,407)
Acquisition of land use rights	(12)	(343)
	(27,026)	(27,750)

35 Assets held for sale

	2022 RMB million	2021 RMB million
Aircraft and other flight equipment	709	1,292

As at 31 December 2022, assets held for sale represents certain aircraft and other flight equipment to be delivered. The carrying amount of aircraft and other flight equipment is RMB709 million. As at 31 December 2022, the transaction price with third party is higher than the carrying amount of the assets, and the sale is expected to be completed in 2023.

36 Borrowings

(a) Borrowings are analysed as follows:

	2022 RMB million	2021 RMB million
Non-current		
Long-term borrowings	15,316	15,389
Corporate bonds (Note (ii))	–	1,000
Convertible bonds (Note 27(ii))	5,240	4,984
Medium-term notes (Note (iii))	13,888	16,981
	34,444	38,354
Current		
Current portion of long-term borrowings	10,773	169
Short-term borrowings	53,674	25,116
Ultra-short-term financing bills	12,536	24,710
Current portion of corporate bonds and medium-term notes (Notes (ii)&(iii))	8,343	7,910
Current portion of convertible bonds (Note 27(ii))	10	8
	85,336	57,913
Total borrowings	119,780	96,267
The borrowings are repayable:		
Within one year	85,336	57,913
In the second year	14,167	18,611
In the third to fifth year	17,599	16,747
After the fifth year	2,678	2,996
Total borrowings	119,780	96,267

(Expressed in Renminbi unless otherwise indicated)

36 Borrowings (continued)

(a) Borrowings are analysed as follows: (continued)

Notes:

(i) As at 31 December 2022, the Group did not have any secured bank borrowings (31 December 2021: nil).

(ii) The Company issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45% per annum with a term of 3 years. The bonds were redeemed by the Company in 2022 upon maturity.

The Company issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72% per annum with a term of 3 years. The bonds were redeemed by the Company in 2022 upon maturity.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58% per annum with a term of 3 years. The bonds were redeemed by Xiamen Airlines in 2022 upon maturity.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% per annum with a term of 3 years. As at 31 December 2022, the bonds will mature within 1 year.

(iii) The Company issued medium-term notes with aggregate nominal value of RMB1,000 million in 2019 at an annual interest rate of 3.20% with a term of 3 years. The medium-term notes were redeemed by the Company in 2022 upon maturity.

The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at 31 December 2022, the medium-term notes with aggregate nominal value of RMB7,000 million will mature within 1 year and RMB1,000 million will mature over 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at 31 December 2022, the medium-term notes will mature over 1 year.

The Company issued medium-term notes with aggregate nominal value of RMB3,800 million in 2022 at annual interest rates ranging from 2.69% to 2.95% with terms of 3 years. As at 31 December 2022, the medium-term notes will mature over 1 year.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB100 million in 2022 at annual interest rate of 3.00% per annum with a term of 3 years. As at 31 December 2022, the medium-term notes will mature over 1 year.

(b) As at 31 December 2022, the Group's weighted average interest rates on short-term borrowings were 2.16% per annum (31 December 2021: 2.20% per annum).

36 Borrowings (continued)

(c) Details of borrowings with original maturity over one year are as follows:

	2022 RMB million	2021 RMB million
Renminbi denominated borrowings		
Fixed interest rates at 1.20%~3.30% per annum as at 31 December 2022	**22,667**	12,483
Corporate bond – Fixed interest rate at 2.95%	**1,024**	7,666
Convertible bond – Fixed interest rate (Note27(ii))	**5,250**	4,992
Medium-term notes – Fixed interests rates at 2.44%~3.28%	**21,207**	18,225
Floating interest rates at 65%~70% of benchmark interest rate (stipulated by PBOC) as at 31 December 2022	**3,422**	3,075
	53,570	46,441
Less: borrowings due within one year classified as current liabilities	**(19,126)**	(8,087)
	34,444	38,354

(d) The carrying amounts of the borrowings are denominated in the following currencies:

	2022 RMB million	2021 RMB million
Renminbi	**118,386**	96,267
US Dollars	**1,394**	–
	119,780	96,267

(e) The balance of short-term and long-term borrowings as at 31 December 2022 included entrusted loans from CSAH via Finance Company to the Group amounted to RMB13,007 million (31 December 2021: RMB1,001 million), among which RMB10,005 million were repayable within one year (31 December 2021: nil), and RMB3,002 million were repayable over one year (31 December 2021: RMB1,001 million) (Note 50(d)(ii)).

(f) Certain of the Group's banking facilities are subject to the fulfilment of covenants relating to the Group's certain financial ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group's management of liquidity risk are set out in Note 4(a). As at 31 December 2022, for short-term borrowings with an aggregate amount of RMB27,400 million, the loan covenants relating to certain financial ratios were breached (31 December 2021: nil). The Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require the Group to repay the borrowings until the due dates, and will maintain the credit facilities granted to the Group.

37 Lease liabilities

At 31 December 2022, the lease liabilities were payable as follows:

	2022 RMB million	2021 RMB million
Within 1 year	21,799	20,805
After 1 year but within 2 years	17,412	19,229
After 2 years but within 5 years	36,225	38,950
After 5 years	19,326	23,765
	94,762	102,749

		Obligations by denominated currencies					
For the year ended 31 December 2022	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.76%~4.90%	35,913	25	7,338	9	29	43,314
Floating interest rates	0.73%~7.72%	3,964	322	44,921	2,241	–	51,448
		39,877	347	52,259	2,250	29	94,762

		Obligations by denominated currencies					
For the year ended 31 December 2021	Effective interest rate	USD RMB million	Japanese Yen RMB million	Renminbi RMB million	Euro RMB million	Other currencies RMB million	Total RMB million
Fixed interest rates	1.78%~4.90%	38,254	9	12,780	8	19	51,070
Floating interest rates	0.42%~5.22%	5,524	514	43,091	2,550	–	51,679
		43,778	523	55,871	2,558	19	102,749

The Group has significant lease liabilities which are denominated in USD as at 31 December 2022. The net exchange loss of RMB3,619 million for the year ended 31 December 2022 (2021: net exchange gain of RMB1,575 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

38 Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2022 RMB million	2021 RMB million
Within 1 month	420	403
More than 1 month but less than 3 months	437	221
More than 3 months but less than 6 months	265	221
More than 6 months but less than 1 year	129	268
More than 1 year	286	215
	1,537	1,328

The carrying amounts of the Group's trade payables are denominated in the following currencies:

	2022 RMB million	2021 RMB million
Renminbi	1,149	891
USD	382	431
Others	6	6
	1,537	1,328

39 Contract liabilities

	2022 RMB million	2021 RMB million
Unredeemed credits under the frequent flyer award programmes (Note)	1,423	1,459
Others	73	83
	1,496	1,542

Note: As at 31 December 2022, unredeemed credits under the frequent flyer award programmes represent the aggregated amounts of the transaction price allocated to the remaining performance obligation, which is expected to be recognised as revenue in the future when the customers obtain control of the goods or services. Movement of unredeemed credits under the frequent flyer award programmes is set out below:

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

39 Contract liabilities (continued)

	2022 **RMB million**	2021 RMB million
Balance at 1 January	**3,061**	3,196
– Current	**1,459**	1,451
– Non-current	**1,602**	1,745
Addition as a result of increase of the unredeemed credits under the frequent flyer award programmes	**1,564**	1,628
Reduction as a result of revenue recognised during the year	**(1,452)**	(1,763)
– Recognised as revenue from opening balance of contract liabilities	**(1,084)**	(1,344)
– Recognised as revenue from current year addition of contract liabilities	**(368)**	(419)
Balance at 31 December	**3,173**	3,061
Representing:		
– Current	**1,423**	1,459
– Non-current (Note 41)	**1,750**	1,602

40 Sales in advance of carriage

As at 31 December 2022, the amount of sales in advance of carriage represents revenue expected to be recognised in the future when the customers obtain control of and accept the passenger transportation services to be provided by the Group. During the year, RMB2,408 million which was included in the opening balance of the sales in advance of carriage (2021: RMB2,528 million) was recognised as revenue, and RMB1,151 million was refunded to the customers (2021: RMB1,267 million).

41 Other non-current liabilities

	Note	**2022** **RMB million**	2021 RMB million
Unredeemed credits under the frequent flyer award programmes	39	**1,750**	1,602
Long-term payables (Note)		**204**	193
Others		**–**	29
		1,954	1,824

Note: In 2020 and 2022, the Group disposed certain aircraft through sale and leaseback agreement, and the long-term payables were additional financing provided by buyer-lessor to the Group in aircraft sale and leaseback transactions. As at 31 December 2022, long-term payables (including the portion due within one year) was RMB531 million (31 December 2021: RMB291 million), among which RMB143 million was recorded in the amounts due to related companies (31 December 2021: nil) (Note 42(c)).

42　Balances with related companies

(a)　Amounts due from related companies

	Note	2022 RMB million	2021 RMB million
Current			
CSAH and its affiliates		10	14
Associates		76	72
Joint ventures		30	28
Other related companies		–	1
	50(c)	116	115
Non-current			
Associates	50(c)	357	151

As at 31 December 2022, the amounts due from associates include long-term receivables of RMB404 million (including the portion due within one year) relating to finance lease arrangements (31 December 2021: RMB183 million) (Note(26)(ii)). Other than that, the remaining amounts due from related companies are unsecured, interest-free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b)　Prepayments to related companies for acquisition of long-term assets

	Note	2022 RMB million	2021 RMB million
Non-current			
CSAH and its affiliates		429	719
Associates		66	495
Joint ventures		–	88
	30&50(c)	495	1,302

(c)　Amounts due to related companies

	Note	2022 RMB million	2021 RMB million
Current			
CSAH and its affiliates		262	174
Associates		14	14
Joint ventures		159	175
	50(c)	435	363
Non-current			
CSAH and its affiliates	50(c)	85	–

As at 31 December 2022, the amounts due to CSAH and its affiliates include long-term payables of RMB143 million (including the portion due within one year) relating to finance lease arrangements (31 December 2021: nil) (Note 41). Other than that, the remaining amounts due to related companies are unsecured, interest-free and have no fixed terms of repayment. They are expected to be settled within one year.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

43 Accrued expenses

	2022 RMB million	2021 RMB million
Repairs and maintenance	6,713	5,477
Salaries and welfare	4,564	4,457
Landing and navigation fees	1,327	1,855
Jet fuel costs	1,665	1,524
Computer reservation services	712	457
Provision for major overhauls (Note 45)	596	124
Air catering expenses	57	75
Others	2,002	1,510
	17,636	15,479

44 Other liabilities

	2022 RMB million	2021 RMB million
Payable for purchase of property, plant and equipment	3,507	3,420
Civil Aviation Development Fund and airport tax payable	554	714
Sales agent deposits	574	446
Other taxes payable	460	501
Deposit received for chartered flights	207	259
Others	2,514	2,438
	7,816	7,778

45 Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under leases are as follows:

	2022 RMB million	2021 RMB million
At 1 January	4,944	4,642
Additional provision	922	714
Utilisation	(71)	(412)
At 31 December	5,795	4,944
Less: current portion (Note 43)	(596)	(124)
	5,199	4,820

46 Deferred benefits and gains

	2022 RMB million	2021 RMB million
Maintenance rebates	467	485
Government grants	288	233
Others	5	7
	760	725

47 Share capital

	2022 RMB million	2021 RMB million
Registered, issued and paid-up capital:		
Trade-restricted:		
3,257,005,885 A shares of RMB1.00 each owned by CSAH (2021: 2,453,434,457 shares of RMB1.00 each) (Note (ii))	3,257	2,453
	3,257	2,453
Tradable:		
6,147,463,051 A shares of RMB1.00 each owned by CSAH (2021: 6,147,463,051 shares of RMB1.00 each)	6,147	6,147
4,072,426,466 A shares of RMB1.00 each (2021: 4,072,395,671 shares of RMB1.00 each)	4,073	4,073
4,643,997,308 H shares of RMB1.00 each (Note (iii)) (2021: 4,275,144,849 shares of RMB1.00 each)	4,644	4,275
	14,864	14,495
	18,121	16,948

Notes:

(i)   All the A and H shares rank pari passu in all material respects.

(ii)   In November 2022, the Company issued 803,571,428 A shares ("2022 A shares") to CSAH at the price of RMB5.60 per share. RMB804 million was credited to share capital and RMB3,693 million was credited to share premium. The 2022 A shares issued to CSAH are restricted for trading within 36 months upon completion of the issuance.

(iii)   In August 2022, the Company issued 368,852,459 H shares ("2022 H shares") to a fellow subsidiary of CSAH at the price of HKD4.88 per share. RMB369 million was credited to share capital and RMB1,180 million was credited to share premium. In accordance with the 2022 H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the 2022 H shares for 36 months from the date of completion of the issuance. Considering that the 2022 H shares are not subject to restrictions on sales in nature, the 2022 H shares were recognized as tradable shares.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

48 Reserves

(a) Dividends

The directors did not propose any final dividend in respect of the years ended 31 December 2022 and 2021.

(b) Share premium

The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued.

(c) Fair value reserve (non-recycling)

The fair value reserve (non-recycling) mainly comprises the Group's and share of an associate's cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see Note 2(f)).

(d) Other reserves

Other reserves mainly comprise statutory surplus reserve. According to the PRC Company Law and the Articles of Association of the Company and its certain subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained earnings at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended 31 December 2022, the Company did not make any appropriation of statutory surplus reserve as the Company recorded a net loss in 2022 (2021: nil).

49 Commitments

(a) Capital commitments

Capital commitments outstanding as at 31 December 2022 not provided for in the financial statements were as follows:

	2022 RMB million	2021 RMB million
Commitments in respect of aircraft, engines and flight equipment		
– authorised and contracted for	**97,329**	54,662
Investment commitments		
– authorised and contracted for		
– share of capital commitments of a joint venture	**52**	185
– capital contributions for acquisition of interests in an associate	**171**	171
– authorised but not contracted for		
– share of capital commitments of a joint venture	**14**	24
	237	380
Commitments for other property, plant and equipment		
– authorised and contracted for	**3,865**	3,796
– authorised but not contracted for	**5,450**	5,785
	9,315	9,581
	106,881	64,623

As at 31 December 2022, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft, engines and flight equipment are as follows:

	2022 RMB million	2021 RMB million
2022	**–**	33,165
2023	**33,968**	15,093
2024	**23,795**	6,404
2025	**21,306**	–
2026 and the years after 2026	**18,260**	–
	97,329	54,662

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50 Material related party transactions

(a) *Key management personnel remuneration*

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors (excluding independent non-executive directors) as disclosed in Note 58, is as follows:

	2022 RMB million	2021 RMB million
Salaries, wages and welfare	9,796	12,353
Retirement scheme contributions	1,528	1,854
	11,324	14,207

	2022 RMB million	2021 RMB million
Directors and supervisors (Note 58)	1,691	1,733
Senior management	9,633	12,474
	11,324	14,207

Total remuneration is included in "staff costs" (Note 13).

50 Material related party transactions (continued)

(b) Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

	Note	2022 RMB million	2021 RMB million
Income from CSAH and its affiliates			
Rental income*	(i)	7	7
Aviation material sales income*	(ii)	24	4
Entrusted management income*	(iii)	39	39
Commission income*	(iv)	2	18
Others*		11	4
Purchase of goods and services from CSAH and its affiliates			
Commission expenses and service fee*	(v)	24	39
Maintenance material purchase expense and lease charges for maintenance materials	(ii)	68	106
Air catering supplies expenses*	(i)	57	84
Lease charges for land and buildings*	(vi)	406	407
Property management fee*	(vii)	165	154
Construction fee*	(xx)	37	–
Others*		5	8
Purchase of goods and services from joint ventures and associates			
Repairing charges	(viii)	1,928	2,474
Repairing charges and maintenance material purchase expenses	(ix)	1,905	2,124
Ground service expenses	(x)	14	13
Air catering supplies	(xi)	–	3
Advertising expenses*	(xii)	103	131
Property management fee	(xiii)	6	17
Lease charges for land and buildings	(xiv)	13	14
Commission expenses	(xv)	2	6
Others		30	50

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50 Material related party transactions (continued)

(b) *Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)*

	Note	2022 RMB million	2021 RMB million
Income received from joint ventures and associates			
Maintenance material sales and handling income	(xvi)	40	30
Entrustment income for advertising media business*	(xii)	2	2
Repairing income	(xv)	10	12
Air catering supplies income	(xv)	4	10
Pilot training income	(xv)	7	19
Ground service income	(xv)	13	18
Transfer of pilots income	(xv)	8	24
Aircraft leasing income	(xvii)	6	4
Others		14	15
Purchase of goods and services from other related companies			
Computer reservation services	(xviii)	265	465
Aircraft related transactions with CSAH and its affiliates			
Payment of lease charges on aircraft*	(xix)	5,727	5,323

(i)   Shenzhen Air Catering Co., Ltd. ("SACC") is an associate of CSAH.

Air catering supplies expenses are payable by the Group in respect of certain in-flight meals and related services with SACC.

In addition, the Group leased certain land and buildings, equipment to SACC under operating lease agreements.

(ii)   China Aviation Supplies Holding Company ("CASC") is an associate of CSAH.

The Group purchases software service, as well as purchases and leases maintenance materials from CASC, and CASC also purchases maintenance materials from the Group.

General Aviation Limited, became a subsidiary of CSAH in 2022, purchases maintenance materials from the Group.

50 Material related party transactions (continued)

(b) Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

(iii) China Northern Airlines Co., Ltd. ("CNAC") is a wholly-owned subsidiary of CSAH.

The Group provides entrusted management service to CSAH and CNAC.

(iv) China Southern Airlines Insurance Brokerage Co., Ltd. ("SAIB"), is a wholly-owned subsidiary of CSAH. The Group provides certain website resources to SAIB for the sales of air insurance.

(v) Commission is earned by Shenzhen Baiyun Air Service Co.,Ltd., a wholly-owned subsidiary of CSAH, in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

Service fee is earned by Shenzhen Baiyun Air Service Co.,Ltd., a wholly-owned subsidiary of CSAH, for providing transportation and accommodation services to the Group. Service fee is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

(vi) The Group leases certain land and buildings in the PRC from CSAH and its affiliates. The amount represents rental expenses for land and buildings paid or payable to CSAH and its affiliates.

(vii) China Merchants Property Operation & Service Co., Ltd. (previous name: China Southern Airlines Group Property Management Co., Ltd.), became an associate of CSAH in 2022, provides property management services to the Group.

(viii) MTU, a joint venture of the Group, provides comprehensive maintenance services to the Group.

(ix) GAMECO, a joint venture of the Group, provides comprehensive maintenance services to the Group.

The Group also purchases maintenance material from GAMECO.

(x) Beijing Aviation Ground Services Co.,Ltd. and Shenyang Konggang Logistic Co., Ltd., associates of the Group, provide ground services to the Group.

(xi) Beijing Airport Inflight Kitchen Co.,Ltd. is an associate of the Group and provides air catering related services to the Group.

(xii) SACM, an associate of the Group, provides advertising services to the Group. The Group provides certain media resources to SACM.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

50 Material related party transactions (continued)

(b) *Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)*

(xiii) Xinjiang Civil Aviation Property Management Ltd., an associate of the Group, provides property management services to the Group.

(xiv) Beijing Xingming Lake Jinyan Hotel Co., Ltd., an associate of the Group, provides land and buildings lease services to the Group.

(xv) The Group provides repairing service and air catering supplies service to Sichuan Airlines.

Commission is earned by Sichuan Airlines in connection with the air tickets sold on behalf of the Group.

In addition, the Group provides pilot training service, ground services and transferred pilots to Sichuan Airlines.

(xvi) The Group imports and sells maintenance materials to GAMECO and MTU, and earns maintenance materials sales and handling income.

(xvii) The Group provides aircraft lease service to Sichuan Airlines and earns aircraft leasing income.

(xviii) China Travel Sky Holding Company is a related party of the Group as a key management personnel of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xix) China Southern Airlines International Finance Leasing Co., Ltd. ("CSA International"), a joint venture of CSAH, provides aircraft and engines lease services to the Group.

(xx) Guangzhou Southern Airlines Construction Co., Ltd., a wholly-owned subsidiary of CSAH, provides construction services to the Group.

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section "CONNECTED TRANSACTION" of the Report of Director.

50 Material related party transactions (continued)

(c) Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

Details of amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group:

	Note	2022 RMB million	2021 RMB million
Current receivables:			
CSAH and its affiliates		10	14
Associates		76	72
Joint ventures		30	28
Other related companies		–	1
	42(a)	116	115

	Note	2022 RMB million	2021 RMB million
Long-term receivables:			
Associates		357	151
	42(a)	357	151

	Note	2022 RMB million	2021 RMB million
Prepayments of acquisition of long-term assets:			
CSAH and its affiliates		429	719
Associates		66	495
Joint ventures		–	88
	30&42(b)	495	1,302

	Note	2022 RMB million	2021 RMB million
Payables:			
CSAH and its affiliates		262	174
Associates		14	14
Joint ventures		159	175
	42(c)	435	363

	Note	2022 RMB million	2021 RMB million
Long-term payables:			
The CSAH and its affiliates	42(c)	85	–

50 Material related party transactions (continued)

(c) Balances with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	2022 **RMB million**	2021 RMB million
Accrued expenses:		
CSAH and its affiliates	**57**	27
Associates	**57**	57
Joint ventures	**1,505**	1,277
Other related companies	**770**	612
	2,389	1,973
Lease liabilities:		
The CSAH and its affiliates	**24,755**	24,756
Associates	**3**	17
	24,758	24,773

Except the long-term receivables, long-term payables and lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

(d) Loans from and deposits placed with related parties

(i) Loans from Finance Company*

At 31 December 2022, loans from Finance Company to the Group amounted to RMB6,363 million (31 December 2021: RMB3,018 million).

The unsecured loans are repayable as follows:

	2022 **RMB million**	2021 RMB million
Within 1 year	**6,325**	2,978
After 1 year but within 2 years	**38**	40
	6,363	3,018

Interest expense charged on such loans amounted to RMB197 million (2021: RMB76 million) and the interest rates range from 3.00% to 3.30% per annum during the year ended 31 December 2022 (2021: 3.00% to 3.30%).

50 Material related party transactions (continued)

(d) *Loans from and deposits placed with related parties (continued)*

(ii) Entrusted loans from CSAH*

In 2021, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB1,000 million to the Group, which was repaid in 2022.

In 2022, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB13,000 million to the Group.

As at 31 December 2022, the unsecured entrusted loans of RMB10,005 million (including accrued interest expense of RMB5 million) were repayable within one year (31 December 2021: nil) and RMB3,002 million (including accrued interest expense of RMB2 million) were repayable over one year (31 December 2021: RMB1,001 million) (Note 36(e)).

Interest expense charged on such loans amounted to RMB90 million (2021: RMB22 million) and the interest rate was 2.00% per annum during the year ended 31 December 2022 (2021: 3.85% per annum).

(iii) Convertible bonds subscribed by CSAH*

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par, among which, CSAH subscribed for 101,027,580 of the convertible bonds. In June 2021, CSAH has converted all of the subscribed convertible bonds to A share ordinary shares. As at 31 December 2022, CSAH does not hold any convertible bonds issued by the Group.

(iv) Medium-term notes subscribed by Finance Company*

In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance date at an annual interest rate of 3.28%, and Finance Company subscribed for RMB300,000,000 of the medium-term notes. As at 31 December 2022, Finance Company holds RMB300,000,000 of the medium-term notes.

(v) Deposits placed with Finance Company*

As at 31 December 2022, the Group's deposits with Finance Company are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	2022 RMB million	2021 RMB million
Deposits placed with Finance Company	14,118	12,621

Interest income from such deposits amounted to RMB202 million during the year ended 31 December 2022 (2021: RMB159 million).

---

*   These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section "CONNECTED TRANSACTION" of the Report of Director.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

51 Employee benefits plan

(a) *Retirement benefits*

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 14% to 16% (2021: 14% to 16%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme ("Pension Scheme") that was implemented by CSAH. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year's annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2022 was approximately RMB884 million (2021: RMB998 million).

For the year ended 31 December 2022, there is no forfeited contribution under the retirement schemes and Pension Scheme which may be used by the Group to reduce the contribution payable in future years.

(b) *Housing benefits*

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

52 Supplementary information to the consolidated cash flow statement

Non-cash transactions

	2022 **RMB million**	2021 RMB million
Lease of aircraft	**10,476**	4,623
Convertible bonds converted to A shares	**–**	10,456

53 Contingent liabilities

(a)   The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH's rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the aforementioned properties and buildings.

(b)   The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group's operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)   The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB562 million (31 December 2021: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2022, total personal bank loans of RMB143 million (31 December 2021: RMB181 million), under these guarantees, were drawn down from the banks. During the year, RMB0.2 million has been made by the Group due to the default of payments of certain pilot trainees (2021: RMB2 million).

54 Immediate and ultimate controlling party

As at 31 December 2022, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAH, a state-owned enterprise established in the PRC.

55 Non-adjusting events after the financial year end

After the financial year end, there were no non-adjusting events occurred up to the date of issue of these financial statements.

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

56 Company-level statement of financial position

	31 December 2022 RMB million	31 December 2021 RMB million
Non-current assets		
Property, plant and equipment, net	48,508	53,001
Construction in progress	24,168	23,318
Right-of-use assets	126,081	126,633
Investments in subsidiaries	11,213	11,990
Interest in associates	1,318	1,332
Interest in joint ventures	1,832	1,832
Aircraft lease deposits	344	298
Other equity instrument investments	–	40
Other non-current financial assets	21	25
Deferred tax assets	11,007	11,558
Amounts due from subsidiaries and other related companies	4,987	4,949
Derivative financial assets	27	–
Other assets	1,577	2,078
	231,083	237,054
Current assets		
Inventories	936	1,101
Trade receivables	480	796
Other receivables	5,439	7,468
Cash and cash equivalents	8,386	11,778
Assets held for sale	26	1,292
Restricted bank deposits	92	97
Prepaid expenses and other current assets	489	565
Derivative financial assets	2	–
Amounts due from subsidiaries and other related companies	10,188	6,210
	26,038	29,307
Current liabilities		
Derivative financial liabilities	1,708	1,222
Borrowings	75,025	53,905
Lease liabilities	20,097	18,422
Trade payables	105	228
Contract liabilities	1,370	1,354
Sales in advance of carriage	2,544	2,677
Amounts due to subsidiaries and other related companies	1,804	2,575
Accrued expenses	14,061	9,461
Other liabilities	5,128	5,460
	121,842	95,304

56 Company-level statement of financial position (continued)

	Note	31 December 2022 RMB million	31 December 2021 RMB million
Non-current liabilities			
Borrowings		**30,201**	36,797
Lease liabilities		**70,786**	76,222
Derivative financial liabilities		**–**	20
Other non-current liabilities		**1,864**	1,694
Amounts due to related companies		**85**	–
Provision for major overhauls		**2,762**	2,905
Deferred benefits and gains		**298**	327
		105,996	117,965
Net assets		**29,283**	53,092
Capital and reserves			
Share capital		**18,121**	16,948
Reserves	57	**11,162**	36,144
Total equity		**29,283**	53,092

57 Reserves movement of the Company

	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non-recycling) RMB million	Other reserves RMB million	Retained Earnings/ (accumulated losses) RMB million	Total RMB million
Balance at 1 January 2021	38,288	(33)	–	2,725	(1,575)	39,405
Changes in equity for 2021:						
Total comprehensive income for the year	–	33	(45)	–	(12,086)	(12,098)
Conversion of convertible bonds to ordinary shares	8,837	–	–	–	–	8,837
Balance at 31 December 2021 and 1 January 2022	**47,125**	**–**	**(45)**	**2,725**	**(13,661)**	**36,144**
Changes in equity for 2022:						
Total comprehensive income for the year	**–**	**–**	**5**	**–**	**(29,860)**	**(29,855)**
Issuance of shares (Note 47(ii)&(iii))	**4,873**	**–**	**–**	**–**	**–**	**4,873**
Disposal of an equity instrument investment	**–**	**–**	**40**	**–**	**(40)**	**–**
Balance at 31 December 2022	**51,998**	**–**	**–**	**2,725**	**(43,561)**	**11,162**

58 Benefits and interests of directors and supervisors

(a) Directors' and supervisors' emoluments

The remuneration of every director and supervisor for the year ended 31 December 2022 is set out below:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Housing allowance RMB'000	Employer's contribution to a retirement benefit scheme RMB'000	Total RMB'000
Executive directors					
Ma Xu Lun (Note (i))	–	–	–	–	–
Han Wen Sheng (Note (i))	–	–	–	–	–
Luo Lai Jun (Note (i)&(v))	–	–	–	–	–
Supervisors					
Ren Ji Dong (Note (ii))	–	–	–	–	–
Lin Xiao Chun	–	687	–	157	844
Yang Bin	–	687	–	160	847
Independent non-executive directors					
Liu Chang Le	200	–	–	–	200
Guo Wei	200	–	–	–	200
Yan Yan (Note (iv))	167	–	–	–	167
Gu Hui Zhong	200	–	–	–	200
Cai Hong Ping (Note (v))	–	–	–	–	–

NOTES TO THE
FINANCIAL STATEMENTS

(Expressed in Renminbi unless otherwise indicated)

58 Benefits and interests of directors and supervisors (continued)

(a) Directors' and supervisors' emoluments (continued)

The remuneration of every director and supervisor for the year ended 31 December 2021 is set out below:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Housing allowance RMB'000	Employer's contribution to a retirement benefit scheme RMB'000	Total RMB'000
Executive directors					
Ma Xu Lun (Note (i))	–	–	–	–	–
Han Wen Sheng (Note (i))	–	–	–	–	–
Supervisors					
Ren Ji Dong (Note (ii)&(xi))	–	667	–	131	798
Lin Xiao Chun	–	655	–	147	802
Yang Bin (Note (ix))	–	294	–	25	319
Li Jia Shi (Note (iii)&(x))	–	–	–	–	–
Mao Juan (Note (viii))	–	478	–	134	612
Independent non-executive directors					
Liu Chang Le (Note (vii))	133	–	–	–	133
Guo Wei (Note (vii))	133	–	–	–	133
Yan Yan (Note (vii))	133	–	–	–	133
Gu Hui Zhong	153	–	–	–	153
Tan Jin Song (Note (vi))	50	–	–	–	50
Jiao Shu Ge (Note (vi))	50	–	–	–	50
Zheng Fan (Note (vi))	20	–	–	–	20

Notes:

(i)   These directors did not receive any remuneration for their services in the capacity of the directors of the Company. They also held management positions in CSAH and their salaries were borne by CSAH.

(ii)   Mr. Ren Ji Dong did not receive any remuneration for his service in the capacity of the supervisor of the Company in 2022 and 2021 but received salary for his service in the capacity of the senior management in 2021. He also held management position in CSAH and his salary for his services was borne by CSAH since November 2021.

(iii)   Mr. Li Jia Shi did not receive any remuneration for his service in the capacity of the supervisor of the Company since 1 February 2018. He also held management position in CSAH and his salary was borne by CSAH.

(iv)   Resigned on 28 October 2022.

(v)   Appointed on 28 December 2022.

(vi)   Resigned on 30 April 2021.

(vii)   Appointed on 30 April 2021.

(viii) Resigned on 24 November 2021.

(ix)   Appointed on 24 November 2021.

(x)   Resigned on 28 December 2021.

(xi)   Appointed on 28 December 2021.

58 Benefits and interests of directors and supervisors (continued)

(b) Directors' and supervisors' termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2022 (2021: nil).

(c) Consideration provided to third parties for making available directors' and supervisors' services

For the year ended 31 December 2022, the Group did not pay consideration to any third parties for making available directors' and supervisors' services (2021: nil).

(d) Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2022, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2021: nil).

(e) Directors' and supervisors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2021: nil).

(Expressed in Renminbi unless otherwise indicated)

59 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2022

Up to the date of issue of these financial statements, the IASB has issued a number of new or amended standards, which are not yet effective for the year ended 31 December 2022 and which have not been adopted in these financial statements. These developments include the following which may be relevant to the Group.

	Effective for accounting periods beginning on or after
IFRS 17, *Insurance contracts*	1 January 2023
Amendments to IAS 1, *Presentation of financial statements and IFRS Practice Statement 2, Making materiality judgements: Disclosure of accounting policies*	1 January 2023
Amendments to IAS 8, *Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates*	1 January 2023
Amendments to IAS 12, *Income taxes: Deferred tax related to assets and liabilities arising from a single transaction*	1 January 2023
Amendments to IAS 1, *Presentation of financial statements: Classification of liabilities as current or non-current*	1 January 2024
Amendments to IAS 1, *Presentation of financial statements: Non-current liabilities with covenants*	1 January 2024
Amendments to IFRS 16, *Leases: Lease liability in a sale and leaseback*	1 January 2024

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application.

So far it has concluded that except for the adoption of "Amendments to IAS 1, *Presentation of financial statements: Classification of liabilities as current or non-current*", the adoption of the developments above is unlikely to have a significant impact on the consolidated financial statements.

As at 31 December 2022, if the "Amendments to IAS 1, *Presentation of financial statements: Classification of liabilities as current or non-current*" is adopted by the Group, the convertible bonds recorded in non-current liabilities amounted to RMB5,240 million would be reclassified to current liabilities.

SUPPLEMENTARY FINANCIAL INFORMATION

For the year ended 31 December 2022
(Prepared in accordance with PRC Accounting Standards)

CONDENSED CONSOLIDATED INCOME STATEMENT

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2022 RMB million	2021 RMB million
Revenue	87,059	101,644
Less: Operating costs	105,862	104,229
Taxes and surcharges	240	365
Selling and distribution expenses	4,555	4,993
General and administrative expenses	3,560	3,678
Research and development expenses	389	381
Finance expenses	9,240	4,025
Including: interest expense	6,006	6,202
interest income	457	675
Add: Other income	4,670	3,964
Investment income	555	284
Including: income from investment in associates and joint ventures	291	280
Loss on fair value movement	(388)	(309)
Credit losses	3	1
Impairment losses	(582)	(2,614)
Gain on assets disposals	330	399
Operating loss	(32,199)	(14,302)
Add: Non-operating income	710	660
Less: Non-operating expenses	37	261
Loss before income tax	(31,526)	(13,903)
Less: Income tax	2,172	(2,892)
Net loss for the year	(33,698)	(11,011)
(1) Net loss classified by continuity of operations:		
1. Net loss from continuing operations	(33,698)	(11,011)
2. Net loss from discontinued operations	–	–
(2) Net loss classified by ownership:		
1. Shareholders of the Company	(32,682)	(12,103)
2. Non-controlling interests	(1,016)	1,092

SUPPLEMENTARY *FINANCIAL INFORMATION*

For the year ended 31 December 2022
(Prepared in accordance with PRC Accounting Standards)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 December 2022 RMB million	31 December 2021 RMB million
Assets		
Total current assets	32,771	37,866
Long-term equity investments	6,205	5,977
Fixed assets and construction in progress	124,132	122,686
Intangible assets and other non-current assets	136,420	143,588
Deferred tax assets	12,473	12,831
Total assets	312,001	322,948
Liabilities and equity		
Current liabilities	141,458	110,990
Deferred tax liabilities	24	26
Other non-current liabilities	115,405	127,687
Total liabilities	256,887	238,703
Total equity attributable to equity shareholders of the Company	41,057	67,616
Non-controlling interests	14,057	16,629
Total equity	55,114	84,245
Total liabilities and equity	312,001	322,948

RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRSs on loss attributable to equity shareholders of the Company is analysed as follows:

	Note	**2022** **RMB million**	2021 RMB million
Amounts under PRC GAAP		**(32,682)**	(12,103)
Adjustments:			
Capitalisation of exchange difference of specific loans	(a)	**(25)**	(8)
Government grants	(b)	**1**	1
Income tax effect of the above adjustments		**6**	2
Effect of the above adjustments on non-controlling interests		**1**	2
Amounts under IFRSs		**(32,699)**	(12,106)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	**2022** **RMB million**	2021 RMB million
Amounts under PRC GAAP		**41,057**	67,616
Adjustments:			
Capitalisation of exchange difference of specific loans	(a)	**14**	39
Government grants	(b)	**(4)**	(5)
Adjustment arising from the Company's business combination under common control	(c)	**237**	237
Income tax effect of the above adjustments		**(2)**	(8)
Effect of the above adjustments on non-controlling interests		**(27)**	(28)
Amounts under IFRSs		**41,275**	67,851

Notes:

(a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(b) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of "capital reserve" are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

FIVE YEAR SUMMARY

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December				
	2022 **RMB million**	**2021** **RMB million**	**2020** **RMB million**	**2019** **RMB million**	**2018** **RMB million**
Operating revenue	**87,059**	101,644	92,561	154,322	143,623
Operating expenses	**(115,262)**	(116,340)	(109,111)	(148,608)	(140,242)
Other net income	**5,661**	4,767	4,686	5,124	5,438
Operating (loss)/profit	**(22,542)**	(9,929)	(11,864)	10,838	8,819
Interest income	**457**	675	322	74	125
Interest expense	**(6,006)**	(6,202)	(6,716)	(5,845)	(3,202)
Share of associates' results	**(13)**	9	(776)	(178)	263
Share of joint ventures' results	**304**	271	309	365	200
Exchange (loss)/gain, net	**(3,619)**	1,575	3,485	(1,477)	(1,853)
Other non-operating (expenses)/income	**(131)**	(309)	45	278	12
(Loss)/profit before income tax	**(31,550)**	(13,910)	(15,195)	4,055	4,364
Income tax	**(2,166)**	2,894	3,368	(971)	(1,000)
(Loss)/profit for the year	**(33,716)**	(11,016)	(11,827)	3,084	3,364
(Loss)/profit attributable to:					
Equity shareholders of the Company	**(32,699)**	(12,106)	(10,847)	2,640	2,895
Non-controlling interests	**(1,017)**	1,090	(980)	444	469
(Loss)/profit for the year	**(33,716)**	(11,016)	(11,827)	3,084	3,364
(Loss)/earnings per share Basic and diluted (expressed in RMB per share)	**(1.90)**	(0.75)	(0.77)	0.22	0.27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

	As at 31 December				
	2022 **RMB million**	**2021** **RMB million**	**2020** **RMB million**	**2019** **RMB million**	**2018** **RMB million**
Non-current assets	**278,792**	285,345	287,398	290,190	222,877
Net current liabilities	**(108,004)**	73,124	56,696	78,752	59,615
Non-current liabilities	**115,429**	127,713	145,571	134,109	84,793
Total equity attributable to equity shareholders of the Company	**41,275**	67,851	69,584	64,106	65,257
Non-controlling interests	**14,084**	16,657	15,547	13,223	13,212



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